Exhibit 99.2

WOORI BANK

SEPARATE FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2025 and 2024

WOORI BANK

Page(s)

INDEPENDENT AUDITORS’ REPORT	1-3

Separate Financial Statements

Separate Statements of Financial Position	5-6

Separate Statements of Comprehensive Income	7

Separate Statements of Changes in Equity	8

Separate Statements of Cash Flows	9-10

Notes to the Separate Financial Statements	11-157

Independent Auditors’ Review Report on Internal Control over Financial Reporting	158

INDEPENDENT AUDITORS’ REPORT

(Based on a report originally issued in Korean)

The Board of Directors and Shareholder of

Woori Bank

Opinion

We have audited the separate financial statements of Woori Bank (the “Bank”), which comprise the separate statement of financial position as of December 31, 2025 and 2024, the separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising of material accounting policy information and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Bank as of December 31, 2025 and 2024, and its separate financial performance and its separate cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing (“KSAs”). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Bank in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in the Republic of Korea and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of the separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Bank’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control.

•

Evaluate the appropriateness of accounting policies used in the preparation of the separate financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ KPMG Samjong Accounting corp.

Seoul, Korea

March 3, 2026

This report is effective as of March 3, 2026, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

WOORI BANK

SEPARATE FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2025 AND 2024

The accompanying separate financial statements including all footnote disclosures were prepared by and are the responsibility of, the management of Woori Bank.

Jin Wan Jung

President and Chief Executive Officer

Main Office Address: (Road Name Address) 51, Sogong-ro, Jung-gu, Seoul

   (Phone Number)    02-2002-3000

WOORI BANK

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2025 AND 2024

	December 31, 2025	December 31, 2024
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Notes 4, 6 and 45)	35,070,209	23,772,681
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 7, 11, 12, 18, 26 and 45)	22,126,764	25,420,003
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 8, 11, 12 and 18)	47,136,304	42,307,565
Securities at amortized cost (Notes 4, 9, 11 and 18)	18,445,064	18,719,264
Loans and other financial assets at amortized cost (Notes 4, 10, 11, 12, 18 and 45)	348,003,249	342,465,297
Investments in subsidiaries and associates (Note 13)	4,445,482	4,422,532
Investment properties (Note 14)	429,551	455,621
Properties and equipment (Note 15)	2,760,879	2,812,324
Intangible assets (Note 16)	364,984	365,004
Assets held for sale (Note 17)	125,068	31,266
Current tax assets (Note 42)	26,747	33,122
Derivative assets (Designated for hedging) (Notes 4, 11, 12, 26 and 45)	37,010	10,102
Net defined benefit assets (Note 24)	160,337	137,916
Other assets (Notes 19 and 45)	317,090	272,126

Total assets	479,448,738	461,224,823

LIABILITIES
Financial liabilities at FVTPL (Notes 4, 11, 12, 20, 26 and 45)	5,998,588	9,746,647
Deposits due to customers (Notes 4, 11, 21 and 45)	355,117,074	347,165,137
Borrowings (Notes 4, 11, 12, 22 and 45)	26,056,653	21,887,868
Debentures (Notes 4, 11 and 22)	28,535,472	25,530,318
Provisions (Notes 23, 44 and 45)	638,047	531,131
Current tax liabilities (Note 42)	676,845	76,361
Deferred tax liabilities (Note 42)	478,169	777,072
Derivative liabilities (Designated for hedging) (Notes 4, 11, 12, 26 and 45)	27,050	102,634
Other financial liabilities (Notes 4, 11, 12, 25 and 45)	34,134,277	28,449,451
Other liabilities (Notes 25 and 45)	256,839	230,894

Total liabilities	451,919,014	434,497,513

WOORI BANK

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2025, AND 2024 (CONTINUED)

	December 31, 2025	December 31, 2024
	(Korean Won in millions)
EQUITY
Share capital (Note 28)	3,581,392	3,581,392
Hybrid securities (Note 29)	1,406,513	1,645,947
Capital surplus (Note 28)	1,068,420	1,068,420
Other equity (Note 30)	(78,910)	(55,215)
Retained earnings (Notes 31 and 32)	21,552,309	20,486,766
(Regulatory reserve for credit loss)	(1,952,942)	(1,767,408)
(Regulatory reserve for credit loss to be reversed (provisioned for))	(224,576)	(185,534)
(Planned reversal of (provision for) regulatory reserve for credit loss)	(224,576)	(185,534)

Total equity	27,529,724	26,727,310

Total liabilities and equity	479,448,738	461,224,823

The accompanying notes are part of these separate financial statements.

WOORI BANK

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	For the years ended December 31
	2025	2024
	(Korean Won in millions, except for per share data)
Interest income	6,954,521	6,741,783
Financial assets at FVTPL	16,390,014	17,982,378
Financial assets at FVTOCI	111,864	120,688
Financial assets at amortized cost	1,227,532	1,227,748
Interest expense	(15,050,618)	(16,633,942)

Net interest income (Notes 11, 34 and 45)	6,954,521	6,741,783
Fees and commissions income	1,163,844	1,153,366
Fees and commissions expense	(200,068)	(180,203)

Net fees and commissions income (Notes 11, 35 and 45)	963,776	973,163
Dividend income (Notes 11, 36 and 45)	454,618	457,409
Net gain on financial instruments at FVTPL (Notes 11, 37 and 45)	307,917	1,509,161
Net gain on financial assets at FVTOCI (Notes 11 and 38)	137,515	92,107
Net gain on financial assets at amortized cost (Note 11)	28,187	165,192
Net gain on disposals of loans and other financial assets at amortized cost	28,187	165,192
Provision for expected credit loss allowance (Notes 11, 39 and 45)	(827,120)	(698,265)
General and administrative expenses (Notes 40 and 45)	(3,857,462)	(3,327,224)
Other net operating income (expenses), net (Notes 40 and 45)	(722,417)	(2,219,561)

Operating income	3,439,535	3,693,765
Impairment loss on investments in subsidiaries and associates (Note 13)	(5,368)	(2,386)
Other non-operating expenses	(125,566)	(28,840)

Non-operating expenses (Notes 13 and 41)	(130,934)	(31,226)

Net income before income tax expense	3,308,601	3,662,539
Income tax expense (Note 42)	(749,741)	(867,987)

Net income (Net income after the provision of regulatory reserve for credit loss for the years ended December 31, 2025 and 2024 are 2,334,284 million Won and 2,609,018 million Won, respectively) (Note 32)	2,558,860	2,794,552

Net gain (loss) on valuation of equity securities at FVTOCI	116,265	(142,223)
Net gain (loss) on changes in credit risk of financial liabilities designated to be measured at FVTPL	(74)	1,348
Remeasurement loss related to defined benefit plan	(20,877)	(57,385)
Items that will not be reclassified to profit or loss	95,314	(198,260)

Net gain (loss) on valuation of debt securities at FVTOCI	(163,461)	172,040
Gain (loss) on foreign currency translation of foreign operations	(9,168)	33,520
Gain (loss) on evaluation of hedge of net investment in foreign operations	2,377	(12,217)
Items that may be reclassified to profit or loss	(170,252)	193,343

Other comprehensive income (loss), net of tax (Note 30)	(74,938)	(4,917)

Total comprehensive income	2,483,922	2,789,635

Earnings per share (Note 43)
Basic and diluted earnings per share (Unit: In Korean Won)	3,449	3,797

The accompanying notes are part of these separate financial statements.

WOORI BANK

SEPARATE STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Total equity
	(Korean Won in millions)
January 1, 2024	3,581,392	1,546,447	1,068,420	51,880	18,848,614	25,096,753
Net income	—	—	—	—	2,794,552	2,794,552
Dividends on common stocks	—	—	—	—	(1,131,996)	(1,131,996)
Net gain on changes in credit risk of financial liabilities designated to be measured at FVTPL	—	—	—	1,348	—	1,348
Net gain on valuation of financial assets at FVTOCI	—	—	—	29,817	—	29,817
Net gain (loss) due to disposal of financial assets at FVTOCI	—	—	—	(53,539)	53,539	—
Gain on foreign currency translation of foreign operations	—	—	—	33,520	—	33,520
Loss on evaluation of hedges of net investment in foreign operations	—	—	—	(12,217)	—	(12,217)
Remeasurement loss related to defined benefit plan	—	—	—	(57,385)	—	(57,385)
Appropriation of retained earnings	—	—	—	1,694	(1,694)	—
Business combination under the common control	—	—	—	(590)	—	(590)
Dividends on hybrid securities	—	—	—	—	(76,249)	(76,249)
Issuance of hybrid securities	—	757,970	—	—	—	757,970
Redemption of hybrid securities	—	(658,470)	—	(49,743)	—	(708,213)

December 31, 2024	3,581,392	1,645,947	1,068,420	(55,215)	20,486,766	26,727,310

January 1, 2025	3,581,392	1,645,947	1,068,420	(55,215)	20,486,766	26,727,310
Net income	—	—	—	—	2,558,860	2,558,860
Dividends to common stocks	—	—	—	—	(1,352,524)	(1,352,524)
Net loss on changes in credit risk of financial liabilities designated to be measured at FVTPL	—	—	—	(74)	—	(74)
Net loss on valuation of financial assets at FVTOCI	—	—	—	(47,196)	—	(47,196)
Net gain (loss) on disposal of financial assets at FVTOCI	—	—	—	1,326	(1,326)	—
Loss on foreign currency translation of foreign operations	—	—	—	(9,168)	—	(9,168)
Gain on evaluation of hedge of net investment in foreign operations	—	—	—	2,377	—	2,377
Remeasurement loss related to defined benefit plan	—	—	—	(20,877)	—	(20,877)
Appropriation of retained earnings	—	—	—	50,333	(50,333)	—
Dividends to hybrid securities	—	—	—	—	(89,134)	(89,134)
Redemption of hybrid securities	—	(239,434)	—	(416)	—	(239,850)

December 31, 2025	3,581,392	1,406,513	1,068,420	(78,910)	21,552,309	27,529,724

The accompanying notes are part of these separate financial statements.

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	For the years ended December 31
	2025	2024
	(Korean Won in millions)
Cash flows from operating activities:
Net income	2,558,860	2,794,552
Adjustments:
Income tax expense	749,741	867,987
Interest income	(16,390,014)	(17,982,378)
Interest expense	9,435,493	11,240,595
Dividend income	(497,805)	(530,748)

	(6,702,585)	(6,404,544)

Additions of expenses not involving cash outflows:
Loss on financial assets at FVTOCI	4,497	4,583
Provision for expected credit loss allowance	827,120	698,265
Impairment losses on investments in subsidiaries and associates	5,368	2,386
Loss on derivatives (designated for hedging)	9,532	24,252
Loss on fair value hedge	92,138	64,571
Loss on other provisions	103,671	40,605
Retirement benefits	154,041	109,088
Depreciation and amortization	415,905	387,730
Loss on disposal of properties and equipment, intangible asset and other assets	1,379	1,435
Impairment loss on properties and equipment, intangible asset and other assets	360	217
Loss on foreign currency translation	—	1,181,071
Other losses	—	10,888
Other operating expenses	—	8,627

	1,614,011	2,533,718

Deductions of incomes not involving cash inflows:
Gain on financial instruments at FVTPL	509,909	1,266,813
Gain on financial assets at FVTOCI	142,012	96,690
Gain on disposal of investments in subsidiaries and associates	—	12,609
Gain on derivatives (designated for hedging)	102,915	40,843
Gain on fair value hedge	12,013	25,469
Gain related to other provisions	39	2,752
Gain on disposal of properties and equipment, intangible assets and other assets	6,177	337
Reversal of impairment loss on properties and equipment, intangible asset and other assets	300	—
Gain on disposal of assets held for sale	33,598	—
Gain on foreign currency translation	278,740	—

	1,085,703	1,445,513

Changes in operating assets and liabilities:
Financial instruments at FVTPL	1,171,785	907,516
Loans and other financial assets at amortized cost	(6,893,012)	(19,333,275)
Other assets	(48,826)	(8,198)
Deposits due to customers	11,849,990	4,413,557
Provisions	(11,147)	(209,556)
Net defined benefit liability	(206,752)	(103,436)
Other financial liabilities	2,898,763	4,631,721
Other liabilities	30,034	(5,974)

	8,790,835	(9,707,645)

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (CONTINUED)

	For the years ended December 31
	2025	2024
	(Korean Won in millions)
Cash received (paid) from operating activities:
Interest income received	16,266,227	18,178,160
Interest expense paid	(9,739,921)	(10,742,146)
Dividends received	497,805	530,748
Income tax paid	(413,201)	(297,011)

Net cash inflow (outflow) from operating activities	11,786,328	(4,559,681)

Cash flows from investing activities:
Disposal of financial instruments at FVTPL	19,593,569	13,414,415
Acquisition of financial instruments at FVTPL	(20,687,433)	(13,410,068)
Disposal of financial assets at FVTOCI	30,394,302	25,622,712
Acquisition of financial assets at FVTOCI	(35,167,708)	(30,557,886)
Redemption of securities at amortized cost	5,525,516	7,616,152
Acquisition of securities at amortized cost	(5,149,914)	(2,494,615)
Disposal of investments in subsidiaries and associates	29,360	33,161
Acquisition of investments in subsidiaries and associates	(57,679)	(710,964)
Disposal of properties and equipment	34,274	129
Acquisition of properties and equipment	(258,276)	(166,448)
Disposal of intangible assets	2,754	613
Acquisition of intangible assets	(126,932)	(134,379)
Disposal of assets held for sale	82,411	—
Net increase in other assets	37,954	18,348
Business combination under common control	—	2,627

Net cash outflow from investing activities	(5,747,802)	(766,203)

Cash flows from financing activities:
Net increase of derivatives (designated for hedging)	(9,109)	(25,442)
Net increase (decrease) in borrowings	4,466,273	(1,327,778)
Issuance of debentures	12,702,236	16,756,011
Redemption of debentures	(9,793,897)	(13,378,345)
Redemption of lease liabilities	(171,528)	(171,368)
Net decrease of other liabilities	(51)	(17,690)
Dividends paid to common stocks	(1,352,524)	(1,131,996)
Issuance of hybrid securities	—	757,970
Redemption of hybrid securities	(240,000)	(726,055)
Dividends paid to hybrid securities	(89,134)	(76,249)

Net cash inflow from financing activities	5,512,266	659,058

Effects of exchange rate changes on cash and cash equivalents	(253,264)	1,373,399
Net increase (decrease) in cash and cash equivalents	11,297,528	(3,293,427)
Cash and cash equivalents, the beginning of the year	23,772,681	27,066,108

Cash and cash equivalents, the end of the year (Note 6)	35,070,209	23,772,681

The accompanying notes are part of these separate financial statements.

WOORI BANK

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

1.	GENERAL

(1)	Summary of the Company

Woori Bank (the “Bank”) was established in 1899 and is engaged in the commercial banking business under the Banking Act, trust business and foreign exchange business under the Financial Investment Services and Capital Market Act (the “Capital Market Act”).

As of December 31, 2025, the Bank’s shares are wholly owned by Woori Financial Group Inc. (“Woori Financial Group”) which was established in accordance with the Financial Holding Companies Act on January 11, 2019. The Bank has 716 million shares and common stocks amounting to 3,581,392 million Won.

The headquarters of the Bank is located at 51, Sogong-ro, Jung-gu, Seoul, Korea. The Bank has 656 branches and offices in Korea, and 16 branches, 8 branch offices and 4 offices overseas as of December 31, 2025.

2.	BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES

(1)	Basis of preparation

The Bank maintains its accounting records in Korean Won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying separate financial statements have been restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Bank’s financial position, financial performance or cash flows, is not presented in the accompanying separate financial statements.

The separate financial statements of the Bank have been prepared in accordance with K-IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

The material accounting policies applied in the preparation of financial statements are stated below, and the accounting policies applied are identical to ones used in the preparation of previous period’s financial statements, except for the effects of adopting new standards or interpretations as explained below.

The financial statements are prepared at the end of each reporting period on the historical cost basis, except for certain non-current assets and financial assets that are either revalued or measured in fair value. Historical cost is generally measured at the fair value of consideration given to acquire assets.

Meanwhile, the financial statements of the Bank were initially approved by the Board of Directors on February 5, 2026, subsequently amended and approved on February 27, 2026, and are scheduled be approved at the annual shareholder’s meeting on March 20, 2026.

1)	From the accounting period beginning on January 1, 2025, the Bank has newly applied the following amendments and interpretations.

i)	Amendments to K-IFRS No.1021 ‘The Effects of Changes in Foreign Exchange Rates’ and K-IFRS No.1101 ‘First-time Adoption of International Financial Reporting Standards’ – Lack of Exchangeability

When an entity estimates a spot exchange rate because exchangeability between two currencies is lacking, the entity shall disclose related information. The amendments do not have a significant impact on the separate financial statements.

2)	The details of K-IFRS that have been issued and published as of January 1, 2025 but have not yet reached the effective date, and which the Bank has not applied at an earlier date are as follows :

i)	Amendments to K-IFRS No.1109 ‘Financial Instruments’, K-IFRS No.1107 ‘Financial Instruments: Disclosures’

When an entity K-IFRS No.1109 ‘Financial Instruments’ and K-IFRS No.1107 ‘Financial Instruments: Disclosures’ have been amended to respond to recent questions arising in practice, and to include new requirements. The amendments should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. The Bank is in review for the impact of these amendments on the financial statements. These amendments

•	permit to deem the financial liability to be settled (discharged) through an electronic payment system before the settlement date in cases of meeting certain conditions;

•	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

•

add new disclosures of impact on the entity and the extent to which the entity is exposed for each class of financial instruments if the timing or amount of contractual cash flow changes due to amendment of contract term; and

•	update the disclosures for equity instruments designated at fair value through other comprehensive income (FVTOCI).

ii)	Annual Improvements to K-IFRS

Annual Improvements to K-IFRS should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. The Bank is in review for the impact of these amendments on the financial statements.

•	K-IFRS No.1101 ‘First-time Adoption of International Financial Reporting Standards’: Hedge accounting by a first-time adopter

•	K-IFRS No.1107 ‘Financial Instruments: Disclosures’: Gain or loss on derecognition and implementation guidance

•	K-IFRS No.1109 ‘Financial Instruments’: Derecognition of lease liabilities and definition of transaction price

•	K-IFRS No.1110 ‘Consolidated Financial Statements’: Determination of a ‘de facto agent’

•	K-IFRS No.1007 ‘Statement of Cash Flows’: Cost method

iii)	Standards to K-IFRS No.1118 ‘Presentation and Disclosure in Financial Statements’

K-IFRS No.1118 ‘Presentation and Disclosure in Financial Statements’ replaces K-IFRS No.1001 ‘Presentation of Financial Statements’. The new presentation requirements introduced in K-IFRS No.1118 will increase the comparability of the financial performance of similar entities, especially with respect to how ‘operating profit or loss’ is defined. The new disclosure requirements for ‘management-defined performance measures’ will enhance transparency. The amendments should be applied for annual periods beginning on or after January 1, 2027, and earlier application is permitted. In accordance with the retrospective application requirements, comparative information for the year ended December 31, 2026, shall be restated under K-IFRS No.1118 .

The Bank has not yet adopted K-IFRS No.1118 and is in the process of determining the impact of its adoption. The Bank has prepared a transition plan and is on track to report its first K-IFRS No.1118 -compliant interim financial statements for the period ending March 31, 2027 and annual financial statements for the period ending December 31, 2027.

Management is currently reviewing the impact of adopting K-IFRS No.1118 on the Bank’s financial statements. While the adoption of the new standard is not expected to affect the Bank’s net profit or loss, it will require revenues and expenses in the statement of profit or loss to be classified into new categories, consequently affecting the calculation and presentation of operating profit.

(2)	Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured as the sum of the acquisition-date fair values of the assets transferred by the Bank in exchange for control of the acquiree, liabilities assumed by the Bank and the equity interests issued by the Bank. Acquisition-related costs are generally recognized in profit or loss as incurred.

At the acquisition date, the acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair value, except that:

•

deferred tax assets or liabilities and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with K-IFRS No.1012 ‘Income Taxes’ and K-IFRS No.1019 ‘Employee Benefits’, respectively;

•

liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Bank entered into to replace share-based payment arrangements of the acquiree are measured in accordance with K-IFRS No.1102 ‘Share-based Payment’ at the acquisition date; and

•

non-current assets (or disposal groups) that are classified as held for sale in accordance with K-IFRS No.1105 ‘Non-current Assets Held for Sale and Discontinued Operations’ are measured at the lower of their previous carrying amounts and fair value less costs to sell.

Any excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Bank’s previously held equity interest (if any) in the acquiree over the net of identifiable assets and liabilities assumed of the acquiree at the acquisition date is recognized as goodwill which is included in intangible assets.

If, after reassessment, the Bank’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree (if any), the excess is recognized immediately in net income (or other comprehensive income, if applicable) identical to the treatment assuming interests are sold directly.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable.

When the consideration transferred by the Bank in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration other than the above is remeasured at subsequent reporting dates as appropriate, with the corresponding gain or loss being recognized in profit or loss.

When a business combination is achieved in stages, the Bank’s previously held equity interest in the acquiree is remeasured at fair value at the acquisition date (i.e., the date when the Bank obtains control) and the resulting gain or loss, if any, is recognized in net income (or other comprehensive income, if applicable). Amounts arising from changes in value of interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are recognized, identical to the treatment assuming interests are sold directly.

In cases where i) a common entity ultimately controls over all participating entities, or businesses, in a business combination transaction, prior to and after the transaction continuously, and ii) the control is not temporary, the transaction meets the definition of “business combination under common control” and it is deemed that the transaction only results in the changes in legal substance, and not economic substance, from the perspective of the ultimate controlling party. Thus, in such transactions, the acquirer recognizes the assets and liabilities of the acquiree in its financial statements at the book values as recognized in the ultimate controlling party’s consolidated financial statements, and the difference between the book value of consideration transferred to and the book value of net assets transferred in is recognized as equity.

(3)	Investment in joint operation

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

When the Bank operates as a joint operator, it recognizes in relation to its interest in a joint operation:

•	its assets, including its share of any assets held jointly;

•	its liabilities, including its share of any liabilities incurred jointly;

•	its revenue from the sale of its share of the output arising from the joint operation;

•	its share of the revenue from the sale of the output by the joint operation; and

•	its expenses, including its share of any expenses incurred jointly.

The Bank accounts for the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with K-IFRS applicable to the particular assets, liabilities, revenues and expenses.

When a bank that is a joint operator engages in transactions such as selling or contributing assets to the joint operation, the transaction is regarded as one conducted with the other parties to the joint operation. Accordingly, the bank recognizes the resulting gains or losses only to the extent of the other parties’ interests.

When the Bank enters into a transaction with a joint operation in which it is a joint operator, such as a purchase of assets, it does not recognize proportional share of profit or loss until the asset is sold to a third party.

(4)	Revenue recognition

K-IFRS No.1115 requires the recognition of revenues based on transaction price allocated to the performance obligation when or as the Bank performs that obligation to the customer. Revenues other than those from contracts with customers, such as interest revenue and loan origination fee (cost), are measured through effective interest rate method.

i)	Revenue from contracts with customers

The Bank recognizes revenue when the Bank satisfies a performance obligation by transferring a promised good or service to a customer. When a performance obligation is satisfied, the Bank recognizes as a revenue the amount of the transaction price that is allocated to that performance obligation. The transaction price is the amount of consideration to which the Bank expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

The Bank recognizes revenue by major sources as shown below:

①	Fees and commission received for brokerage

The fees and commission received for brokerage are the amount of consideration or fee expected to be entitled to receive in return for providing goods or services to the other parties with the Bank acting as an agency, such as in the case of sales of bancassurance and beneficiary certificates. The majority of these fees and commission received for brokerage are from the business activities relevant to Consumer banking segment.

②	Fees and commission received related to credit

The fees and commission received related to credit mainly include the lending fees received from the loan activity and the fees received in the L/C transactions. Except for the fees and commission accounted for in calculating the effective interest rate, it is generally recognized when the performance obligation has been performed. The majority of these fees and commission received related to credit are from the business activities relevant to Consumer banking and Corporate banking segment.

③	Fees and commission received for electronic finance

The fees and commission received for electronic finance include fees received in return for providing various kinds of electronic financial services through firm-banking and CMS. These fees are recognized as revenue immediately upon the completion of services. The majority of these fees and commission received for electronic finance are from the business activities relevant to Consumer banking and Corporate banking segment.

④	Fees and commission received on foreign exchange handling

The fees and commission received on foreign exchange handling consist of various fees incurred when transferring foreign currency. The point of processing the customer’s request is the time when performance obligation is satisfied, and revenue is immediately recognized when fees and commission are received after requests are processed. The business activities relevant to these fees and commission received on foreign exchange handling are substantially attributable to Corporate banking segment.

⑤	Fees and commission received on foreign exchange

The fees and commission received on foreign exchange consist of fees related to the issuance of various certificates, such as exchange, import and export performance certificates, purchase certificates, etc. The point of processing the customer’s request is the time when performance obligation is satisfied, and revenue is immediately recognized when fees and commission are received after requests are processed. The business activities relevant to these fees and commission received on foreign exchange are substantially attributable to Corporate banking segment.

⑥	Fees and commission received for guarantee

The fees and commission received for guarantee include the fees received for the various warranties. The activities related to the warranty consist mainly of performance obligations satisfied over time and fees and commission are recognized over the guarantee period. The business activities relevant to these fees and commission received for guarantee are substantially attributable to Corporate banking segment.

⑦	Fees and commission received on securities business

The fees and commission received on securities business consist mainly of fees and commission for the sale of beneficiary certificates, and these fees are recognized when the beneficiary certificates are sold to customers. The business activities relevant to these fees and commission received on credit card are substantially attributable to Consumer banking segment.

⑧	Fees and commission from trust management

The fees and commission from trust management consist of fees and commission received in return for the operation and management services for entrusted assets. These operation and management services are performance obligations satisfied over time, and revenue is recognized over the service period. Among the fees and commission from trust management, variable considerations such as profit commission that are affected by the value of entrusted assets and base return of the future periods are recognized as revenue when limitations to the estimates are lifted. The majority of these fees and commission received for brokerage are from the business activities relevant to Consumer banking segment.

⑨	Other fees

Other fees are usually fees related to remittances, but include fees related to various other services provided to customers by the Bank. These fees are recognized when transactions occur at the customers’ request and services are provided, at the same time when commissions are received. These other fees occur across all operating segments and no single operating segment represents majority of other fees.

ii)	Other revenue from contracts with customers

①	Interest income

Interest income on financial assets measured at FVTPL, FVTOCI and financial assets at amortized costs is measured using the effective interest method.

The effective interest method is a method of calculating the amortized cost of debt securities (or group of financial assets) and of allocating the interest income over the expected life of the asset. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial total carrying amount over the expected period, or shorter if appropriate. Future cash flows include commissions and cost of reward points (limited to the primary component of effective interest rate) and other premiums or discounts that are paid or received between the contractual parties, and future cash flows exclude expected credit loss when calculating the effective interest rate. All contractual terms of a financial instrument are considered when estimating future cash flows.

For purchased or originated credit-impaired financial assets, interest revenue is recognized by applying the credit-adjusted effective interest rate to the amortized cost of the financial asset from initial recognition. Even if the financial asset is no longer impaired in the subsequent periods due to credit improvement, the basis of interest revenue calculation is not changed from amortized cost to unamortized cost of the financial assets.

②	Loan origination fees and costs

The commission fees earned on loans, which is part of the effective interest of loans, is accounted for as deferred origination fees. Incremental costs related to the origination of loans are accounted for as deferred origination costs and is being added or deducted to/from interest income on loans using effective interest rate method.

(5)	Accounting for foreign currencies

The Bank’s separate financial statements are presented in Korean Won, which is the functional currency of the Bank. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at its prevailing exchange rates at the date. The effective portion of the changes in fair value of a derivative that qualifies as a cash flow hedge and the foreign exchange differences on monetary items that form part of net investment in foreign operations are recognized in equity.

Assets and liabilities of the foreign operations subject to consolidation are translated into Korean Won at foreign exchange rates at the end of the reporting period. Except for situations in which it is required to use exchange rates at the date of transaction due to significant changes in exchange rates during the period, items that belong to profit or loss are measured by average exchange rate, with foreign exchange differences recognized as other comprehensive income and added to equity. When foreign operations are disposed, the controlling interest’s share of accumulated foreign exchange differences related to such foreign operations will be reclassified to profit or loss.

(6)	Cash and cash equivalents

The Bank is classifying cash on hand, demand deposits, interest-earning deposits with original maturities of up to three months on acquisition date, and highly liquid investments that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value as cash and cash equivalents.

(7)	Financial assets and financial liabilities

1)	Financial assets

A regular way purchase or sale of financial assets is recognized or derecognized on the trade date. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose term requires delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

On initial recognition, financial assets are classified into financial assets at FVTPL, financial assets at FVTOCI, and financial assets at amortized cost.

a)	Business model

The Bank evaluates the way business is being managed, and the purpose of the business model for managing a financial asset best reflects the way information is provided to the management at its portfolio level. Such information considers the following:

•

The accounting policies and purpose specified for the portfolio, and the actual operation of such policies. This includes strategy of the management focusing on the receipt of contractual interest revenue, maintaining a certain level of interest income, matching the duration of financial assets and the duration of corresponding liabilities to obtain the asset, and outflow or realization of expected cash flows from disposal of assets

•	The way the performance of a financial asset held under the business model is evaluated, and the way such evaluation is being reported to the management

•	The risk affecting the performance of the business model (and financial assets held under the business model), and the way such risk is being managed

•	The compensation plan for the management (e.g., whether the management is being compensated based on the fair value of assets or based on contractual cash flows received)

•	Frequency, amount, timing and reason for sale of financial assets in the past, and forecast of future sale activities

b)	Contractual cash flows

The principal is defined to be the fair value of a financial asset at initial recognition. Interest is not only composed of consideration for the time value of money, consideration for the credit risk related to remaining principal at a certain period of time, and consideration for other cost (e.g., liquidity risk and cost of operation) and fundamental risk associated with lending, but also profit.

When evaluating whether contractual cash flows are solely payments of principal and interests, the Bank considers the contractual terms of the financial instrument. When a financial asset contains contractual conditions that modify the timing and amount of contractual cash flows, it is required to determine whether contractual cash flows that arise during the remaining life of the financial instrument due to such contractual condition are solely payments of principal and interest. The Bank considers the following elements when evaluating the following:

•	Conditions that lead to modification of timing or amount of cash flows

•	Contractual terms that adjust contractual nominal interest, including floating rate features

•	Early payment features and maturity extension features

•	Contractual terms that limit the Bank’s claim on cash flows arising from certain assets (e.g., non-recourse feature)

•

Terms of holding multiple contractually linked financial tranche that concentrate credit risk In such case, credit risk comparison information of the instrument itself, the contractual cash flow characteristics of underlying financial instrument group and the underlying financial instrument group

①	Financial assets at FVTPL

The Bank is classifying those financial assets that are not classified as either financial assets at amortized cost or financial assets at FVTOCI, and those designated to be measured at FVTPL, as financial assets at FVTPL. Financial assets at FVTPL are measured at fair value, and related profit or loss is recognized in net income. Transaction costs related to acquisition at initial recognition is recognized in net income immediately upon its occurrence.

The Bank may, at initial recognition, irrevocably designate a financial asset as measured at fair value through profit or loss if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

②	Financial assets at FVTOCI

When financial assets are held under a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and when contractual cash flows from such financial assets are solely payments of principal and interest, the financial assets are classified as financial assets at FVTOCI. Also, for investments in equity instruments that are not held for short-term trade, an irrevocable election is available at initial recognition to present subsequent changes in fair value as other comprehensive income.

At initial recognition, financial assets at FVTOCI is measured at its fair value plus any direct transaction cost, and is subsequently measured in fair value. The changes in fair value except for profit or loss items such as impairment losses (reversals), interest revenue calculated by using effective interest method, and foreign exchange gain or loss, and related income tax effects are recognized as other comprehensive income until the asset’s disposal. Upon derecognition, the accumulated other comprehensive income is reclassified from equity to net income for FVTOCI (debt instruments), and reclassified within the equity for FVTOCI (equity instruments)

③	Financial assets at amortized cost

When financial assets are held under a business model whose objective is to hold financial assets in order to collect contractual cash flows, and when contractual cash flows from such financial assets are solely payments of principal and interest, the financial assets are classified as financial assets at amortized cost. At initial recognition, financial assets at amortized cost are recognized at fair value plus any direct transaction cost. Financial assets at amortized cost is presented at amortized cost using effective interest method, less any loss allowance.

2)	Financial liabilities

At initial recognition, financial liabilities are classified into either financial liabilities at FVTPL or financial liabilities at amortized cost.

Financial liabilities are usually classified as financial liabilities at FVTPL when they are acquired with a purpose to repurchase them within a short period of time, when they are part of a certain financial instrument portfolio that is actually and recently being managed with a purpose of short-term profit and joint management by the Bank at initial recognition, and when they are derivatives that do not qualify as hedging instruments. Financial liabilities at FVTPL are measured at fair value plus direct transaction cost at initial recognition and are subsequently measured at fair value. Gain or loss arising from financial liabilities at FVTPL is recognized in profit or loss when occurred.

It is possible to designate a financial liability as financial liability at FVTPL if at initial recognition: (a) it is possible to remove or significantly reduce recognition or measurement mismatch that may otherwise have occurred if not for its designation as financial liability at FVTPL; (b) the financial asset forms part of the Bank’s financial instrument group (a group composed of a combination of financial asset or liability) according to the Bank’s documented risk management or investment strategy, is measured at fair value and is being evaluated for its performance, and such information is provided internally; and (c) the financial liability is part of a contract that contains one or more of embedded derivatives, and is a hybrid contract in which designation as financial liability at FVTPL is allowed under K-IFRS No.1109 ‘Financial Instruments’.

Financial liabilities designated as at FVTPL are initially recognized at fair value, with any direct transaction cost recognized in profit or loss and are subsequently measured at fair value. Any profit or loss from financial liabilities at FVTPL are recognized in profit or loss.

Financial liabilities not classified as financial liabilities at FVTPL are measured at amortized cost.

3)	Reclassification

Financial assets are not reclassified after initial recognition unless the Bank modifies the business model used to manage financial assets. When the Bank modifies the business model used to manage financial assets, all affected financial assets are reclassified on the first day of the first reporting period after the modification.

4)	Derecognition

Financial assets are derecognized when contractual rights to cash flows from the financial assets are expired, or when substantially all of risk and reward for holding financial assets is transferred to another entity as a result of a sale of financial assets. If the Bank does not have and does not transfer substantially all of the risk and reward of holding financial assets with control of the transferred financial assets retained, the Bank recognizes financial assets to the extent of its continuing involvement. If the Bank holds substantially all the risk and reward of holding a financial asset, it continues to recognize that asset and proceeds are accounted for as collateralized borrowings.

When a financial asset is fully derecognized, the difference between the book value and the sum of proceeds and accumulated other comprehensive income is recognized as profit or loss in case of FVTOCI (debt instruments), and as retained earnings for FVTOCI (equity instruments).

In case when a financial asset is not fully derecognized, the Bank allocates the book value into amounts retained in the books and removed from the books, based on the relative fair value of each portion at the date of sale, and based on the degree of continuing involvement. For the derecognized portion of the financial assets, the difference between its book value and the sum of proceeds and the portion of accumulated other comprehensive income attributable to that portion will be recognized in profit or loss in case of debt instruments and recognized in retained earnings in case of equity instruments. The accumulated other comprehensive income is distributed to the portion of book value retained in the books, and to the portion of book value removed from the books.

The Bank derecognizes financial liabilities when, and only when, the Bank’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

When the Bank exchanges with the existing lender one debt instrument into another one with substantially different terms, such exchange is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, the Bank accounts for substantial modification of terms of an existing liability or part of it as an extinguishment of the original financial liability and the recognition of a new liability. It is assumed that the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate is at least 10 percent different from the discounted present value of the remaining cash flows of the original financial liability.

5)	Fair value of financial instruments

Financial assets at FVTPL and financial assets at FVTOCI are measured and presented in financial statements at their fair values, and all derivatives are also subject to fair value measurement.

Fair value is defined as the price that would be received to exchange an asset or paid to transfer a liability in a recent transaction between independent parties that are reasonable and willing. Fair value is the transaction price of identical financial assets or financial liabilities generated in an active market. An active market is a market where trade volume is sufficient and objective price information is available due to the fact that bid and ask price differences are small.

When trade volume of a financial instrument is low, when transaction prices within the market show large differences among them, or when it cannot be concluded that a financial instrument is being traded within an active market due to disclosures being extremely shallow, fair value is measured using valuation techniques based on alternative market information or using internal valuation techniques based on general and observable information obtained from objective sources. Market information includes maturity and characteristics, duration, similar yield curve, and variability measurement of financial instruments of similar nature. Fair value amount contains unique assumptions on each entity (The Bank concluded that it is using assumptions applied in valuing financial instruments in the market, or risk-adjusted assumptions in case marketability does not exist).

The market approach and income approach, which are valuation techniques used to estimate the fair value of financial instruments, both require significant judgment. Market approach measures fair value using either a recent transaction price that includes the financial instrument, or observable information on comparable firm or assets. Income approach measures fair value through discounting future cash flows with a discount rate reflecting market expectations, and revenue, operating income, depreciation, capital expenditures, income tax, working capital and estimated residual value of financial investments are being considered when deriving future cash flows. Valuation techniques such as the above include estimates based on the financial instruments’ complexity and usefulness of observable information in the market.

The valuation techniques used in the evaluation of financial instruments are explained below.

a)	Financial assets at FVTPL and Financial assets at FVTOCI

The fair value of equity securities included in financial assets at FVTPL and financial assets at FVTOCI category is recognized in the statement of financial position at its available market price. Debt securities traded in the over-the-counter market are generally recognized at an amount computed by an independent appraiser. When the Bank uses the fair value determined by independent appraisers, the Bank usually obtains three values from three different appraisers for each financial instrument, and selects the minimum amount without making additional adjustments. For equity securities without marketability, the Bank uses the amount determined by the independent appraiser. The Bank verifies the prices obtained from appraisers in various ways, including the evaluation of independent appraisers’ competency, indirect verification through comparison between appraisers’ price and other available market information, and reappraisal done by employees who have knowledge of valuation models and assumptions that appraisers used.

b)	Derivatives

The Bank’s transactions involving derivatives such as futures and exchange traded options are measured at market value. A portion of exchange traded derivatives classified as level 2 in the fair value hierarchy, the fair value is estimated using internal valuation techniques. If there are no publicly available market prices because they are traded over-the-counter, fair value is measured through internal valuation techniques. When using internal valuation techniques to derive fair value, the types of derivatives, base interest rate or characteristics of prices, or stock market indices are considered. When variables used in the internal valuation techniques are not observable information in the market, such variables may contain significant estimates.

c)	Adjustment of valuation amount

The Bank is exposed to credit risk when a counterparty to a derivative contract does not perform its contractual obligation, and the exposure amount is equal to the amount of derivative asset recognized in the statement of financial position. When the Bank earns income through derivatives, such income is recognized as derivative asset in the statement of financial position. Some of the derivatives are traded in the market, but most of the derivatives are measured at estimated fair value derived from internal valuation models that use observable information in the market. As such, in order to estimate the fair value, there should be an adjustment made to incorporate counterparty’s credit risk, and credit risk adjustment is being considered when valuing derivative assets such as over-the counter derivatives. The amount of financial liabilities is also adjusted by the Bank’s own credit risk when valuing them.

The amount of adjustment is derived from counterparty’s probability of default and loss given default. This adjustment considers contractual matters that are designed to reduce the Bank’s exposure to each counterparty’s credit risk. When derivatives are under master netting arrangement, the exposure used in the computation of credit risk adjustment is a net amount after adding/deducting cash collateral received (or paid) from loss(or gain) position derivatives with the same counterparty.

6)	Expected credit losses on financial assets

The Bank recognizes loss allowance on expected credit losses for the following assets:

•	Financial assets at amortized cost

•	Debt instruments measured at FVTOCI

•	Contract assets as defined by K-IFRS No.1115

Expected credit losses are weighted-average value of a range of possible results, considering the time value of money, and are measured by incorporating information on current conditions and forecasts of future economic conditions that are available without undue cost or effort.

The methods to measure expected credit losses are classified into following three categories in accordance with K-IFRS:

•	General approach: Financial assets that do not belong to below two models and unused loan commitments

•	Simplified approach: When financial assets are either trade receivables, contract assets or lease receivables

•	Credit impairment model: Purchased or originated credit-impaired financial assets

The measurement of loss allowance under general approach is differentiated depending on whether the credit risk has increased significantly after initial recognition. That is, loss allowance is measured based on 12-month expected credit loss when the credit risk has not increased significantly after initial recognition, while loss allowance is measured at lifetime expected credit loss when credit risk has increased significantly. Lifetime is the expected remaining life of the financial instrument up to the maturity date of the contract.

The measurement of loss allowance under simplified approach is always based on lifetime expected credit loss, and loss allowance under credit impairment model is measured as the cumulative change in lifetime expected credit loss since initial recognition.

a)	Measurement of expected credit losses on financial asset at amortized cost

The expected credit losses on financial assets at amortized cost is measured by the difference between the contractual cash flows during the period and the present value of expected cash flows. Expected cash inflows are computed for individually significant financial assets in order to calculate expected credit losses.

When financial assets are not individually significant, they are included in a group of financial assets with similar credit risk characteristics and expected credit losses of the Bank are calculated collectively.

Expected credit losses are deducted through loss allowance account, and when the financial asset is determined to be uncollectible, the loss allowance is written off from the books along with the related financial asset. Changes in loss allowance due to subsequent recoveries of amounts previously written off are recognized in profit or loss.

b)	Measurement of expected credit losses on financial asset at FVTOCI

The measurement method of expected credit loss is identical to financial asset at amortized cost, but changes in the allowance is recognized in other comprehensive income. When financial assets at FVTOCI is disposed or repaid, the related allowance is reclassified from other comprehensive income to net income.

(8)	Offsetting financial instruments

Financial assets and liabilities are presented as a net amount in the statements of financial position when the Bank has an enforceable legal right and an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

(9)	Investment properties

The Bank classifies a property held to earn rentals and/or for capital appreciation as an investment property. Investment properties are measured initially at cost, including transaction costs, less subsequent depreciation and impairment.

Subsequent costs are included in the carrying amount of the asset or recognized as a separate asset if it is probable that future economic benefits associated with the assets will flow into the Bank and the cost of an asset can be measured reliably, and the book value of a portion of an asset that are replaced by a subsequent expenditure is removed from the books. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, all other investment properties are depreciated based on the depreciation method and useful lives of properties and equipment. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, and when it is deemed appropriate to change them, the effect of any change is accounted for as a change in accounting estimates.

An investment property is derecognized from the separate financial statements on disposal or when it is permanently withdrawn from use and no future economic benefits are expected even from its disposal. The gain or loss from derecognition of an investment property is calculated as the difference between the net disposal proceeds and the carrying amount of the property, and is recognized in profit or loss of the period.

(10)	Properties and equipment

Properties and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of properties and equipment is expenditure directly attributable to their purchase or construction, which includes any cost directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in the carrying amount of an asset or as a separate asset (if appropriate) if it is probable that future economic benefit associated with the assets will flow into the Bank and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, for all other properties and equipment, depreciation is charged to net income on a straight-line basis by applying the following estimated economic useful lives on the amount of cost or revalued amount less residual value.

Useful life
Buildings used for business purpose	40 years
Structures in leased office	5 years
Properties for business purpose	5 years

The Bank reassesses the depreciation method, the estimated useful lives and residual values of properties and equipment at the end of each reporting period. If changes in the estimates are deemed appropriate, the changes are accounted for as a change in an accounting estimate. When there is an indicator of impairment and the carrying amount of a properties and equipment item exceeds the estimated recoverable amount, the carrying amount of such asset is reduced to the recoverable amount.

(11)	Intangible assets and goodwill

The Bank is recognizing intangible assets measured at the manufacturing cost or acquisition cost plus additional incidental expenses less accumulated amortization and accumulated impairment losses. The Bank’s intangible asset are amortized over the following economic lives using the straight-line method. The estimated useful life and amortization method are reviewed at the end of each reporting period. If changes in the estimates are deemed appropriate, the changes are accounted for as a change in an accounting estimate.

Useful life
Industrial property rights	5 to 10 years
Development costs	5 years
Other intangible assets	5 years or contract period

In addition, when an indicator that intangible assets are impaired is noted, and the carrying amount of the asset exceeds the estimated recoverable amount of the asset, the carrying amount of the asset is reduced to its recoverable amount.

Goodwill is not amortized, but is subject to an impairment test every year, and whenever there is an indicator that goodwill is impaired.

Goodwill is allocated to each of the Bank’s cash-generating unit (or groups of cash-generating units) that is expected to benefit from the synergies of the combination. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit on a pro rata basis based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill cannot be reversed in subsequent periods.

(12)	Impairment of non-monetary assets

Intangible assets with indefinite useful lives or intangible assets that are not yet available for use are tested for impairment annually, regardless of whether or not there is any indication of impairment. All other assets are tested for impairment by estimating the recoverable amount when there is an objective indication that the carrying amount may not be recoverable. Recoverable amount is the higher of value in use or net fair value, less costs to sell. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and such impairment loss is recognized immediately in profit or loss.

(13)	Leases

The Bank determines whether the agreement is a lease or includes a lease at the time of the agreement. In exchange for consideration in the contract, if the control over the use of the identified asset is transferred for a period of time, the contract is a lease or includes a lease. In determining whether a contract transfers control of the use of the identified asset, the Bank uses the definition of a lease in K-IFRS No.1116.

1)	The Bank as a lessee

The Bank recognizes the right-of-use asset and the lease liability at the commencement date of the lease. The right-of-use asset is measured at cost, which comprises the amount of the initial measurement of the lease liability, lease payments made at or before the commencement date (less any lease incentives received), initial direct costs, and an estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located.

The right-of-use asset is subsequently depreciated on a straight-line basis from the commencement of the lease to the end of the lease term. However, if the lease transfers ownership of the underlying asset to the lessee by the end of the lease term or if the cost of the right-of-use asset reflects that the lessee will exercise a purchase option, the lessee depreciates the right-of-use asset same as a fixed asset from the commencement date to the end of the useful life of the underlying asset. The right-of-use asset may be reduced by an impairment of the underlying asset or adjusted by remeasurement of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, but if that cannot be readily determined, the Bank uses its incremental borrowing rate. The Bank generally uses the incremental borrowing rate.

The lease payments included in the measurement of the lease liability comprise the following:

•	Fixed payments (including in-substance fixed payments)

•	Variable lease payments that depend on an index (or a rate), initially measured using the index or rate as at the commencement date

•	Amounts expected to be payable by the lessee under residual value guarantees

•

The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, lease payments of the extended period if the lessee is reasonably certain to exercise extension option, and payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease liability is subsequently increased by the interest expense recognized for the lease liability and decreased by reflecting the payment of the lease payments. The lease liability is remeasured if the future lease payments change depending on changes in the index(or a rate), changes in the expected amount to be paid under the residual value guarantee, and changes in the assessment of whether the purchase or extension option is reasonably certain to be exercised or not to exercise the terminate option.

When remeasuring a lease liability, the related right-of-use asset is adjusted and if the carrying amount of the right-of-use asset decreases to zero, the remeasurement amount is recognized in profit or loss.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

Most extension options in offices and vehicles leases have not been included in the lease liability, because the Bank could replace the assets without significant cost or business disruption.

The lease term is reassessed if an option is actually exercised (or not exercised) or the Bank becomes obliged to exercise (or not exercise) it. The assessment of reasonable certainty is only revised if a significant event or a significant change in circumstances occurs, which affects this assessment, and that is within the control of the lessee.

During the current financial year, the financial effect of revising lease terms to reflect the effect of exercising extension and termination options was an increase in recognized lease liabilities and right-of-use assets of 1,308 million Won.

In the statement of financial position, the Bank classified the right-of-use assets that do not meet the definition of investment property as ‘properties and equipment’ and the lease liabilities as ‘other financial liabilities.’

The Bank has chosen a practical expedient that does not recognize the right-of-use asset and lease liabilities for short-term leases with a lease term less than 12 months and leases for which the underlying asset is of low value. The Bank recognizes the lease payments associated with those leases as an expense on a straight-line basis over the lease term.

2)	The Bank as a lessor

At the date of the agreement or the effective date of the modification containing the lease element, the Bank allocates the consideration of the contract to each lease element on the basis of its relative stand-alone price.

As a lessor, the Bank classifies its leases as either an operating lease or a finance lease at the commencement date.

The Bank subsequently judges whether the lease transfers substantially all the risks and rewards incidental to ownership of an underlying asset. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset, otherwise a lease is classified as an operating lease.

If the agreement contains both lease and non-lease elements, the Bank applies K-IFRS No.1115 to allocate the consideration of the contract.

The Bank applies derecognition and impairment provisions of K-IFRS No.1109 to its net investment in the lease. The Bank also carries out regular review of the unguaranteed residual value used to calculate total lease investment.

The Bank recognizes lease payments from operating lease as income on a straight-line basis.

The accounting policy that the Bank has applied as a lessor is not different from K-IFRS No.1116.

(14)	Derivative instruments

Derivative instruments are classified as forwards, futures, options and swaps, depending on the types of transactions and are classified at the point of transaction as either trading or hedging based on its purpose.

Derivatives are initially recognized at fair value at the date of contract and are subsequently measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in net income immediately unless the derivative is designated and effective as a hedging instrument. If derivatives have been designated as hedging instruments and if it is effective, the point of recognition of gain or loss depends on the characteristics of hedging relationship.

1)	Embedded derivatives

Embedded derivatives are components of a hybrid financial instrument that includes a non-derivative host contract. It has an effect of modifying part of cash flows of the hybrid financial instrument similar to an independent derivative.

Embedded derivatives that are part of a hybrid contract of which the host contract is a financial asset within the scope of K-IFRS No.1109 is not separated. The classification is done by considering the hybrid contract as a whole, and subsequent measurement is either at amortized cost or fair value.

If embedded derivatives are part of a hybrid contract of which the host contract is not a financial asset within the scope of K-IFRS No.1109 (e.g., financial liability), then these are treated as separate derivatives if embedded derivatives meet the definition of a derivative, characteristics and risk of the embedded derivatives are not closely related to that of host contract, and if the host contract is not measured at FVTPL.

2)	Hedge accounting

The Bank is applying K-IFRS No.1109 in regard to hedge accounting. The Bank designates certain derivatives as hedging instrument against fair value changes in relation to the interest rate risk, foreign currency translation and interest rate risk, and foreign currency translation risk.

The Bank documents the relationship between hedging instruments and hedged items at the commencement of hedging in accordance with their purpose and strategy. Also, the Bank documents at the commencement and subsequent dates whether the hedging instrument effectively counters the changes in fair value of hedged items. A hedging instrument is effective only when it meets all the following criteria:

•	When there is an economic relationship between the hedged items and hedging instruments.

•	When the effect of credit risk is not stronger than the change in value due to the economic relationship between the hedged items and hedging instruments.

•	When the hedge ratio is equal to the proportion and the number of hedged items to those of the hedging instruments.

When a hedging relationship no longer meets the hedging effectiveness requirements related to hedge ratio, but when the purpose of risk management on designated hedging relationship is still maintained, the hedge ratio of the hedging relationship is adjusted so that hedging relationship may meet the requirements again (Hedge ratio readjustment).

The Bank designated only the part of derivative financial instruments except for the foreign currency basis spread. Changes in value due to the corresponding foreign currency basis spread are recognized in other comprehensive income and accumulated in equity items. If the hedged item relates to a transaction, the accumulated other comprehensive income is reclassified to profit or loss when the hedged item affects profit or loss.

However, if the hedged item subsequently recognizes a non-financial item, the accumulated amount in the equity item is removed directly from equity and included in the initial carrying amount of the recognized non-financial item. This transfer does not affect other comprehensive income.

However, if all or some of the accumulated equity items are not expected to recover in a future period, the amounts that are not expected to recover are immediately reclassified to profit or loss. If the hedged item relates to a period, the portion of the foreign currency basis spread at the date the derivative is designated as a hedging instrument is reclassified to profit or loss over the period of the hedge.

3)	Fair value hedge

Gain or loss arising from valid hedging instrument is recognized in profit or loss. However, when the hedging instrument mitigates risks on equity instruments designated as financial assets at FVTOCI, related gain or loss is recognized in other comprehensive income.

The book value of hedged items that are not measured in fair value is adjusted by the changes in fair value arising from the hedged risk, with resulting gain or loss reflected in net income. In case of debt instruments measured at FVTOCI, book value is an amount that is already adjusted to fair value and thus gain or loss arising from the hedged risk is recognized in profit or loss instead of other comprehensive income without adjustments in book value. When the hedged item is equity instruments measured at FVTOCI, the gain or loss arising from hedged risk is retained at other comprehensive income in order to match the gain or loss with hedging instruments.

Hedge accounting ceases to apply only when hedging relationship (or part of it) does not meet the requirements of hedge accounting (even after hedging relationship readjustment, if applicable). This treatment holds in case of lapse, disposal, expiry and exercise of hedging instruments, and this cease of treatment applies prospectively. The fair value adjustments made to book value of hedged item due to hedged risk is amortized from the date of discontinuance of hedge accounting and is recognized in profit or loss.

(15)	Assets (or disposal group) held for sale

The Bank classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered through a sale transaction rather than through continuing use. Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

(16)	Provisions

The Bank recognizes provision if (a) it has present or contractual obligations as a result of the past event, (b) it is probable that an outflow of resources will be required to settle the obligation and (c) the amount of the obligation is reliably estimated. Provision is not recognized for the future operating losses.

The Bank recognizes provision related to the unused membership points, payment guarantees, loan commitment and litigations. Where the Bank is required to restore a leased property that is used as a branch to an agreed condition after the contractual term expires, the present value of expected amounts to be used to dispose, decommission or repair the facilities is recognized as an asset retirement obligation.

Where there are a number of similar obligations, the probability that an outflow will be required in settlement is determined by considering the obligations as a whole. Although the likelihood of outflow for any one item may be small, if it is probable that some outflow of resources will be needed to settle the obligations as a whole, a provision is recognized.

(17)	Capital and compound financial instruments

The Bank classifies a financial instrument that it issues as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement. A financial liability is a contractual obligation to deliver cash or another financial asset to another entity. An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

If the Bank reacquires its own equity instruments, the consideration paid including the direct transaction costs (net of tax expense) are presented as a deduction from total equity until such instruments are retired or reissued. When these instruments are reissued, the consideration received (net of direct transaction costs) is included in the shareholder’s equity.

(18)	Financial guarantee liabilities

A financial guarantee contract is a contract where the issuer must pay a certain amount of money in order to compensate losses suffered by the creditor when debtor defaults on a debt instrument in accordance with original or modified contractual terms.

A financial guarantee is initially measured at fair value and is subsequently measured at the higher of the amounts below unless it is designated to be measured at FVTPL or when it arises from disposal of an asset.

•	Loss allowance in accordance with K-IFRS No.1109

•	Initial book value less accumulated profit measured in accordance with K-IFRS No.1115

(19)	Employee benefits and pensions

The Bank recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for the services rendered by the employees. Also, the Bank recognizes expenses and liabilities in the case of accumulating compensated absences when the employees render services that entitle their right to future compensated absences. Similarly, the Bank recognizes expenses and liabilities for customary profit distribution or bonuses when the employees render services, even though the Bank does not have legal obligation to do so because it can be construed as constructive obligation.

The Bank is operating defined contribution plans and defined benefit plans. Contributions to defined contribution plans are recognized as an expense when employees have rendered services entitling them to receive the benefits. For defined benefit plans, the defined benefit liability is calculated through an actuarial assessment using the projected unit credit method every end of the reporting period, conducted by professional actuaries. Remeasurement, comprising actuarial gains and losses, the return on plan assets (excluding interest), and the effect of the changes to the asset ceiling (if applicable) is reflected immediately in the separate statement of financial position with a charge or credit recognized as other comprehensive income in the period in which they occur.

Remeasurement recognized in the statement of comprehensive income is not reclassified to profit or loss in the subsequent periods. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are composed of service cost (including current service cost and past service cost, as well as gains and losses on curtailments and settlements), net interest expense (income) and remeasurement.

The Bank presents the service cost and net interest expense (income) components in profit or loss, and the remeasurement component in other comprehensive income. Curtailment gains and losses are accounted for as past service costs.

The retirement benefit obligation recognized in the separate statement of financial position represents the actual deficit or surplus in the Bank’s defined benefit plans. Any surplus resulting from this calculation is recognized as an asset limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

Liabilities for termination benefits are recognized at the earlier of either 1) the date when the Bank is no longer able to cancel its proposal for termination benefits or 2) the date when the Bank has recognized the cost of restructuring that accompanies the payment of termination benefits.

(20)	Financial liabilities designated as hedge of a net investment in a foreign operation

When applying hedge accounting of net investment in a foreign operation, the effective portion of changes in fair value of the hedging instrument is recognized in other comprehensive income and the ineffective portion of the hedge is recognized as current profit or loss in order to offset changes in the fair value of the hedged item caused by the hedging with changes in the fair value of the hedging instrument. The effective portion of hedge recognized in other comprehensive income will be reclassified from other comprehensive income to current profit or loss in accordance with K-IFRS No.1021 ‘The Effects of Changes’ in Foreign Exchange Rates at the time of disposal of a foreign operation or disposal of a portion of its foreign operations in the future.

(21)	Income taxes

Income tax expense is composed of current tax and deferred tax. That is, income tax expense is composed of taxes payable or refundable during the period and deferred taxes calculated by applying asset-liability method to taxable and deductible temporary differences arising from operating loss and tax credit carryforwards. Temporary differences are the differences between the carrying values of assets and liabilities for financial reporting purposes and their tax bases. Deferred income tax benefit or expense is recognized for the change in deferred tax assets or liabilities. Deferred tax assets and liabilities are measured as of the reporting date using the enacted or substantively enacted tax rates expected to apply in the period in which the liability is settled or asset realized. Deferred tax assets, including the carryforwards of unused tax losses, are recognized to the extent it is probable that the deferred tax assets will be realized.

Deferred income tax assets and liabilities are offset if, and only if, the Bank has a legally enforceable right to offset current tax assets against current tax liabilities, and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority or when the entity intends to settle current tax liabilities and assets on a net basis with different taxable entities.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill. Deferred tax assets or liabilities are not recognized if they arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Current and deferred taxes are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity or when it arises from business combination.

The tax uncertainty arises from the compensation claim filed by the company, and the refund litigation for the amount of tax levied by the tax authority due to differences in tax law analysis

In response, the Bank paid taxes in accordance with K-IFRS No.2123 due to the tax authority’s claim, but recognized as a corporate tax asset if it is highly probable of a refund in the future.

(22)	Earnings per share (“EPS”)

Basic EPS is a calculation of net income per each common stock. It is calculated by dividing net income attributable to ordinary shareholders by the weighted-average number of common shares outstanding. Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of all dilutive potential common shares.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The significant accounting estimates and assumptions are continuously evaluated based on a number of factors, including historical experience and expectations for future events that are reasonably considered probable. Accounting estimates based on these definitions may not match the actual occurrence results. Accounting estimates and assumptions that include significant risks that could significantly alter the carrying amount of assets and liabilities currently accounted for in the next accounting period are as follows:

(1)	Income taxes

The Bank has recognized current and deferred taxes based on best estimates of expected future income tax effect arising from the Bank’s operations until the end of the current reporting period. However, actual tax payment may not be identical to the related assets and/or liabilities already recognized, and these differences may affect current taxes and deferred tax assets/liabilities at the time when income tax effects are finalized. Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. In this case the Bank’s evaluation considers various factors such as estimated future taxable profit based on forecasted operating results, which are based on historical financial performance. The Bank is reviewing the book value of deferred tax assets every end of the reporting period and in the event that the possibility of earning future taxable income changes, the deferred tax assets are adjusted up to taxable income sufficient to use deductible temporary differences.

(2)	Valuation of financial instruments

Financial assets at FVTPL and FVTOCI are recognized in the separate financial statements at fair value. All derivatives are measured at fair value. Valuation techniques are required in order to determine fair values of financial instruments where observable market prices do not exist. Financial instruments that are not actively traded and have low price transparency will have less objective fair value and require broad judgment in liquidity, concentration, uncertainty in market factors and assumption in price determination and other risks.

As described in Note 2 (7) 5), ‘Fair value of financial assets and liabilities’, when valuation techniques are used to determine the fair value of a financial instrument, various general and internally developed techniques are used, and various types of assumptions and variables are incorporated during the process.

(3)	Impairment of financial instruments

The accuracy of the provision for credit losses is determined by the estimation of the expected cash flows for each borrower for estimating the individually assessed loan-loss allowance, and the assumptions and variables in the model used for estimating the collectively assessed loan-loss allowance, payment guarantee and unused commitment.

The Bank has estimated the allowance for credit losses based on reasonable and supportable information that was available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

The Bank uses forward-looking information to estimate expected credit losses in accordance with K-IFRS No.1109 ‘Financial Instruments’. Considering the potential for increased insolvency due to rising domestic and international economic uncertainties, the Bank estimates the probability of default (PD) and loss given default (LGD) using forward-looking information on key variables such as GDP growth rate, producer price index, apartment sales price index (KB, Seoul), and unemployment rate (original series), and accordingly recognizes additional expected credit loss provisions.

The Bank used a modeling technique based on GDP growth rate to estimate expected credit losses at the end of the current period.

The Bank will continuously monitor the impact of domestic and international political and economic uncertainties on the economy and continue to evaluate the appropriateness of related forward-looking information.

The measurement of expected credit loss is described in 4. Risk management (1) 3) Measurement of expected credit loss.

(4) Defined benefit plan

The Bank operates a defined benefit pension plan. Defined benefit obligation is calculated at every end of the reporting period by performing actuarial valuation, and estimation of assumptions such as discount rate, expected wage growth rate and mortality rate is required to perform such actuarial valuation. The defined benefit plan, due to its long-term nature, contains significant uncertainties in its estimates.

4.	RISK MANAGEMENT

The Bank’s operating activity is exposed to various financial risks. The Bank is required to analyze and assess the level of complex risks and determine the permissible level of risks and manage such risks. The Bank’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions on how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.

The Bank has established an approach to manage the acceptable level of risks and reduce the excessive risks in financial instruments in order to maximize the profit given risks present, for which the Bank has implemented risk management processes of identification, measurement, assessment, control, monitoring and reporting of risk.

The risk is managed in accordance with the Bank’s risk management policy. The Board Risk Management Committee, at the top decision-making level, makes decisions on the risk strategies such as the allocation of internal capital and the establishment of acceptable level of risk.

(1)	Credit risk

Credit risk represents the potential financial losses that may incur in the future when the counterparty refuses to fulfill or lose the ability to fulfill its contractual obligations. The goal of credit risk management is to maintain the Bank’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

i)	Credit risk management

a.	Credit facilities limit management

The Bank calculates and manages the appropriate borrowing limits by aggregation, business and industry through management of aggregation, total exposure, and portfolio.

b.	Credit risk monitoring organization and role

①	Large Corporate Credit Analysis & Approval Dept.

•	Examination, approval, and maintenance of loans to large enterprises (including small- and medium-sized enterprises affiliated with major debt group)

•	Examination, approval, and maintenance of loans to government agencies, public institutions (50% or more of government investments and contributions) and other corporations

•	Examination, approval, and maintenance of relevant real estate PF (Project Financing) (large or non-confirmed construction enterprises)

•	Operation controls over the ‘Credit Management for Affiliate Enterprise Groups’ as specified by the Regulation on Supervision of Bank Business, etc.

•	Establishing and managing total exposure limits for affiliated companies

•	Management of approved loans (delinquency, asset quality, portfolios, etc.)

•	Credit limit management designated by the Banking Act for the affiliated companies

②	IB/Global Investment Banking Credit Analysis & Approval Dept.

•

Examination, approval and maintenance of loans related to IB Group Investment Banking (including Principal Investment excluding blind funds, structured securities of foreign currency bonds, real estate project financing, and branch-linked IB deals)

•	Examination, approval and maintenance of overseas branches or subsidiaries of local companies, foreign companies.

•	Support for related tasks such as credit screening and maintenance of overseas review centers

•	Management of approved loans (delinquency, asset quality, portfolios, etc.)

•	Establishing and managing total exposure limits for affiliated companies

•	Credit limit management (including reduction plans) designated by the Banking Act for the affiliated companies

•	Credit research and credit rating for affiliated companies

•	Derivative-related risk examination and management for affiliated customers

③	SME Credit Analysis & Approval Dept.

•

Examination, approval, and maintenance of loans to small and medium-sized enterprises (excluding SMEs affiliated with major debt group) (including credit-related securities, credit derivatives, and credit-related deposits)

•	Examination, approval, and maintenance of loans to public institutions (less than 50% of government investments and contributions) and other corporations

•	Consultation on loan examination, and agreement on the approval (including follow-up) of overseas branches and local corporations of the enterprises

•	Examination, approval, and maintenance of relevant real estate PF (small and medium-sized construction enterprises)

•	Examination, approval, and maintenance, etc. of business loans related to National Housing and Urban Fund

•	Develop and maintain examination techniques

•	Management of approved loans (delinquency, asset quality, portfolios, etc.)

•	Establishing and managing total exposure limits for affiliated companies

•	Credit research and credit rating for affiliated companies

•	Credit limit management (including reduction plans) designated by the Banking Act for the affiliated companies

•	Derivative-related risk examination and management for affiliated customers

④	Retail Credit Analysis & Approval Dept.

•	Examination, approval, and maintenance of personal and individual business loans

•	Examination and approval of collective loans (including cases where construction enterprise is subject to workout)

⑤	Corporate Restructuring Dept.

•	General management of enterprises subject to workout, etc.

•	General management of enterprises subject to pre-workout, etc.

•	General management on the borrower in the course of corporate rehabilitation procedures

•	Workout activities such as the establishment and implementation of corporate workout plans performed for affiliated companies

•	Pre-workout activities such as the establishment and implementation of corporate management diagnosis and management plans performed for affiliated companies

•	Credit examination, approval, setting total exposure limit and follow-up management for affiliated companies

•	Examination and execution of loans for sound post-management of rehabilitation loans

c.	Credit screening and post monitoring or post management

①	Objective

•	To maintain appropriate credit ratings and improve asset quality

②	Main activities

•	Review the adequacy of credit and credit ratings, and maintain the consistency in application of ratings

•	Review the appropriateness of asset classification by quality and the provision for credit losses

•	Overall analysis of loan portfolio quality

•	Inspection of compliance with loan policies and relevant regulations, and recommendation for modification of policies

•	Review the appropriateness of loan approval and compliance with loan commitments

•	Assessing the accuracy of the identification of bad loans and the timeliness of actions taken by the person in charge of the loan

•	Post-inspection of the branches’ discretionary decision for loans

•	Reporting management on audit results and follow-up actions, and follow-up management

•	Monitoring results of inspections of branches for unauthorized use

•	Continuous assessment of corporate credit risk

•	Review of the adequacy of management activities for Watch List companies

•	Support and overall management of audit activities for overseas branches

ii)	Current status by measurement method

a.	Method of calculating risk-weighted assets

①	The Bank calculates the risk-weighted assets of the credit risk by obtaining approval of the internal rating-based approach.

②

The internal rating-based approach meets the qualitative and quantitative requirements set by the Financial Supervisory Service, including the use of advanced techniques in risk measurement, as well as the establishment of an internal control and risk management system. It enables more accurate measurement and management of credit risk than the standard method.

•	The internal rating-based approach

Risk-weighted assets are calculated by applying self-estimated risk measurement factors such as probability of default (PD), loss given default (LGD), exposure at default (EAD), and effective maturity (M) according to the internal rating of the Bank.

b.	Overview and utilization scope of credit rating evaluation model

<Overview of corporate credit rating model>

①	Definition of corporate credit rating model

The corporate credit rating is the assessment of the possibility of default by the counterparty. It includes both scoring assessments that are evaluated according to quantitative methods using financial statements, etc., representative assessments that are evaluated according to quantitative methods using loans, deposit transactions, etc. of the representative’s the Bank itself and other financial institutions, and Judgment evaluations that are evaluated by the evaluator’s subjective judgment. This represents that the degree of credit risk assessed is presented in a systematic manner.

②	Operation of corporate credit rating model

•

General corporate evaluation model: Classified to external audit based on K-IFRS, external audit based on GAAP, non-external audit 1, non-external audit 2, and personal business based on their total assets, sales volume, accounting standards, whether subject to external audit or not, loan size and type of business, such as individual or corporation.

•	Evaluation model of local governments

•	Evaluation model of public institutions

•	Evaluation model of financial institutions: Banks, insurance companies, financial investment, and other financing

•	Evaluation model of overseas companies

•	Evaluation model of non-profit organization: Private schools, medical institutions, religious organizations, and other organizations

•

Specialized lending evaluation model: PF (Project Finance) (*1), OF (Object Finance) (*2), CF (Commodities Finance) (*3), real estate financing for sale, real estate financing for rent, fund financing, acquisition financing, and asset securitization.

(*1) Project Finance (PF)

Credit provided for large-scale facility projects such as power plants and transportation facilities, secured by the project itself and repaid from the cash flow generated by the project.

(*2) Object Finance (OF)

Credit provided for the purchase of tangible assets such as ships and aircraft, secured by the asset itself and repaid from the cash flow generated by the asset.

(*3) Commodities Finance (CF)

Credit secured by reserves, inventories, or receivables related to commodities traded on recognized exchanges, with the proceeds from the sale of these assets used as the source of repayment.

③	Corporate credit rating system

The corporate credit rating system is divided into 14 grades (13 normal, 1 default) system, and each credit rating is presented in English (AAA~D).

<Overview of retail credit rating model>

①	Definition of retail credit scoring model

This is a model that determines credit rating of retail loan customers by calculating credit score statistically using the customer information and operates two types of scoring system which are Application Scoring System and Behavior Scoring System according to applicable borrowers’ loan types.

•

Application Scoring System (ASS): The model determines credit rating by statistically calculating credit score for new retail loan applications using personal information, transaction information, credit information, and other relevant data.

•

Behavior Scoring System (BSS): The model determines credit rating by statistically calculating credit score for existing retail loans using transaction information, credit information, and other relevant data.

②	Operation of retail credit scoring model

•	SOHO (Small Office Home Office) loan credit scoring model: ASS / BSS scoring model

•	Household loan credit scoring model: ASS / BSS scoring model

③	Retail credit scoring model evaluation system: Presented in number from grade 1 to 10

<Utilization scope of credit rating evaluation model>

①	Utilizes as a key component in calculating BIS credit risk-weighted assets

②	Supports prompt loan decision-making by applying for interest rate (pricing), and discretionary decision-making, etc.

③	Utilizes to measure overall risk such as assets quality and provisions for the credit losses

④	Utilizes as an indicator of Risk Adjusted Performance Management and relevant performance measurement, etc.

c.	Control structure for credit evaluation system (including content related to grade change)

①	Securing the independence of granting credit rating

The credit rating is granted through the evaluation department (large enterprise, small and medium-sized enterprise, personal etc.) that is independent from the sales department, but the head of the branch has authority to grant credit ratings to small-scale loans according to the size of the loans. The Bank clearly defines and operates procedures such as override, check list, authority and procedures, and review when granting credit ratings. For credit ratings granted by a sales branch and the evaluation department, regular loan reviews are performed by the credit supervision department to assess the consistency and timeliness of credit ratings.

②	Securing independence of credit risk control operations

The Credit Risk Management Dept. within the Risk Management Group that is independent from the sales department is responsible for the design, monitoring/supervision of operation and performance, on-going review, and modification. The Credit Risk Management Dept. conducts self-validation and monitoring of credit ratings, development and implementation of credit rating models, etc.

③	Validation of credit evaluation systems by an independent third party

To secure the adequacy of the credit evaluation system, the Risk Model Validation Dept. within the Risk Management Group, which is independent from the credit evaluation system department, conducts validation of credit evaluation system. The Risk Model Validation Dept. conducts periodic validation to assess the adequacy of the credit evaluation system’s design, to determine whether BIS satisfies with the minimum requirements, and to validate the utilization and calculation methods of risk measurement components (PD, LGD, EAD, etc.).

A third-party review is conducted in the Head Office Audit Dept. for the development/ implementation of Credit Risk Management Dept.’s credit risk model, estimation of risk measurement factors, and the third party’s validation activities of the Risk Model Validation Dept.

④	Strengthen the role of the Board of Directors and management

Major decision-making related to the credit evaluation system and risk measurement factors are carried out in the approval process of the Executive Risk Management Committee and the Board Risk Management Committee (Board of Directors). Issues related to validation and monitoring of credit evaluation systems and risk measurement elements are regularly reported to the Executive Risk Management Committee and the Board Risk Management Committee (Board of Directors).

d.	Scope of application of internal rating-based approach

BIS Ratio calculation method		Exposure category	Date of approval
Standard method	Permanent standard method	Government, public institutions, and banks	October 30, 2008

	Standard method	Subsidiaries, overseas branches, and other assets	October 30, 2008
Internal rating-based approach

Large/small and medium-sized enterprise exposure (external audit IFRS, external audit GAAP, non-external audit1, non-external audit2, personal business model), retail exposure, and asset-backed exposure (Credit rating-based approach)

October 30, 2008 February 13, 2015
Stepwise application		Special financing, financial institutions and non-profit organizations	October 30, 2008

iii)	Measurement of expected credit loss

K-IFRS No.1109 ‘Financial Instruments’ requires entities to measure loss allowances equal to 12-month expected credit losses or lifetime expected credit losses after classifying financial assets into one of the three stages, depending on the degree of increase in credit risk since their initial recognition.

Classification	Stage 1	Stage 2	Stage 3
Definition	No significant increase in credit risk after initial recognition (*)	Significant increase in credit risk after initial recognition	Credit-impaired
	12-month expected credit losses	Lifetime expected credit losses
Loss allowance	Expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date	Expected credit losses that result from all possible default events over the life of the financial instrument

(*)	If the financial instrument has low credit risk at the end of the reporting period, the Bank may assume that the credit risk has not increased significantly since initial recognition.

At the end of each reporting period, the Bank assesses whether the credit risk has increased significantly since initial recognition by using credit rating, asset quality, early warning system, days past due, and others. For financial assets whose contractual cash flows have been modified, the Bank assesses whether there is a significant increase in credit risk on the same basis. The Bank performs the assessment above to both corporate and retail exposures, and indicators of significant increase in credit risk are as follows:

Corporate Exposures	Retail Exposures
Asset quality level ‘Precautionary’ or lower	Asset quality level ‘Precautionary’ or lower

More than 30 days past due	More than 30 days past due

‘Warning’ level in early warning system	Significant decrease in credit rating (*)

Debtor experiencing financial difficulties (Capital impairment, Adverse opinion or Disclaimer of opinion by external auditors)	Deferment of repayment of principal and interest

Significant decrease in credit rating	Deferment of interest

Deferment of repayment of principal and interest	-

Deferment of interest	-

The Bank concludes that credit is impaired when financial assets are under conditions stated below:

•	When principal and interest of loan is overdue for 90 days or longer due to significant deterioration in credit

•	For loans overdue within 90 days, when it is determined that not even a portion of the loan will be recovered unless claim actions such as disposal of collaterals are taken

•	When other objective indicators of impairment have been noted for the financial asset

In addition, the Bank reflects the future economic forecast adjustment coefficient in the probability of default and loss given default and recognizes additional provisions for expected credit losses by adjusting the future economic forecast adjustment coefficient in consideration of the potential for insolvency due to increase in domestic and international economic uncertainty.

The Bank has estimated the expected credit loss allowances using an estimation model that additionally reflects the forward-looking information based on the past experience loss rate data.

Probability of default (PD) and loss given default (LGD) for each category of financial asset are calculated considering factors such as debtor type, credit rating and portfolio, etc. The estimates are regularly being reviewed in order to reduce discrepancies with actual losses.

In measuring the expected credit losses, the Bank is using reasonably supportable macroeconomic indicators such as Gross Domestic Product (real, original series) growth rate, average manufacturing utilization rate, apartment sales price index (KB, Seoul), unemployment rate (original series), etc., in order to forecast forward-looking information conditions.

The Bank applies the following forward-looking model and reviews the results regularly.

•

Development of estimation models through regression analysis of borrower(corporate/retail)/probability of default by point in time and collateral (credit, collateral)/ default recovery rate by point in time (1-loss given default) and macroeconomic indicator data by year

Major macroeconomic variables	Correlation between credit risk and macroeconomic indicators
Gross Domestic Product (real, original series) growth rate	Negative (-) Correlation
Average manufacturing utilization rate	Negative (-) Correlation
Unemployment rate (original series)	Positive (+) Correlation
Apartment sales price index (KB, Seoul)	Negative (-) Correlation
KOSPI	Negative (-) Correlation
Gross Domestic Income (GDI)	Negative (-) Correlation
Retail sales index	Negative (-) Correlation
Housing transaction price index (KB, Nationwide)	Negative (-) Correlation
KOSDAQ	Negative (-) Correlation

•

Calculation of estimated probability of default and estimated default recovery rate by incorporating future economic outlook using utilizing economic variable forecasts derived from various methods: 1) Economic variable forecasts provided by institutions verified to be reliable such as the Bank of Korea (BOK), Korea Development Institute (KDI), and Korea Institute of Finance (KIF); 2) Forecasts derived from external institutions and regression analysis results; 3) Economic variable forecasts derived through time series trends, etc., to the estimation model developed as a result of modeling.

•	Probability weight

As of December 31, 2025, the probability weights applied to the scenarios of the forecasts of macroeconomic variables is as follows (Unit: %):

	Normal Scenario	Good Scenario	Bad Scenario	Worst Scenario
Probability weight	45.58	5.69	28.73	20.00

•

When reflecting the predicted probability of default and default recovery rates, the increase rate is used as a future economic forecast adjustment coefficient and reflected in the estimate applied for the current year.

The Bank has additionally applied a Worst scenario to the three macroeconomic variable scenarios (Normal, Good, and Bad) considering internal and external uncertainties. Assuming all other conditions remain the same and assigning a probability weight of 100% to each scenario, the results of the Bank’s sensitivity analysis of expected credit loss allowance are as follows(Forecast period: 2026) (Unit: Korean Won in millions):

Scenarios	Probability weight	Assuming 100%	Difference from book value
Good	5.69%	1,280,714	(675,757)
Normal	45.58%	1,394,081	(562,390)
Bad	28.73%	1,796,726	(159,745)
Worst	20.00%	4,255,128	2,298,657

iv)	Maximum exposure to credit risk

The Bank’s maximum exposure to credit risk refers to net book value of financial assets net of expected credit loss allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees loan commitment. Additionally, loan commitments are the unused commitment amounts that represent the maximum exposure to credit risk for each loan.

The maximum exposure to credit risk as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

		December 31, 2025	December 31, 2024
Loans and other financial assets at amortized cost	Korean treasury and government agencies	151,916	189,416
	Banks	20,938,253	20,954,225
	Corporates	150,854,458	148,116,648
	Retail	176,058,622	173,205,008

	Sub-total	348,003,249	342,465,297

Financial assets at FVTPL (*1)	Due from banks	261,470	73,951
	Debt securities	3,218,978	3,642,795
	Derivative assets	5,792,257	10,067,381

	Sub-total	9,272,705	13,784,127

Financial assets at FVTOCI	Debt securities	46,251,080	41,569,907
Securities at amortized cost	Debt securities	18,445,064	18,719,264
Derivative assets (Designated for hedging)		37,010	10,102
Off-balance accounts	Guarantees (*2)	18,448,946	18,703,691
	Loan commitments	86,157,613	88,385,611

	Sub-total	104,606,559	107,089,302

	Total	526,615,667	523,637,999

(*1)	Puttable financial instruments are not included.
(*2)	As of December 31, 2025 and 2024, the financial guarantee amount of 7,911,285 million Won and 6,978,786 million Won are included, respectively.

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	December 31, 2025
	Korea	U.S.A	U.K	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	338,873,371	2,069,001	773,798	1,259,028	5,028,051	348,003,249
Securities at amortized cost	17,720,610	707,789	—	—	16,665	18,445,064
Financial assets at FVTPL	6,713,611	1,040,587	502,905	277,765	737,837	9,272,705
Financial assets at FVTOCI	42,866,080	2,175,952	309,244	—	899,804	46,251,080
Derivative assets (Designated for hedging)	—	30,719	—	6,291	—	37,010
Off-balance accounts	99,705,376	992,117	756,252	35,333	3,117,481	104,606,559
Guarantees	16,333,218	372,400	261,870	13,746	1,467,712	18,448,946
Loan commitments	83,372,158	619,717	494,382	21,587	1,649,769	86,157,613

Total	505,879,048	7,016,165	2,342,199	1,578,417	9,799,838	526,615,667

(*)	Others consist of financial assets in China, Hong Kong, Germany, Australia and other countries.

	December 31, 2024
	Korea	U.S.A	U.K	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	331,602,881	2,609,745	584,060	850,835	6,817,776	342,465,297
Securities at amortized cost	18,042,879	650,578	—	—	25,807	18,719,264
Financial assets at FVTPL	9,392,994	1,824,414	553,842	430,341	1,582,536	13,784,127
Financial assets at FVTOCI	37,736,177	3,015,615	190,793	22,112	605,210	41,569,907
Derivative assets (Designated for hedge)	—	3,216	—	6,886	—	10,102
Off-balance accounts	103,814,908	1,253,700	87,755	20,758	1,912,181	107,089,302
Guarantees	16,904,726	677,133	87,755	20,758	1,013,319	18,703,691
Loan commitments	86,910,182	576,567	—	—	898,862	88,385,611

Total	500,589,839	9,357,268	1,416,450	1,330,932	10,943,510	523,637,999

(*)	Others consist of financial assets in Hong Kong, Germany, Australia, and other countries.

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code as of December 31, 2025 and 2024 (Unit: Korean Won in millions):

	December 31, 2025
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	81,263,553	47,872,354	32,082,343	3,898,202	173,589,894	9,296,903	348,003,249
Securities at amortized cost	89,611	—	7,906,995	39,968	—	10,408,490	18,445,064
Financial assets at FVTPL	65,673	429,913	5,572,276	4,392	100	3,200,351	9,272,705
Financial assets at FVTOCI	113,729	178,602	33,373,410	50,694	—	12,534,645	46,251,080
Derivative assets (Designated for hedging)	—	—	37,010	—	—	—	37,010
Off-balance accounts	21,226,123	27,854,749	14,514,096	2,983,678	33,237,222	4,790,691	104,606,559
Guarantees	5,009,861	10,083,803	1,482,143	681,857	2,119	1,189,163	18,448,946
Loan commitments	16,216,262	17,770,946	13,031,953	2,301,821	33,235,103	3,601,528	86,157,613

Total	102,758,689	76,335,618	93,486,130	6,976,934	206,827,216	40,231,080	526,615,667

	December 31, 2024
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	85,796,324	44,742,153	28,656,365	4,231,975	170,567,627	8,470,853	342,465,297
Securities at amortized cost	169,352	—	10,059,175	59,866	—	8,430,871	18,719,264
Financial assets at FVTPL	129,606	578,507	9,429,339	9,471	693	3,636,511	13,784,127
Financial assets at FVTOCI	282,766	391,261	29,657,215	153,624	—	11,085,041	41,569,907
Derivative assets (Designated for hedge)	—	—	10,102	—	—	—	10,102
Off-balance accounts	20,167,915	30,992,940	14,759,589	2,730,178	33,476,894	4,961,786	107,089,302
Guarantees	4,384,434	10,546,091	1,506,565	842,558	5,704	1,418,339	18,703,691
Loan commitments	15,783,481	20,446,849	13,253,024	1,887,620	33,471,190	3,543,447	88,385,611

Total	106,545,963	76,704,861	92,571,785	7,185,114	204,045,214	36,585,062	523,637,999

v)	Credit risk exposure

a)	Financial assets

The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL and derivative asset (designated for hedging) as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025
	Stage 1		Stage 2		Stage 3	Total	Expected credit loss allowances	Total, net
	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)
Loans and other financial assets at amortized cost	301,886,486	22,499,123	12,341,750	11,415,691	1,780,054	349,923,104	(1,919,855)	348,003,249
Korean treasury and government agencies	152,414	—	—	—	—	152,414	(498)	151,916
Banks	20,958,419	—	—	—	—	20,958,419	(20,166)	20,938,253
Corporates	126,054,837	18,179,544	2,349,527	4,840,358	817,709	152,241,975	(1,387,517)	150,854,458
General business	92,748,296	11,808,039	2,020,587	3,639,279	722,998	110,939,199	(1,136,338)	109,802,861
Small- and medium-sized enterprise	22,466,262	6,054,610	320,696	1,197,879	94,195	30,133,642	(211,591)	29,922,051
Project financing and others	10,840,279	316,895	8,244	3,200	516	11,169,134	(39,588)	11,129,546
Retails	154,720,816	4,319,579	9,992,223	6,575,333	962,345	176,570,296	(511,674)	176,058,622
Securities at amortized cost	18,455,854	—	—	—	—	18,455,854	(10,790)	18,445,064
Financial assets at FVTOCI (*3)	46,177,626	73,454	—	—	—	46,251,080	(27,987)	46,251,080

Total	366,519,966	22,572,577	12,341,750	11,415,691	1,780,054	414,630,038	(1,958,632)	412,699,393

	December 31, 2025
	Collateral value
	Stage 1	Stage 2	Stage 3	Total
Loans and other financial assets at amortized cost	233,674,781	21,697,429	1,008,679	256,380,889
Korean treasury and government agencies	103,817	—	—	103,817
Banks	1,815,479	—	—	1,815,479
Corporates	92,469,723	6,504,152	556,479	99,530,354
General business	61,019,342	5,128,816	475,788	66,623,946
Small- and medium-sized enterprise	23,442,962	1,375,336	80,691	24,898,989
Project financing and others	8,007,419	—	—	8,007,419
Retails	139,285,762	15,193,277	452,200	154,931,239
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—

Total	233,674,781	21,697,429	1,008,679	256,380,889

(*1)	Credit grade of corporates are AAA ~ BBB, and retails are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and retails are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI are disclosed as the amount before deducting allowances for credit losses as it does not reduce the carrying amount.

	December 31, 2024
	Stage 1		Stage 2		Stage 3	Total	Expected credit loss allowances	Total, net
	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)
Loans and other financial assets at amortized cost	296,872,036	20,955,733	12,456,496	12,756,686	1,486,677	344,527,628	(2,062,331)	342,465,297
Korean treasury and government agencies	190,038	—	—	—	—	190,038	(622)	189,416
Banks	20,908,352	—	66,150	—	—	20,974,502	(20,277)	20,954,225
Corporates	124,864,682	15,909,050	2,654,852	5,552,972	610,334	149,591,890	(1,475,242)	148,116,648
General business	87,833,338	9,840,595	2,271,381	3,960,010	482,323	104,387,647	(1,112,581)	103,275,066
Small- and medium-sized enterprise	26,599,385	5,725,164	373,513	1,498,926	128,011	34,324,999	(297,570)	34,027,429
Project financing and others	10,431,959	343,291	9,958	94,036	—	10,879,244	(65,091)	10,814,153
Retails	150,908,964	5,046,683	9,735,494	7,203,714	876,343	173,771,198	(566,190)	173,205,008
Securities at amortized cost	18,729,732	—	—	—	—	18,729,732	(10,468)	18,719,264
Financial assets at FVTOCI (*3)	41,506,811	63,096	—	—	—	41,569,907	(26,596)	41,569,907

Total	357,108,579	21,018,829	12,456,496	12,756,686	1,486,677	404,827,267	(2,099,395)	402,754,468

	December 31, 2024
	Collateral value
	Stage 1	Stage 2	Stage 3	Total
Loans and other financial assets at amortized cost	232,052,490	22,420,577	818,518	255,291,585
Korean treasury and government agencies	55,775	—	—	55,775
Banks	2,474,302	—	—	2,474,302
Corporates	94,374,525	7,209,853	433,447	102,017,825
General business	59,099,372	5,578,709	328,666	65,006,747
Small- and medium-sized enterprise	27,647,198	1,570,506	104,781	29,322,485
Project financing and others	7,627,955	60,638	—	7,688,593
Retails	135,147,888	15,210,724	385,071	150,743,683
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—

Total	232,052,490	22,420,577	818,518	255,291,585

(*1)	Credit grade of corporates are AAA ~ BBB, and retails are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and retails are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI are disclosed as the amount before deducting allowances for credit losses as it does not reduce the carrying amount.

b)	Guarantees and loan commitments

The credit quality of the guarantees and loan commitments as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025
Financial assets	Stage 1		Stage 2		Stage 3	Total
	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)
Off-balance accounts	17,922,313	434,273	18,603	50,649	23,108	18,448,946
Guarantees
Loan commitments	81,862,333	1,925,126	2,179,026	190,895	233	86,157,613

Total	99,784,646	2,359,399	2,197,629	241,544	23,341	104,606,559

(*1)	Credit grade of corporates are AAA ~ BBB, and retails are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and retails are grades 7 ~ 10.

	December 31, 2024
Financial assets	Stage 1		Stage 2		Stage 3	Total
	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)
Off-balance accounts	18,165,791	421,822	41,866	52,059	22,153	18,703,691
Guarantees
Loan commitments	84,038,949	2,046,212	2,080,131	220,319	—	88,385,611

Total	102,204,740	2,468,034	2,121,997	272,378	22,153	107,089,302

(*1)	Credit grade of corporates are AAA ~ BBB, and retails are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and retails are grades 7 ~ 10.

vi)	Collateral and other credit enhancements

For the year ended December 31, 2025, there have been no significant decreases in the value of collateral or other credit enhancements held by the Bank or significant changes in collateral or other credit enhancements due to changes in the collateral policy of the Bank.

vii)

Among the financial assets that have measured expected credit loss allowances in terms of lifetime expected credit losses, amortized costs before changes in contractual cash flows for the year ended December 31, 2025 is 56,978 million Won, with net losses recognized along with the changes 9,244 million Won and for the year end December 31, 2024 is 52,420 million Won, with net losses recognized along with the changes 1,500 million Won, respectively.

viii)

The Bank determines which loan is subject to write-off in accordance with internal guidelines and writes off loan receivables when it is determined that the loans are practically irrecoverable. For example, loans are practically irrecoverable when application is made for rehabilitation under the Debtor Rehabilitation and Bankruptcy Act, and loans are confirmed as irrecoverable by the court’s decision to waive debtor’s obligation or when it is not possible to recover the loan amount through legal means such as selling debtor’s assets via auctions or through any other means available. Notwithstanding the write-off, the Bank may still exercise its right of collection after the asset has been written off in accordance with its collection policies.

As the Bank manages receivables that have not lost the right of claim to the debtor for the grounds of incomplete statute limitation and uncollected receivables under the related laws as receivable charge-offs, the balance as of December 31, 2025 and 2024 is 7,653,568 million Won and 7,357,330 million Won, respectively. In addition, the contractual uncollected amount of financial assets written off during the year ended December 31, 2025, but still in the process of recovery is 668,476 million Won.

(2)	Market risk

Market risk is the possible risk of loss arising from trading activities and non-trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates. Market risk arises from changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to changes in the interest rates, credit spreads, foreign exchange rates, price of equity securities, etc.

Market risk management refers to the process of making and implementing decisions for the avoidance, acceptance or mitigation of risks by identifying the underlying source of the risks in the trading and non-trading activities and measuring its level and evaluating the appropriateness of the level of accepted market risks.

i)	Market risk management for trading activities

The Bank has introduced and applied the Basel III standard method according to Detailed Enforcement Regulations for Supervision of Banking Business <Appendix 3-2> as a measurement method of market risk since 2023. On a consolidated basis, the market risk capital requirements used for calculating the BIS ratio are determined by aggregating the capital required for sensitivity-based methods, default risk, and residual risk, and are managed within the established internal capital limit.

The sensitivity-based method measures linear and nonlinear losses that may occur due to unfavorable fluctuations such as interest rates, credit spreads, stock prices, exchange rates, and general commodity prices, and measures losses that may occur due to sudden bankruptcy not considered in the sensitivity method. Other losses not considered in the sensitivity method and default risk are measured in the residual risk required equity capital.

The foreign exchange positions intentionally opened to mitigate the impact of exchange rate fluctuations on the capital ratio, specifically for overseas business investments in key operating currencies such as IDR, VND, and CNY, are excluded from the calculation of market risk capital requirements with the approval of structural foreign exchange positions from the financial regulatory authorities. However, they are managed within market internal capital, among others.

In addition, in the event of extreme situations such as the IMF crisis and the global financial crisis, stress tests are conducted every month to measure the size of losses to prepare for crises.

Market risk limits, including internal capital, loss and VaR limits, are allocated annually by the Board Risk Management Committee and Executive Risk Management Committee based on business groups, departments, teams and risk factors, while the position management department sets limits for business units excluding the derivatives book. Compliance with limits is independently monitored by both the operation department and the Risk Management Dept. And the details of the limit monitoring are regularly reported to the Executive Risk Management Committee and the Board Risk Management Committee.

a)	Trading activities

The market risk required equity capital at the end of the reporting period by risk group is as follows (Unit: Korean Won in millions):

	Risk group	December 31, 2025	December 31, 2024
Sensitivity-based risk	General interest rate risk	34,292	29,029
	Equity risk	3,152	3,006
	General commodity risk	3	51
	Foreign exchange risk (*)	110,144	114,174
	Non-securitization credit spread risk	23,797	18,258
	Securitization (excluding correlation trading portfolio, CTP) credit spread risk	—	—
	CTP credit spread risk	—	—
Default risk	Non- Securitization bankruptcy risk	9,207	8,604
	Securitization (excluding CTP) default risk	—	—
	CTP default risk	—	—
Residual risk	Residual risk	1,106	1,182

	Total	181,701	174,304

(*)	The structural foreign exchange positions approved by the Financial Supervisory Service Governor are excluded from the calculation of the foreign exchange capital requirements.

ii)	Market risk management for non-trading activities

For non-trading sectors of the Bank, NII (Net Interest Income) and NPV (Net Present Value) simulations are operated through the ALM (Asset Liability Management) system, and interest rate risks are managed and measured by various analysis methods, such as calculating ΔNII (change in Net Interest Income) and ΔEVE (change in Economic Value of Equity).

NII is primarily an indicator of changes in profit from short-term changes in interest rates and is measured by deducting the interest expenses on the liability from the interest income from the asset. NPV is primarily an indicator of the risk of an economic value perspective resulting from fluctuations in interest rates and is measured by subtracting the present value of the liability from the present value of the asset. ΔNII indicates a change in net interest income over a specified future period (e.g., 1 year) due to fluctuations in interest rates, and ΔEVE indicates the economic value changes in equity capital resulting from changes in interest rates affecting the present value of asset, liabilities, and off-balance-sheet items.

Applying six scenarios of interest rate risk shocks (parallel increase and decrease, steepener, flattener and short-term interest rate increase and decrease), the interest rate risks of IRRBB (Interest Rate Risk in the Banking Book) are calculated. Based on the six scenarios above, the change in economic value of equity (ΔEVE) is measured, the maximum of which is the final ΔEVE. Also, the maximum calculated based on the two scenarios (parallel increase and decrease) is the final ΔNII.

For assets and liabilities as of December 31, 2025 and 2024, ΔEVE and ΔNII calculated based on interest rate risk in banking book (IRRBB) are as follows (Unit: Korean Won in millions):

December 31, 2025		December 31, 2024
ΔEVE (*1)	ΔNII (*2)	ΔEVE (*1)	ΔNII (*2)
333,874	720,920	783,172	710,685

(*1)	ΔEVE: change in Economic Value of Equity
(*2)	ΔNII: change in Net Interest Income

The Bank measures and manages the risks resulting from interest rate fluctuations caused by mismatches in interest rates and maturities of assets and liabilities. At the interest rate re-pricing date, cash flows (both principal and interest) of interest-bearing assets and liabilities, which is the basis of non-trading position interest rate risk management are as follows (Unit: Korean Won in millions):

	December 31, 2025
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	222,967,995	48,006,581	18,694,642	11,277,382	62,215,480	2,644,980	365,807,060
Financial assets at FVTPL	21,445	—	—	—	—	—	21,445
Financial assets at FVTOCI	15,422,275	3,781,877	2,489,062	1,978,694	23,307,523	1,239,784	48,219,215
Securities at amortized cost	944,068	1,049,537	2,193,501	2,125,125	11,904,679	1,142,341	19,359,251

Total	239,355,783	52,837,995	23,377,205	15,381,201	97,427,682	5,027,105	433,406,971

Liability:
Deposits due to customers	162,727,753	52,523,051	41,694,291	41,100,872	60,356,306	29,217	358,431,490
Borrowings	18,800,947	2,341,629	1,058,369	942,171	2,644,443	518,214	26,305,773
Debentures	3,722,023	1,689,439	1,919,818	1,950,739	18,909,791	2,555,145	30,746,955

Total	185,250,723	56,554,119	44,672,478	43,993,782	81,910,540	3,102,576	415,484,218

	December 31, 2024
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	209,754,801	48,861,282	22,091,076	13,766,595	59,663,804	2,972,722	357,110,280
Financial assets at FVTPL	22,850	—	—	—	—	—	22,850
Financial assets at FVTOCI	6,759,630	4,833,724	2,346,824	2,567,298	25,857,015	1,357,034	43,721,525
Securities at amortized cost	1,168,747	1,550,614	1,742,034	628,917	12,898,211	1,817,296	19,805,819

Total	217,706,028	55,245,620	26,179,934	16,962,810	98,419,030	6,147,052	420,660,474

Liability:
Deposits due to customers	160,594,127	50,075,938	43,055,529	38,700,998	58,603,669	34,242	351,064,503
Borrowings	14,915,413	2,125,771	1,066,941	1,089,172	2,460,850	513,870	22,172,017
Debentures	2,623,670	3,528,439	2,602,985	1,633,304	14,766,804	2,611,435	27,766,637

Total	178,133,210	55,730,148	46,725,455	41,423,474	75,831,323	3,159,547	401,003,157

iii)	Currency risk

The Bank manages currency risk based on a comprehensive position that includes both domestic and international spot and futures foreign exchange positions. The Risk Management Committee sets market internal capital limits for each group to manage market risks, including currency risk. The trading desks and dealers manage the comprehensive position by operating spot foreign exchange and currency derivatives within the set market risk and foreign exchange position limits.

Financial instruments in foreign currencies exposed to currency risk as of December 31, 2025 and 2024 are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

		December 31, 2025
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Cash and cash equivalents	10,249	14,706,248	161,769	1,484,439	83	16,951	130	219,225	260,730	16,687,593
	Loans and other financial assets at amortized cost	15,756	22,607,837	98,422	903,147	1,352	276,962	2,069	3,487,143	2,357,272	29,632,361
	Financial assets at FVTPL	1,089	1,562,783	4,835	44,367	—	—	190	320,823	51,258	1,979,231
	Financial assets at FVTOCI	2,363	3,390,995	—	—	—	—	271	456,846	617,732	4,465,573
	Securities at amortized cost	557	799,783	—	—	—	—	—	—	16,846	816,629

	Total	30,014	43,067,646	265,026	2,431,953	1,435	293,913	2,660	4,484,037	3,303,838	53,581,387

Liability	Financial liabilities at FVTPL	62	88,508	—	1	—	—	—	774	137	89,420
	Deposits due to customers	17,855	25,619,863	214,343	1,966,873	1,704	348,876	5,664	9,548,682	1,861,231	39,345,525
	Borrowings	8,380	12,024,145	34,754	318,915	99	20,303	596	1,004,852	382,934	13,751,149
	Debentures	3,093	4,438,023	—	—	—	—	—	—	—	4,438,023
	Other financial liabilities	2,889	4,146,049	12,113	111,154	234	47,949	60	101,901	186,070	4,593,123

	Total	32,279	46,316,588	261,210	2,396,943	2,037	417,128	6,320	10,656,209	2,430,372	62,217,240

Off-balance accounts		9,630	13,818,579	19,704	180,807	1,274	260,767	681	1,148,038	436,653	15,844,844

		December 31, 2024
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Cash and cash equivalents	7,669	11,273,774	76,878	719,944	230	46,231	84	127,877	229,820	12,397,646
	Loans and other financial assets at amortized cost	14,895	21,895,927	103,400	968,320	4,227	850,810	2,212	3,382,452	2,474,288	29,571,797
	Financial assets at FVTPL	966	1,420,278	6,655	62,327	—	—	154	234,683	46,882	1,764,170
	Financial assets at FVTOCI	3,303	4,854,847	—	—	—	—	14	21,472	544,105	5,420,424
	Securities at amortized cost	718	1,055,442	—	—	—	—	—	—	25,821	1,081,263

	Total	27,551	40,500,268	186,933	1,750,591	4,457	897,041	2,464	3,766,484	3,320,916	50,235,300

Liability	Financial liabilities at FVTPL	112	164,400	2	15	—	—	1	1,766	687	166,868
	Deposits due to customers	18,752	27,565,607	249,024	2,332,060	2,526	508,444	1,944	2,972,155	1,771,311	35,149,577
	Borrowings	7,936	11,666,633	48,801	457,012	284	57,146	814	1,243,829	594,472	14,019,092
	Debentures	3,379	4,967,433	—	—	—	—	—	—	—	4,967,433
	Other financial liabilities	1,895	2,786,006	20,479	191,786	2,315	466,007	240	366,260	314,329	4,124,388

	Total	32,074	47,150,079	318,306	2,980,873	5,125	1,031,597	2,999	4,584,010	2,680,799	58,427,358

Off-balance accounts		8,295	12,194,238	23,861	223,454	1,371	275,934	653	997,941	1,393,216	15,084,783

(3)	Liquidity risk

Liquidity risk management prevents financial institutions from incurring losses due to lack of funds by effectively managing liquidity shortages that can occur due to inconsistent maturity of assets and liabilities or an unexpected outflow of funds. The entire assets and liabilities within the financial statements and off-balance sheet accounts that can generate cash-flow are subject to liquidity risk management.

i)	Liquidity risk management

a)	Basel III regulatory response

Through the standard ALM system, liquidity risks are managed by dividing them into short-term (liquidity coverage ratio, within 30 days) and mid- to long-term (net stabilization fund procurement ratio, over one year). Daily Liquidity Coverage Ratio (LCR) and quarterly Net Stable Funding Ratio (NSFR) are calculated and monitored, and relevant information is provided in accordance with the disclosure standards of the Basel Committee on Banking Supervision (BCBS).

b)	Analysis of financing and operation status by maturity

As assets and liabilities are grouped into ALM account (COA; Chart of account) according to their account characteristics, and the gap ratio is identified through cash flow reports by various time and segment (e.g., by remaining period, contract period, etc.), the Bank manages the liquidity risk by keeping the target ratio (limited) set this year. In addition, the Bank established and manages the target ratio of concentration of funding for specific funding sources that are highly likely to withdraw. The Bank also provides a function through daily ALM system to search relevant maturity report by business group so that related departments (e.g., the Financial Planning Department, the Treasury Department, each business group, etc.) can identify liquidity risk management indicators and status.

c)	Establishment and implementation of Contingency Plan

Various inspection items related to liquidity risk are monitored on a daily or weekly basis by establishing and regularly inspecting the preceding Contingency Plan in order to effectively cope with the risk of capital outflow and procurement due to rapid and unexpected changes in market conditions. In addition, the Bank has strengthened monitoring related to foreign currency liquidity by operating a foreign currency contingency plan separately from January 2012.

•	Inspection items related to liquidity risk on the Contingency Plan checklist

•	The amount of Won and foreign currency and insufficiency of funds

•	Liquidity coverage ratio (monthly average balance, daily balance)

•	The amounts of deposits and withdrawals (saving deposit in Korean Won, depository)

•	Overdraft limit exhaustion rate

•	Percentage of reduction in the balance of deferred deposits

•	Percentage of concentration of funding by subject and period

•	Won and foreign currency funding spread

ii)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	436,572	53,234	52,655	32,389	324,118	17,501	916,469
Deposits due to customers	233,660,615	41,102,090	30,260,029	41,996,265	12,762,148	358,819	360,139,966
Borrowings	12,300,740	4,139,382	3,554,313	2,863,089	3,134,120	518,214	26,509,858
Debentures	3,398,896	1,691,707	1,922,086	2,277,982	18,909,791	2,555,145	30,755,607
Lease liabilities	43,138	34,587	31,232	26,941	200,293	900	337,091
Other financial liabilities	22,199,582	—	—	—	—	3,782,829	25,982,411

Total	272,039,543	47,021,000	35,820,315	47,196,666	35,330,470	7,233,408	444,641,402

	December 31, 2024
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	74,205	—	—	—	—	—	74,205
Deposits due to customers	228,817,183	39,365,840	32,087,428	39,540,677	12,352,715	501,541	352,665,384
Borrowings	6,708,466	5,063,765	4,078,088	3,160,313	2,890,869	513,870	22,415,371
Debentures	2,073,670	3,683,287	2,606,561	2,036,919	14,766,804	2,611,435	27,778,676
Lease liabilities	44,324	35,462	32,238	28,552	205,258	26,898	372,732
Other financial liabilities	17,005,872	—	—	—	—	4,220,186	21,226,058

Total	254,723,720	48,148,354	38,804,315	44,766,461	30,215,646	7,873,930	424,532,426

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	445,949	60,227	57,368	36,549	296,086	17,501	913,680
Deposits due to customers	240,545,185	43,137,608	29,780,153	36,183,335	9,922,050	194,819	359,763,150
Borrowings	12,300,740	4,139,382	3,554,313	2,863,089	3,134,120	518,214	26,509,858
Debentures	3,398,896	1,691,707	1,922,086	2,277,982	18,909,791	2,555,145	30,755,607
Lease liabilities	43,142	35,729	32,388	28,106	200,534	900	340,799
Other financial liabilities	22,199,582	—	—	—	—	3,782,829	25,982,411

Total	278,933,494	49,064,653	35,346,308	41,389,061	32,462,581	7,069,408	444,265,505

	December 31, 2024
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	74,205	—	—	—	—	—	74,205
Deposits due to customers	234,475,073	41,162,636	31,796,373	34,635,657	9,853,396	217,074	352,140,209
Borrowings	6,708,466	5,063,765	4,078,088	3,160,313	2,890,869	513,870	22,415,371
Debentures	2,073,670	3,683,287	2,606,561	2,036,919	14,766,804	2,611,435	27,778,676
Lease liabilities	44,327	36,607	33,438	29,753	209,570	26,898	380,593
Other financial liabilities	17,005,872	—	—	—	—	4,220,186	21,226,058

Total	260,381,613	49,946,295	38,514,460	39,862,642	27,720,639	7,589,463	424,015,112

iii)	Maturity analysis of derivative financial liabilities

Derivatives held for trading are not managed in accordance with their contractual maturity, since the Bank holds such financial instruments with the purpose of disposing or redeeming them before their maturity. As such, those derivatives are classified as “within 3 months” in the table below. The cash flows from derivatives designated for hedging are estimated by offsetting cash inflows and cash outflows.

The cash flow by the maturity of derivative financial liabilities as of December 31, 2025 and 2024 is as follows (Unit: Korean Won in millions):

		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
December 31, 2025	Fair value hedge	4,867	11,239	(3,279)	13,407	1,247	(10,613)	16,868
	Trading	5,107,538	—	—	—	—	—	5,107,538
December 31, 2024	Fair value hedge	(6,816)	46,231	(11,740)	44,950	35,764	(5,834)	102,555
	Trading	9,124,626	—	—	—	—	—	9,124,626

iv)	Maturity analysis of off-balance accounts (guarantees, loan commitments and others)

A guarantee represents an irrevocable undertaking that the Bank should meet a customer’s obligations to third parties if the customer fails to do so. The loan commitment represents the limit if the Bank has promised credit to the customers. Loan commitments include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits, and utilized overdraft facilities. The maximum payment limit by the Bank in accordance with guarantees and loan commitment only applies to principal amounts. In the case of payment guarantees, which correspond to financial guarantees such as debenture issuance, loan collateral, loan commitments and other credit offerings provided by the Bank, there is a contract maturity date; however, payment must be executed immediately upon the counterparty’s request. Details of off-balance accounts as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Guarantees	18,448,946	18,703,691
Loan commitments	86,157,613	88,385,611
Other	7,520,384	6,871,259

(4)	Operational risk

i)	Definition

The Bank defines the operational risk as the risk of potential losses arising from inadequate or incorrect internal procedures, human resource and system, and/or external factors.

ii)	Operational risk measurement and management

The Bank measures operational risk capital using the Basel III standardized approach. This approach calculates the required operational risk capital by multiplying the Business Indicator Component (BIC), which represents the scale of operations, with the Internal Loss Multiplier (ILM), which reflects the magnitude of actual historical internal losses relative to the scale of operations.

Operational risk limits are set with the approval of the Board of Risk Management Committee. The Bank regularly calculates the operational risk capital and reports to the management, the Board of Risk Management Committee, and others.

Since a reduction in the size of internal loss events leads to a decrease in operational risk capital, it is important to prevent loss events in advance. Accordingly, the Bank conducts operational risk management activities using tools such as Risk Control Self-Assessment (RCSA), Key Risk Indicators (KRI), and loss data. Additionally, to ensure continuity of operations in emergency situations, such as disasters, the Bank has established a Business Continuity Plan (BCP) and conducts annual simulation drills.

(5)	Capital management

The Bank complies with the standard of capital adequacy provided by financial regulatory authorities. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank for International Settlement which has been implemented in Korea in December 2013. The capital adequacy ratio is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the consolidated financial statements of the Bank.

According to the above regulations, the Bank is required to meet the following minimum requirements: Common Equity Tier 1 capital ratio of 9.0% , a Tier 1 capital ratio of 10.5% , a minimum total capital ratio of 12.5% as of December 31, 2025, respectively.

Details of the Bank’s capital adequacy ratio as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025 (*)	December 31, 2024
Risk-weighted assets for credit risk	165,110,790	171,533,503
Risk-weighted assets for market risk	2,271,256	2,178,805
Risk-weighted assets for operational risk	18,761,441	18,296,422

Total risk-weighted assets	186,143,487	192,008,730

Common Equity Tier 1 capital	26,296,573	25,060,125
Other Tier 1 capital	1,412,550	1,652,581
Tier 2 capital	3,581,401	3,717,491

Total risk-adjusted capital	31,290,524	30,430,197

Common Equity Tier 1 ratio	14.13%	13.05%

Tier 1 capital ratio	14.89%	13.91%

Total capital ratio	16.81%	15.85%

(*)	Tier 1 capital ratio as of December 31, 2025 is estimation.

5.	OPERATING SEGMENTS

In evaluating the results of the Bank and allocating resources, the Bank’s Chief Operation Decision Maker (the “CODM”) utilizes the information per type of customers. This financial information of the segments is regularly reviewed by the CODM.

(1)	Segment by type of customers

The Bank’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided.

•	Consumer banking: Loans/deposits and financial services for retail and individual consumers, etc.

•	Corporate banking: Loans/deposits and export/import, Financial services for corporations, etc.

•	Investment banking: Domestic/foreign investment, Structured finance, M&A, Equity & fund investment related business, Venture advisory related tasks, Real estate SOC development practices, etc.

•	Capital market: Investment in securities and derivatives, etc.

•	Headquarters and others: Segments that do not belong to operating segments above

The details of operating income by each segment for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2025
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Adjustments (*)	Total
Net interest income(expense)	2,073,271	3,134,469	(221,612)	(41,276)	1,008,050	5,952,902	1,001,619	6,954,521
Interest income	5,887,905	7,127,115	444,641	120,150	2,146,050	15,725,861	664,153	16,390,014
Interest expense	(2,338,283)	(6,169,595)	(29)	16,162	(1,281,214)	(9,772,959)	337,466	(9,435,493)
Inter-segment	(1,476,351)	2,176,949	(666,224)	(177,588)	143,214	—	—	—
Net non-interest income	484,596	643,090	548,876	172,300	284,502	2,133,364	(963,768)	1,169,596
Non-interest income	401,231	644,892	783,327	11,720,595	1,249,548	14,799,593	(12,707,511)	2,092,082
Non-interest expense	(28,489)	(99,705)	(234,451)	(11,548,295)	(755,289)	(12,666,229)	11,743,743	(922,486)
Inter-segment	111,854	97,903	—	—	(209,757)	—	—	—
Other expense	(1,972,820)	(1,694,632)	(41,890)	(16,377)	(921,012)	(4,646,731)	(37,851)	(4,684,582)
Administrative expense	(1,942,080)	(1,210,708)	(40,019)	(32,194)	(632,461)	(3,857,462)	—	(3,857,462)
Reversal of (provision for) expected credit loss allowance	(30,740)	(483,924)	(1,871)	15,817	(288,551)	(789,269)	(37,851)	(827,120)

Operating income	585,047	2,082,927	285,374	114,647	371,540	3,439,535	—	3,439,535

Non-operating income(expense)	(2,822)	(23,511)	33,454	(32,211)	(105,844)	(130,934)	—	(130,934)
Impairment loss on investments in subsidiaries and associates	—	—	(273)	—	(5,095)	(5,368)	—	(5,368)
Other non-operating income (expense)	(2,822)	(23,511)	33,727	(32,211)	(100,749)	(125,566)	—	(125,566)

Net income before income tax expense	582,225	2,059,416	318,828	82,436	265,696	3,308,601	—	3,308,601

Income tax expense (income)	(153,708)	(549,578)	(84,171)	(21,763)	59,479	(749,741)	—	(749,741)

Net income	428,517	1,509,838	234,657	60,673	325,175	2,558,860	—	2,558,860

(*)	Adjustments were made for the presentation of profit or loss in accordance with K-IFRS from the reporting segments in accordance with the Managerial Accounting Standards.

	For the year ended December 31, 2024
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Adjustments (*)	Total
Net interest income (expense)	2,347,537	3,236,304	(268,845)	(61,738)	469,538	5,722,796	1,018,987	6,741,783
Interest income	6,072,087	8,459,406	462,395	118,247	2,156,385	17,268,520	713,858	17,982,378
Interest expense	(3,225,417)	(6,906,235)	(58)	11,696	(1,425,710)	(11,545,724)	305,129	(11,240,595)
Inter-segment	(499,133)	1,683,133	(731,182)	(191,681)	(261,137)	—	—	—
Net non-interest income	435,555	611,386	584,626	206,750	7,526	1,845,843	(868,372)	977,471
Non-interest income	413,213	657,790	798,762	19,470,420	631,981	21,972,166	(18,594,932)	3,377,234
Non-interest expense	(67,906)	(130,075)	(214,136)	(19,263,670)	(450,536)	(20,126,323)	17,726,560	(2,399,763)
Inter-segment	90,248	83,671	—	—	(173,919)	—	—	—
Other expense	(1,967,867)	(1,580,876)	(24,618)	(54,003)	(247,510)	(3,874,874)	(150,615)	(4,025,489)
Administrative expense	(1,893,526)	(1,097,939)	(32,348)	(33,495)	(269,916)	(3,327,224)	—	(3,327,224)
Reversal of (provision for) expected credit loss allowance	(74,341)	(482,937)	7,730	(20,508)	22,406	(547,650)	(150,615)	(698,265)

Operating income	815,225	2,266,814	291,163	91,009	229,554	3,693,765	—	3,693,765

Non-operating income (expense)	(63,998)	(6,900)	49,216	—	(9,544)	(31,226)	—	(31,226)
Impairment loss on investments in subsidiaries and associates	—	—	(1,107)	—	(1,279)	(2,386)	—	(2,386)
Other non-operating income (expense)	(63,998)	(6,900)	50,323	—	(8,265)	(28,840)	—	(28,840)

Net income before income tax expense	751,227	2,259,914	340,379	91,009	220,010	3,662,539	—	3,662,539

Income tax expense (income)	(198,324)	(583,029)	(89,860)	(24,026)	27,252	(867,987)	—	(867,987)

Net income	552,903	1,676,885	250,519	66,983	247,262	2,794,552	—	2,794,552

(*)	Adjustments were made for the presentation of profit or loss in accordance with K-IFRS from the reporting segments in accordance with the Managerial Accounting Standards.

(2)	Information about products and services

The products of the Bank are classified as interest-bearing products such as loans, deposits and debt securities and non-interest-bearing products such as loan commitment, credit commitment, equity securities, and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(3)	Information about geographical area

Among the Bank’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the years ended December 31, 2025 and 2024 amounted to 17,210,777 million Won and 19,832,897 million Won, respectively, and revenue from the foreign customers amounted to 1,271,319 million Won and 1,526,715 million Won, respectively. Among the Bank’s non-current assets (investments in subsidiaries and associates, investment properties, Properties and equipment and intangible assets), non-current assets attributed to domestic customers as of December 31, 2025 and 2024 are 7,972,807 million Won and 8,021,004 million Won, respectively, and non-current assets attributed to foreign customers are 28,089 million Won and 34,477 million Won, respectively.

(4)	Information about major customers

The Bank does not have any single customer that generates 10% or more of the Bank’s total revenue for the years ended December 31, 2025 and 2024, respectively.

6.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Cash	1,825,654	1,661,098
Foreign currencies	533,684	697,455
Demand deposits	32,595,874	21,386,723
Time deposits	114,997	27,405

Total	35,070,209	23,772,681

(2)	Details of restricted due from banks as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	Counterparty	December 31, 2025	Reason of restriction
Due from banks in local currency:
Due from Bank of Korea (BOK)	BOK	16,555,802	Reserve deposits under the BOK Act
Due from banks in foreign currencies:
Due from banks on demand	BOK and others	6,737,243	Reserve deposits and others

Total		23,293,045

	Counterparty	December 31, 2024	Reason of restriction
Due from banks in local currency:
Due from Bank of Korea (BOK)	BOK	9,712,194	Reserve deposits under the BOK Act
Due from banks in foreign currencies:
Due from banks on demand	BOK and others	2,679,127	Reserve deposits and others

Total		12,391,321

(3)

Among the investing and financing activities, significant transactions not involving cash inflows and outflows for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2025	For the year ended December 31, 2024
Changes in other comprehensive income (loss) due to valuation of financial assets at FVTOCI	(45,871)	(23,722)
Changes in accounts payable related to acquisition of financial assets at FVTOCI	29,307	—
Changes in financial assets at FVTOCI due to debt—equity swap	—	13,536
Changes in other comprehensive income (loss) of foreign operations translation	(9,168)	33,520
Changes in other comprehensive income (loss) related to hedges of net investment in foreign operations	2,377	(12,217)
Reclassification investment property to properties and equipment	—	65,280
Reclassification properties and equipment to investment properties	14,440	—
Reclassification properties and equipment to assets held for sale	107,479	19,692
Reclassification investment properties to assets held for sale	35,137	—
Increase in the right-of-use assets and lease liabilities	116,468	294,255
Changes in accounts payable related to acquisition of intangible assets	(6,808)	24,134

(4)	Adjustments of liabilities from financing activities for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2025
	January 1, 2025	Cash flow	Not involving cash inflows and outflows			December 31, 2025
			Foreign exchange	Changed in value of hedged items	Others
Borrowings	21,887,868	4,466,273	(297,493)	—	5	26,056,653
Debentures	25,530,318	2,908,339	(126,685)	80,760	142,740	28,535,472
Lease liabilities	349,797	(171,528)	(538)	—	125,608	303,339
Net Derivative Liability (Hedging Purpose	92,532	(9,109)	—	(93,549)	166	(9,960)
Rental deposit	39,414	(51)	—	—	—	39,363

Total	47,899,929	7,193,924	(424,716)	(12,789)	268,519	54,924,867

	For the year ended December 31, 2024
	January 1, 2024	Cash flow	Not involving cash inflows and outflows			December 31, 2024
			Foreign exchange	Changed in value of hedged items	Others
Borrowings	21,461,867	(1,327,778)	1,753,756	—	23	21,887,868
Debentures	21,273,027	3,377,666	683,588	17,417	178,620	25,530,318
Lease liabilities	205,854	(171,368)	2,524	—	312,787	349,797
Net Derivative Liability (Hedging Purpose	134,565	(25,442)	—	(5,265)	(11,326)	92,532
Rental deposit	57,104	(17,690)	—	—	—	39,414

Total	43,132,417	1,835,388	2,439,868	12,152	480,104	47,899,929

7.	FINANCIAL ASSETS AT FVTPL

Details of financial assets at FVTPL as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Due from banks:
Gold banking assets	261,470	73,951
Securities:
Debt securities
Korean treasury and government agencies	3,199,025	3,630,434
Financial institutions	19,953	—
Securities loaned	—	12,361
Equity securities	280,408	283,961
Capital contributions	2,417,984	2,231,904
Beneficiary certificates	9,926,494	8,882,787
Others	181,982	188,878

Sub-total	16,025,846	15,230,325

Derivatives assets	5,792,257	10,067,381
Others	47,191	48,346

Total	22,126,764	25,420,003

Financial assets designated to be measured at FVTPL upon initial recognition is nil as of December 31, 2025 and 2024.

8.	FINANCIAL ASSETS AT FVTOCI

(1)	Details of financial assets at FVTOCI as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Debt securities:
Korean treasury and government agencies	6,333,111	7,776,569
Financial institutions	27,980,461	25,266,162
Corporates	3,248,996	3,032,609
Bonds denominated in foreign currencies	4,429,706	5,406,920
Mortgage-backed debt securities	4,020,400	87,647
Securities loaned	238,406	—

Sub-total	46,251,080	41,569,907

Equity securities	885,224	737,658

Total	47,136,304	42,307,565

(2)	Details of equity securities designated as financial assets at FVTOCI as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

Purpose of acquisition	December 31, 2025	December 31, 2024
Investment for strategic business partnership purpose	788,429	636,031
Debt-equity swap	96,795	101,627

Total	885,224	737,658

(3)	Changes in the expected credit loss allowance and gross carrying amount of financial assets at FVTOCI for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

i)	Credit loss allowances

	For the year ended December 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(26,596)	—	—	(26,596)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision for expected credit loss allowance	(8,595)	—	—	(8,595)
Disposal	6,644	—	—	6,644
Others (*)	560	—	—	560

Ending balance	(27,987)	—	—	(27,987)

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(24,714)	—	—	(24,714)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision for expected credit loss allowance	(8,865)	—	—	(8,865)
Disposal	6,788	—	—	6,788
Others (*)	195	—	—	195

Ending balance	(26,596)	—	—	(26,596)

(*)	Others consist of foreign currencies translation, etc.

ii)	Gross carrying amount

	For the year ended December 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	41,569,907	—	—	41,569,907
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	35,197,016	—	—	35,197,016
Disposal/Redemption	(30,245,895)	—	—	(30,245,895)
Loss on fair value valuation	(231,088)	—	—	(231,088)
Amortization on the effective interest method	127,128	—	—	127,128
Others (*)	(165,988)	—	—	(165,988)

Ending balance	46,251,080	—	—	46,251,080

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	35,303,429	—	—	35,303,429
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	30,557,870	—	—	30,557,870
Disposal/Redemption	(25,376,177)	—	—	(25,376,177)
Gain on fair value valuation	224,885	—	—	224,885
Amortization on the effective interest method	133,211	—	—	133,211
Others (*)	726,689	—	—	726,689

Ending balance	41,569,907	—	—	41,569,907

(*)	Others consist of foreign currencies translation, etc.

(4)

The reason for the disposal of equity securities designated as financial assets at FVTOCI during the years ended December 31, 2025 and 2024 include the disposal of stocks acquired through debt-equity swaps, etc. The fair values at disposal dates and the cumulative gains or losses are as follows (Unit: Korean Won in millions):

	For the years ended December 31,
	2025	2024
Fair value at disposal date	10,907	155,637
Cumulative losses	(1,800)	72,744

9.	SECURITIES AT AMORTIZED COST

(1)	Details of securities at amortized cost as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Korean treasury and government agencies	9,698,695	7,646,463
Financial institutions	3,352,648	4,004,011
Corporates	4,587,882	5,997,996
Bond denominated in foreign currencies	816,629	1,081,262
Credit loss allowances	(10,790)	(10,468)

Total	18,445,064	18,719,264

(2)	Changes in the expected credit loss allowance and gross carrying amount of securities at amortized cost for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

i)	Credit loss allowances

	For the year ended December 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(10,468)	—	—	(10,468)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision for expected credit loss allowance	(335)	—	—	(335)
Others (*)	13	—	—	13

Ending balance	(10,790)	—	—	(10,790)

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(13,626)	—	—	(13,626)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of expected credit loss allowance	3,233	—	—	3,233
Others (*)	(75)	—	—	(75)

Ending balance	(10,468)	—	—	(10,468)

(*)	Others consist of foreign currencies translation, etc.

ii)	Gross carrying amount

	For the year ended December 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	18,729,732	—	—	18,729,732
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	5,149,914	—	—	5,149,914
Disposal / Redemption	(5,525,516)	—	—	(5,525,516)
Amortization on the effective interest method	112,417	—	—	112,417
Others (*)	(10,693)	—	—	(10,693)

Ending balance	18,455,854	—	—	18,455,854

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	23,598,234	—	—	23,598,234
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	2,494,615	—	—	2,494,615
Disposal / Redemption	(7,616,152)	—	—	(7,616,152)
Amortization on the effective interest method	91,116	—	—	91,116
Others (*)	161,919	—	—	161,919

Ending balance	18,729,732	—	—	18,729,732

(*)	Others consist of foreign currencies translation, etc.

10.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Due from banks	695,395	857,811
Loans	337,941,453	332,871,221
Other financial assets	9,366,401	8,736,265

Total	348,003,249	342,465,297

(2)	Details of due from banks as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Due from banks in local currency:
Others	16,249	256
Expected credit loss allowance	(27)	—

Sub-total	16,222	256

Due from banks in foreign currencies:
Due from banks on demand	18,938	23,935
Due from banks on time	156,670	72,194
Others	506,626	766,027
Expected credit loss allowance	(3,061)	(4,601)

Sub-total	679,173	857,555

Total	695,395	857,811

(3)	Details of restricted due from banks as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	Counterparty	December 31, 2025	Reason of restriction
Due from banks in local currency:
Others	MSBI LIMITED Seoul and others	16,246	Credit Support Annex (CSA) collateral and others

Sub-total		16,246

Due from banks in foreign currencies:
Due from banks on demand	Reserve Bank of India and others	18,938	Local capital requirements regulation (CRR) and others
Due from banks on time	TORONTO DOMINION BANK, NEW YORK and others	129,141	Federal Reserve Discount Window
Others	Goldman Sachs Intl., LON and others	506,626	Credit Support Annex (CSA) collateral and others

Sub-total		654,705

Total		670,951

	Counterparty	December 31, 2024	Reason of restriction
Due from banks in local currency:
Others	Korea Exchange Co., Ltd. and others	253	Accumulated amount for Joint Compensation Fund and others

Sub-total		253

Due from banks in foreign currencies:
Due from banks on demand	Reserve Bank of India and others	23,935	Local capital requirements regulation (CRR) and others
Others	BNP-PARIBAS, PAR and others	759,348	Credit Support Annex (CSA) collateral and others

Sub-total		783,283

Total		783,536

(4)	Changes in the expected credit loss allowances and gross carrying amount of due from banks for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

i)	Credit loss allowances

	For the year ended December 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,601)	—	—	(4,601)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of expected credit loss allowance	1,513	—	—	1,513

Ending balance	(3,088)	—	—	(3,088)

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,327)	—	—	(3,327)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision for expected credit loss allowance	(1,274)	—	—	(1,274)

Ending balance	(4,601)	—	—	(4,601)

ii)	Gross carrying amount

	For the year ended December 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	862,412	—	—	862,412
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net decrease	(163,929)	—	—	(163,929)

Ending balance	698,483	—	—	698,483

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	926,001	—	—	926,001
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net decrease	(63,589)	—	—	(63,589)

Ending balance	862,412	—	—	862,412

(5)	Details of loans as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Loans in local currency	300,758,900	299,968,927
Loans in foreign currencies	16,591,089	16,909,942
Domestic banker’s usance	2,602,802	2,763,613
Bills bought in foreign currencies	4,331,586	4,115,225
Bills bought in local currency	5,231	5,965
Factoring receivables	130	237
Advances for customers on guarantees	11,909	4,880
Private placement bonds	32,350	47,300
Call loans	1,238,633	697,083
Bonds purchased under resale agreements	13,470,200	9,609,800
Loan origination costs and fees	684,950	668,530
Discounted present value	—	1
Expected credit loss allowance	(1,786,327)	(1,920,282)

Total	337,941,453	332,871,221

(6)	Changes in the expected credit loss allowance of loans for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2025
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(131,935)	(105,857)	(92,334)	(826,093)	(538,035)	(226,028)
Transfer to 12-month expected credit losses	(29,760)	29,061	699	(68,501)	68,078	423
Transfer to lifetime expected credit losses	13,001	(13,874)	873	34,736	(36,538)	1,802
Transfer to credit-impaired financial assets	5,612	10,585	(16,197)	102,050	110,868	(212,918)
Net reversal of (provision for) expected credit loss allowance	24,224	(28,998)	(154,185)	(27,248)	20,655	(647,621)
Recovery	—	—	(33,216)	—	—	(39,418)
Write-off	—	—	158,938	—	—	517,422
Disposal	23	1,638	18,519	24	3,736	259,609
Interest income from impaired loans	—	—	11,970	—	—	26,717
Others	2	1	2	8,427	5,641	7,093

Ending balance	(118,833)	(107,444)	(104,931)	(776,605)	(365,595)	(312,919)

	For the year ended December 31, 2025
	Total (*)
	Stage 1	Stage 2	Stage 3
Beginning balance	(958,028)	(643,892)	(318,362)
Transfer to 12-month expected credit losses	(98,261)	97,139	1,122
Transfer to lifetime expected credit losses	47,737	(50,412)	2,675
Transfer to credit-impaired financial assets	107,662	121,453	(229,115)
Net reversal of (provision for) expected credit loss allowance	(3,024)	(8,343)	(801,806)
Recovery	—	—	(72,634)
Write-off	—	—	676,360
Disposal	47	5,374	278,128
Interest income from impaired loans	—	—	38,687
Others	8,429	5,642	7,095

Ending balance	(895,438)	(473,039)	(417,850)

(*)	Additional loss reserves are included for borrowers who have been subject to government support policies related to COVID-19.

	For the year ended December 31, 2024
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(105,367)	(84,202)	(76,070)	(809,271)	(517,124)	(217,322)
Transfer to 12-month expected credit losses	(21,416)	21,157	259	(63,848)	62,682	1,166
Transfer to lifetime expected credit losses	10,032	(10,632)	600	56,598	(57,801)	1,203
Transfer to credit-impaired financial assets	3,397	11,699	(15,096)	126,738	86,209	(212,947)
Net provision for expected credit loss allowance	(18,592)	(45,287)	(103,468)	(129,038)	(115,836)	(282,514)
Recovery	—	—	(52,318)	—	—	(26,462)
Write-off	—	—	135,229	—	—	263,969
Disposal	12	1,409	8,728	23	6,675	237,439
Interest income from impaired loans	—	—	9,815	—	—	19,240
Others	(1)	(1)	(13)	(7,295)	(2,840)	(9,800)

Ending balance	(131,935)	(105,857)	(92,334)	(826,093)	(538,035)	(226,028)

	For the year ended December 31, 2024
	Total (*)
	Stage 1	Stage 2	Stage 3
Beginning balance	(914,638)	(601,326)	(293,392)
Transfer to 12-month expected credit losses	(85,264)	83,839	1,425
Transfer to lifetime expected credit losses	66,630	(68,433)	1,803
Transfer to credit-impaired financial assets	130,135	97,908	(228,043)
Net provision for expected credit loss allowance	(147,630)	(161,123)	(385,982)
Recovery	—	—	(78,780)
Write-off	—	—	399,198
Disposal	35	8,084	246,167
Interest income from impaired loans	—	—	29,055
Others	(7,296)	(2,841)	(9,813)

Ending balance	(958,028)	(643,892)	(318,362)

(*)	Additional loss reserves are included for borrowers who have been subject to government support policies related to COVID-19.

(7)	Changes in the gross carrying amount of loans for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2025
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	129,837,224	14,717,839	386,623	178,693,489	10,437,028	719,300
Transfer to 12-month expected credit losses	4,494,100	(4,479,906)	(14,194)	2,635,643	(2,633,229)	(2,414)
Transfer to lifetime expected credit losses	(6,233,979)	6,260,503	(26,524)	(4,188,151)	4,192,619	(4,468)
Transfer to credit-impaired financial assets	(177,659)	(224,971)	402,630	(921,607)	(589,646)	1,511,253
Write-off	—	—	(158,938)	—	—	(517,422)
Disposal	(149)	(3,986)	(169,663)	(199)	(11,067)	(905,584)
Net increase (decrease)	7,894,626	(1,471,415)	45,677	2,586,373	(2,485,645)	133,669

Ending balance	135,814,163	14,798,064	465,611	178,805,548	8,910,060	934,334

	For the year ended December 31, 2025
	Total
	Stage 1	Stage 2	Stage 3
Beginning balance	308,530,713	25,154,867	1,105,923
Transfer to 12-month expected credit losses	7,129,743	(7,113,135)	(16,608)
Transfer to lifetime expected credit losses	(10,422,130)	10,453,122	(30,992)
Transfer to credit-impaired financial assets	(1,099,266)	(814,617)	1,913,883
Write-off	—	—	(676,360)
Disposal	(348)	(15,053)	(1,075,247)
Net increase (decrease)	10,480,999	(3,957,060)	179,346

Ending balance	314,619,711	23,708,124	1,399,945

	For the year ended December 31, 2024
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	122,208,011	14,287,856	341,838	163,705,402	9,010,221	524,251
Transfer to 12-month expected credit losses	4,488,306	(4,478,522)	(9,784)	2,113,183	(2,110,200)	(2,983)
Transfer to lifetime expected credit losses	(6,231,603)	6,255,185	(23,582)	(5,348,943)	5,354,718	(5,775)
Transfer to credit-impaired financial assets	(166,956)	(203,099)	370,055	(779,607)	(417,653)	1,197,260
Write-off	—	—	(135,229)	—	—	(263,969)
Disposal	(128)	(21,525)	(155,855)	(134)	(38,464)	(759,391)
Net increase (decrease)	9,539,594	(1,122,056)	(820)	19,003,588	(1,361,594)	29,907

Ending balance	129,837,224	14,717,839	386,623	178,693,489	10,437,028	719,300

	For the year ended December 31, 2024
	Total
	Stage 1	Stage 2	Stage 3
Beginning balance	285,913,413	23,298,077	866,089
Transfer to 12-month expected credit losses	6,601,489	(6,588,722)	(12,767)
Transfer to lifetime expected credit losses	(11,580,546)	11,609,903	(29,357)
Transfer to credit-impaired financial assets	(946,563)	(620,752)	1,567,315
Write-off	—	—	(399,198)
Disposal	(262)	(59,989)	(915,246)
Net increase (decrease)	28,543,182	(2,483,650)	29,087

Ending balance	308,530,713	25,154,867	1,105,923

(8)	Details of other financial assets as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Receivables	6,760,146	5,923,026
Accrued income	1,331,704	1,364,352
Telex and telephone subscription rights and refundable deposits	716,756	721,513
Other assets	688,235	864,822
Expected credit loss allowance	(130,440)	(137,448)

Total	9,366,401	8,736,265

(9)	Changes in the expected credit loss allowance on other financial assets for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,229)	(4,463)	(129,756)	(137,448)
Transfer to 12-month expected credit losses	(254)	228	26	—
Transfer to lifetime expected credit losses	121	(138)	17	—
Transfer to credit-impaired financial assets	34	189	(223)	—
Net reversal of (provision for) expected credit loss allowance	713	816	(4,142)	(2,613)
Write-off	—	—	9,154	9,154
Disposal	—	—	467	467

Ending balance	(2,615)	(3,368)	(124,457)	(130,440)

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,656)	(4,533)	(113,192)	(121,381)
Transfer to 12-month expected credit losses	(274)	257	17	—
Transfer to lifetime expected credit losses	234	(253)	19	—
Transfer to credit-impaired financial assets	23	73	(96)	—
Net reversal of (provision for) expected credit loss allowance	444	(11)	(11,613)	(11,180)
Write-off	—	—	429	429
Disposal	—	4	1,130	1,134
Other increase (decrease)	—	—	(6,450)	(6,450)

Ending balance	(3,229)	(4,463)	(129,756)	(137,448)

(10)	Changes in the gross carrying amount of other financial assets for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	8,434,645	58,314	380,754	8,873,713
Transfer to 12-month expected credit losses	13,166	(13,135)	(31)	—
Transfer to lifetime expected credit losses	(18,862)	18,881	(19)	—
Transfer to credit-impaired financial assets	(1,958)	(1,834)	3,792	—
Write-off	—	—	(9,154)	(9,154)
Disposal	—	—	(606)	(606)
Net increase (decrease) and others	640,424	(12,909)	5,373	632,888

Ending balance	9,067,415	49,317	380,109	9,496,841

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	11,556,403	68,025	116,673	11,741,101
Transfer to 12-month expected credit losses	15,829	(15,809)	(20)	—
Transfer to lifetime expected credit losses	(30,096)	30,117	(21)	—
Transfer to credit-impaired financial assets	(1,786)	(1,053)	2,839	—
Write-off	—	—	(429)	(429)
Disposal	—	(7)	(1,599)	(1,606)
Net increase (decrease) and others	(3,105,705)	(22,959)	263,311	(2,865,353)

Ending balance	8,434,645	58,314	380,754	8,873,713

11.	THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the level of market observable inputs. The market observable inputs reflect unique characteristics of a financial instrument or market condition (including transparency and whether there are transactions among market participants), and when a financial instrument is traded in an active market, the best estimate of its fair value is the quoted price in the active market. The Bank maximizes the use of market observable inputs and minimizes the use of unobserved firm-specific inputs to selected valuation techniques. Fair value of the Bank is measured based on the perspective of a market participant. As such, even when market observable inputs are not readily available, firm-specific inputs reflect factors that market participants would use for measuring the fair value of assets or liabilities.

The fair value measurement is described in one of the following three levels used to classify fair value measurements:

•

Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., prices) or indirectly (i.e., derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but which do not require significant judgment.

•

Level 3— fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may be categorized into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Bank’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Due from banks	261,470	—	—	261,470
Debt securities	3,180,311	38,667	—	3,218,978
Equity securities	4,283	—	276,125	280,408
Capital contributions	—	325	2,417,659	2,417,984
Beneficiary certificates	287,676	2,939,563	6,699,255	9,926,494
Derivative assets	—	5,791,337	920	5,792,257
Other financial assets in foreign currencies	—	—	47,191	47,191
Others	—	—	181,982	181,982

Sub-total	3,733,740	8,769,892	9,623,132	22,126,764

Financial assets at FVTOCI
Debt securities	13,495,614	32,755,466	—	46,251,080
Equity securities	359,601	—	525,623	885,224

Sub-total	13,855,215	32,755,466	525,623	47,136,304

Derivative assets (designated for hedging)	—	37,010	—	37,010

Total	17,588,955	41,562,368	10,148,755	69,300,078

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	263,251	—	—	263,251
Derivative liabilities	—	5,107,538	—	5,107,538
Securities sold	70,298	—	—	70,298

Sub-total	333,549	5,107,538	—	5,441,087

Financial liabilities designated to be measured at FVTPL
Deposits due to customers	—	557,501	—	557,501
Derivative liabilities (designated for hedging)	—	27,050	—	27,050

Total	333,549	5,692,089	—	6,025,638

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Bank recognizes transfers among levels at the end of the reporting period in which events have occurred or conditions have changed.

	December 31, 2024
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Due from banks	73,951	—	—	73,951
Debt securities	3,614,390	28,405	—	3,642,795
Equity securities	—	—	283,961	283,961
Capital contributions	—	—	2,231,904	2,231,904
Beneficiary certificates	121,298	2,502,671	6,258,818	8,882,787
Derivative assets	—	10,066,195	1,186	10,067,381
Other financial assets in foreign currencies	—	—	48,346	48,346
Others	—	—	188,878	188,878

Sub-total	3,809,639	12,597,271	9,013,093	25,420,003

Financial assets at FVTOCI
Debt securities	14,117,594	27,452,313	—	41,569,907
Equity securities	315,639	—	422,019	737,658

Sub-total	14,433,233	27,452,313	422,019	42,307,565

Derivative assets (designated for hedging)	—	10,102	—	10,102

Total	18,242,872	40,059,686	9,435,112	67,737,670

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	74,205	—	—	74,205
Derivative liabilities	—	9,123,225	1,401	9,124,626

Sub-total	74,205	9,123,225	1,401	9,198,831

Financial liabilities designated to be measured at FVTPL
Deposits due to customers	—	547,816	—	547,816
Derivative liabilities (designated for hedging)	—	102,634	—	102,634

Total	74,205	9,773,675	1,401	9,849,281

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Bank recognizes transfers among levels at the end of the reporting period in which events have occurred or conditions have changed.

Financial assets and liabilities at FVTPL, financial assets and liabilities designated to be measured at FVTPL, financial assets at FVTOCI, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Bank determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

①	Valuation methods and input variables used for the fair value measurement of financial assets and liabilities classified into level 2 as of December 31, 2025 and 2024 are as follows:

	Valuation methods	Input variables
Debt securities	Fair value is measured by discounting the future cash flows of debt securities applying the risk-free rate with credit spread.	Risk-free rate and Credit spread

Capital contributions and beneficiary certificates	The capital contributions and beneficiary certificates are measured with Net Asset Value.	Values of underlying assets such as bond

Derivatives	The fair value is measured through Option pricing model etc.	Discount rate, Volatility of underlying assets, Exchange rate etc.

Deposit due to customers	The fair value is measured through Hull-White model.	Swaption volume etc.

②	Valuation methods and input variables used for the fair value measurement of financial assets and liabilities classified into level 3 as of December 31, 2025 and 2024 are as follows:

	Valuation techniques	Input variables
Equity securities, capital contributions, beneficiary certificates and others

The fair value is measured by considering the characteristics of the subject being evaluated, using methods such as the DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, Net Asset Value Method, Least-Squares Monte Carlo and Binomial Tree.

Risk-free rate, Market risk premium, Corporate Beta, Stock price, Volatility of underlying assets, etc.

Derivatives	The fair value is measured through Option pricing model, etc.	Correlation coefficient, Stock price, Volatility of underlying assets, etc.

Others

The fair value of the underlying asset, after calculating the fair value using the DCF model, etc., considering the price and volatility of the calculated underlying asset, is calculated using the Binomial Tree which is commonly used valuation technique in the market.

Stock price, Volatility of underlying assets, etc.

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs as of December 31, 2025 and 2024 are as follows:

①	December 31, 2025

	Fair value measurement technique	Type	Significant but unobservable input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Derivative assets	Option valuation model and others	Equity related	Stock price, Volatility of underlying asset	22.55%	Variation of fair value increases as stock price and volatility of underlying assets increases.
			Discount rate	16.88%	Fair value increases as discount rate decreases.
			Liquidation value	0.00%	Fair value increases as liquidation value increases.
Equity securities, capital contributions and beneficiary certificates	Binominal Tree		Stock price, Volatility of underlying asset	14.91%~34.34%	Variation of fair value increases as stock price and volatility of underlying asset increases.
	DCF model and others		Discount rate	4.21%~18.15%	Fair value increases as discount rate decreases.
			Terminal growth rate	0.00%, 1.00%	Fair value increases as terminal growth rate increases.
			Liquidation value	-1.00%~1.00%	Fair value increases as liquidation value increases.
Others	Binominal Tree and others		Stock price, Volatility of underlying asset	14.91%~42.44%	Variation of fair value increases as stock price and volatility of underlying asset increases.

②	December 31, 2024

	Fair value measurement technique	Type	Significant but unobservable input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Derivative	Option valuation model and others	Equity related	Correlation coefficient	0.29~0.65	Variation of fair value increases as correlation coefficient increases.
			Stock price, Volatility of underlying asset	25.71%	Variation of fair value increases as stock price and volatility increases.
			Discount rate	3.94%~19.62%	Fair value increases as discount rate decreases.
			Terminal growth rate	0.00%	Fair value increases as terminal growth rate increases.
Equity securities, capital contributions and beneficiary certificates	Binominal Tree		Stock price, Volatility of underlying asset	18.76%~36.37%	Variation of fair value increases as stock price and volatility of underlying asset increases.
	DCF model and others		Discount rate	4.76%~19.84%	Fair value increases as discount rate decreases.
			Terminal growth rate	0.00%, 1.00%	Fair value increases as terminal growth rate increases.
			Liquidation value	-1.00%~1.00%	Fair value increases as liquidation value increases.
Others	Binominal Tree and others		Stock price, Volatility of underlying asset	18.36%~36.90%	Variation of fair value increases as stock price and volatility of underlying asset increases.

Fair value of financial assets and liabilities classified into Level 3 is measured by the Bank using its own valuation methods or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Bank and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2025
	January 1, 2025	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals/ settlements	Transfer to or out of Level 3 (*2)	December 31, 2025
Financial assets:
Financial assets at FVTPL
Equity securities	283,961	4,618	—	11,300	(12,263)	(11,491)	276,125
Capital contributions	2,231,904	45,628	—	383,395	(241,669)	(1,599)	2,417,659
Beneficiary certificates	6,258,818	14,810	—	1,682,484	(1,256,857)	—	6,699,255
Derivative assets	1,186	(123)	—	—	(143)	—	920
Other financial assets in foreign currency	48,346	(1,155)	—	—	—	—	47,191
Others	188,878	7,279	—	—	(14,175)	—	181,982

Sub-total	9,013,093	71,057	—	2,077,179	(1,525,107)	(13,090)	9,623,132

Financial assets at FVTOCI
Equity securities	422,019	—	104,327	15	(738)	—	525,623

Total	9,435,112	71,057	104,327	2,077,194	(1,525,845)	(13,090)	10,148,755

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	1,401	—	—	—	(1,401)	—	—

Total	1,401	—	—	—	(1,401)	—	—

(*1)

The losses that increase the financial liabilities are presented as positive amounts, and the gains that decrease the financial liabilities are presented as negative amounts. The profit amount to 64,805 million Won for year ended December 31, 2025, which is from financial assets and liabilities that the Bank holds as of December 31, 2025.

(*2)

Changes in the availability of observable market data for the financial instrument have resulted in transfer between fair value hierarchy level, and the Bank recognizes changes in levels at the end of reporting period that result in changes in events or circumstances that result in transfer between fair value hierarchy level.

	For the year ended December 31, 2024
	January 1, 2024	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals/ settlements	Transfer to or out of Level 3 (*2)	December 31, 2024
Financial assets:
Financial assets at FVTPL
Equity securities	254,337	9,732	—	19,251	(1,306)	1,947	283,961
Capital contributions	1,839,972	113,396	—	468,095	(189,559)	—	2,231,904
Beneficiary certificates	4,933,773	134,739	—	1,815,487	(625,181)	—	6,258,818
Derivative assets	128,335	(970)	—	327	(126,506)	—	1,186
Other financial assets in foreign currency	42,406	5,940	—	—	—	—	48,346
Others	180,690	13,335	—	12,011	(17,158)	—	188,878

Sub-total	7,379,513	276,172	—	2,315,171	(959,710)	1,947	9,013,093

Financial assets at FVTOCI
Equity securities	422,552	—	5,404	15	(5,952)	—	422,019

Total	7,802,065	276,172	5,404	2,315,186	(965,662)	1,947	9,435,112

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	1,994	1,114	—	—	(1,707)	—	1,401

Total	1,994	1,114	—	—	(1,707)	—	1,401

(*1)

The losses that increase the financial liabilities are presented as positive amounts, and the gains that decrease the financial liabilities are presented as negative amounts. The profit amount to 272,164 million Won for year ended December 31, 2024, which is from financial assets and liabilities that the Bank holds as of December 31, 2024.

(*2)

Changes in the availability of observable market data for the financial instrument have resulted in transfer between fair value hierarchy level, and the Bank recognize changes in levels at the end of each report that result in changes in events or circumstances that result in transfer between fair value hierarchy level.

(4)	The results of a sensitivity analysis on the rational fluctuation in the unobservable inputs used for measuring Level 3 financial instruments are as follows:

Sensitivity analysis of financial instruments is performed by classifying the effect of changes in unobservable inputs on changes in the value of financial instruments into favorable and unfavorable changes. When the fair value of a financial instrument is affected by more than one unobservable input, the below table presents the most favorable or the most unfavorable circumstances. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, equity linked securities, beneficiary certificates and loans of which fair value changes are recognized as net income; (2) equity securities of which fair value changes are recognized as other comprehensive income.

Meanwhile, among the financial instruments that are classified as Level 3 amounting to 10,148,755 million Won and 9,436,513 million Won as of December 31, 2025 and 2024, respectively, equity investments of 9,300,157 million Won and 8,977,473 million Won are excluded from the sensitivity analysis.

The following table presents the sensitivity analysis to disclose the effect of reasonably possible volatility on the fair value of a Level 3 financial instruments as of December 31, 2025 and 2024 (Unit: Korean Won in millions):

	December 31, 2025
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivatives assets (*1)(*2)	19	(19)	—	—
Equity securities (*2)(*3)	16,040	(11,738)	—	—
Beneficiary certificates (*3)(*4)	835	(835)	—	—
Others (*2)	2,731	(2,458)	—	—
Financial assets at FVTOCI
Equity securities (*3)	—	—	24,554	(17,814)

Total	19,625	(15,050)	24,554	(17,814)

(*1)	Fair value changes in equity related derivatives assets and liabilities are calculated by increasing or decreasing liquidation value or discount rate, which are major unobservable variables, by 1%p.
(*2)	The change in fair value is calculated by increasing or decreasing the stock price (-10% to 10%) and volatility (-10% to 10%), the major unobservable inputs.
(*3)

Fair value changes in equity securities are calculated by increasing or decreasing terminal growth rate (-1%p ~ 1%p) and discount rate (-1%p ~ 1%p) or liquidation value (-1%p ~ 1%p), which are major unobservable variables.

(*4)

Even if the sensitivity analysis of the beneficiary certificates is not possible in practice, fair value changes of the financial assets whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation of real estate which is underlying assets by 1%p.

	December 31, 2024
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivatives assets (*1)	50	(51)	—	—
Equity securities (*2)(*3)	19,338	(13,996)	—	—
Beneficiary certificates (*4)	706	(705)	—	—
Others (*2)(*4)	2,554	(2,402)	—	—
Financial assets at FVTOCI
Equity securities (*3)(*4)	—	—	34,080	(22,698)

Total	22,648	(17,154)	34,080	(22,698)

(*1)

Fair value changes in equity related derivatives assets and liabilities are calculated by increasing or decreasing correlation coefficient or volatility, which are major unobservable variables, by 10%.

(*2)	The change in fair value is calculated by increasing or decreasing the stock price (-10% to 10%) and volatility (-10%p to 10%p), the major unobservable inputs.
(*3)

Fair value changes in equity securities are calculated by increasing or decreasing growth rate (-1%p ~ 1%p) and discount rate (-1%p ~ 1%p) or liquidation value (-1%p ~ 1%p). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation of real estate which is underlying assets by 1%p.

(5)

Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions): Fair value information for cash that is not measured at fair value because the carrying amount is a reasonable approximation of fair value is not included.

	December 31, 2025
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	6,900,334	11,488,177	—	18,388,511	18,445,064
Loans and other financial assets at amortized cost	—	6,951,301	342,779,672	349,730,973	348,003,249
Financial liabilities:
Deposits due to customers	—	355,266,522	—	355,266,522	355,117,074
Borrowings	—	26,022,034	—	26,022,034	26,056,653
Debentures	—	28,410,784	—	28,410,784	28,535,472
Other financial liabilities (*)	—	33,830,875	—	33,830,875	33,830,938

(*)	Lease liabilities are excluded as of December 31, 2025.

	December 31, 2024
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	3,242,385	15,420,653	—	18,663,038	18,719,264
Loans and other financial assets at amortized cost	—	6,264,152	339,903,462	346,167,614	342,465,297
Financial liabilities:
Deposits due to customers	—	347,481,161	—	347,481,161	347,165,137
Borrowings	—	21,924,229	—	21,924,229	21,887,868
Debentures	—	25,484,901	—	25,484,901	25,530,318
Other financial liabilities (*)	—	28,098,616	—	28,098,616	28,099,654

(*)	Lease liabilities are excluded as of December 31, 2024.

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Bank determines the fair value using valuation techniques. Valuation techniques and input variables for financial assets and liabilities that are measured at amortized costs are given as follows:

	Valuation techniques	Input variables
Securities at amortized cost	The fair value is measured by discounting the projected cash flows of debt securities by applying risk-free rate plus a credit spread.	Risk-free rate and credit spread

Loans and other financial assets at amortized cost

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.

Risk-free rate, credit spread and expected prepayment-rate

Deposits due to customers, borrowings, debentures and other financial liabilities	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Bank.	Risk-free rate and credit spread

(6)	Financial instruments by category

Carrying amounts of financial assets and liabilities by each category as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025
	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivative assets (designated for hedging)	Total
Financial assets:
Due from banks	261,470	—	695,395	—	956,865
Securities	16,025,846	47,136,304	18,445,064	—	81,607,214
Loans	—	—	337,941,453	—	337,941,453
Derivative assets	5,792,257	—	—	37,010	5,829,267
Other financial assets	47,191	—	9,366,401	—	9,413,592

Total	22,126,764	47,136,304	366,448,313	37,010	435,748,391

	December 31, 2025
	Financial liabilities at FVTPL	Financial liabilities designated to be measured at FVTPL	Financial liabilities at amortized cost	Derivative liabilities (designated for hedging)	Total
Financial liabilities:
Deposits due to customers	263,251	557,501	355,117,074	—	355,937,826
Borrowings	70,298	—	26,056,653	—	26,126,951
Debentures	—	—	28,535,472	—	28,535,472
Derivative liabilities	5,107,538	—	—	27,050	5,134,588
Other financial liabilities (*)	—	—	33,830,938	—	33,830,938

Total	5,441,087	557,501	443,540,137	27,050	449,565,775

(*)	Lease liabilities are excluded as of December 31, 2025.

	December 31, 2024
	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivative assets (designated for hedging)	Total
Financial assets:
Due from banks	73,951	—	857,811	—	931,762
Securities	15,230,325	42,307,565	18,719,264	—	76,257,154
Loans	—	—	332,871,221	—	332,871,221
Derivative assets	10,067,381	—	—	10,102	10,077,483
Other financial assets	48,346	—	8,736,265	—	8,784,611

Total	25,420,003	42,307,565	361,184,561	10,102	428,922,231

	December 31, 2024
	Financial liabilities at FVTPL	Financial liabilities designated to be measured at FVTPL	Financial liabilities at amortized cost	Derivative liabilities (designated for hedging)	Total
Financial liabilities:
Deposits due to customers	74,205	547,816	347,165,137	—	347,787,158
Borrowings	—	—	21,887,868	—	21,887,868
Debentures	—	—	25,530,318	—	25,530,318
Derivative liabilities	9,124,626	—	—	102,634	9,227,260
Other financial liabilities (*)	—	—	28,099,654	—	28,099,654

Total	9,198,831	547,816	422,682,977	102,634	432,532,258

(*)	Lease liabilities are excluded as of December 31, 2024.

(7)	Income or expense from financial instruments by category

Income or expense from financial instruments by category for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2025
	Interest income (expense)	Fees and commissions income	Provision for credit loss	Gain on valuation and transaction	Dividend income	Total
Financial assets at FVTPL	111,864	90	—	307,528	434,293	853,775
Financial liabilities designated to be measured at FVTPL(*)	—	—	—	389	—	389
Financial assets at FVTOCI	1,227,532	280	(8,595)	137,515	20,325	1,377,057
Securities at amortized cost	526,918	—	(335)	—	—	526,583
Loans and other financial assets at amortized cost	14,523,700	—	(814,273)	28,187	—	13,737,614
Financial liabilities at amortized cost	(9,423,762)	—	—	—	—	(9,423,762)
Net derivatives (designated for hedging)	—	—	—	13,257	—	13,257

Total	6,966,252	370	(823,203)	486,876	454,618	7,084,913

(*)	The amount recognized as other comprehensive income in regard to financial liabilities designated to be measured at FVTPL for the year ended December 31, 2025 is 74 million Won.

	For the year ended December 31, 2024
	Interest income (expense)	Fees and commissions income	Reversal of (Provision for) credit loss	Gain (Loss) on valuation and transaction	Dividend income	Total
Financial assets at FVTPL	120,688	864	—	1,528,808	439,683	2,090,043
Financial liabilities designated to be measured at FVTPL(*)	—	—	—	(19,647)	—	(19,647)
Financial assets at FVTOCI	1,227,748	951	(8,865)	92,107	17,726	1,329,667
Securities at amortized cost	628,637	—	3,233	—	—	631,870
Loans and other financial assets at amortized cost	16,005,305	—	(707,189)	165,192	—	15,463,308
Financial liabilities at amortized cost	(11,227,703)	—	—	—	—	(11,227,703)
Net derivatives (designated for hedging)	—	—	—	(22,511)	—	(22,511)

Total	6,754,675	1,815	(712,821)	1,743,949	457,409	8,245,027

(*)	The amount recognized as other comprehensive income in regard to financial liabilities designated to be measured at FVTPL for the year ended December 31, 2024 is 1,831 million Won.

12.	DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1)	Derecognition of financial instruments

i)	Transferred financial assets that do not meet the condition of derecognition

a)	Bonds sold under repurchase agreements

The financial instruments that were disposed but the Bank agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

		December 31, 2025	December 31, 2024
Asset transferred	Financial assets at FVTOCI	4,020,400	87,647
Related liabilities	Bonds sold under repurchase agreements	3,832,036	86,733

b)	Securities loaned

When the Bank loans its securities to outside parties, the legal ownerships of the securities are transferred; however, they should be returned at the end of lending period. Therefore, the Bank does not derecognize them from the financial statements as it owns majority of risks and benefits from the securities continuously, regardless of the transfer of legal ownership. The carrying amounts of the securities loaned as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

		December 31, 2025	Loaned to
Financial assets at FVTOCI	Korea treasury and government bonds and others	238,406	Korea Securities Finance Corporation

		December 31, 2024	Loaned to
Financial assets at FVTPL	Korea treasury and government bonds and others	12,361	Korea Securities Finance Corporation

The details of the transferred financial assets that do not meet the condition of derecognition in their entirety, such as disposal of securities under repurchase agreement or securities loaned, are also explained in Note 18.

(2)	The offset of financial assets and liabilities

The Bank holds both the uncollected domestic exchange receivables and the unpaid domestic exchange payable, which satisfy offsetting criteria of K-IFRS No.1032. Therefore, the total amount of uncollected domestic exchange receivables (or unpaid domestic exchange payables) has been offset with part of unpaid domestic exchange payables (or uncollected domestic exchange receivables) and has been disclosed in loans and other financial assets at amortized cost and other financial liabilities of the Bank’s statements of financial position, respectively.

The Bank also holds the derivative assets, derivative liabilities, receivable spot exchange and payable spot exchange that do not meet the offsetting criteria of K-IFRS No.1032, but provide the Bank under the circumstances of the trading party’s defaults, insolvency or bankruptcy, with the right of offsetting. Items such as cash collateral cannot satisfy the offsetting criteria of K-IFRS No.1032, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency or bankruptcy, the net amount of derivative assets, derivative liabilities, receivable spot exchange and payable spot exchange can be offset.

The Bank has entered into a sale and repurchase agreement and accounted it as a collateralized borrowing. The Bank has also entered into a purchase and resale agreement and accounted it as a secured loan. The Bank under the repurchase agreements has offsetting right only upon the counterparty’s default, insolvency or bankruptcy; thus, the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement, which does not satisfy the offsetting criteria of K-IFRS No.1032. The Bank disclosed bonds sold under repurchase agreements as borrowings and bonds purchased under resale agreements as loans and other financial assets at amortized cost.

As of December 31, 2025 and 2024, the financial instruments to be offset and covered by master netting agreements and similar agreements are as follows (Unit: Korean Won in millions):

	December 31, 2025
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of financial assets presented	Related amounts not setoff in the statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets (*1)	5,811,220	—	5,811,220	10,072,762	67,406	1,963,000
Receivable spot exchange (*2)	6,291,948	—	6,291,948
Bonds purchased under resale agreements (*2)	13,470,200	—	13,470,200	13,470,200	—	—
Domestic exchanges settlement credits (*2) (*5)	37,873,998	37,601,886	272,112	—	—	272,112

Total	63,447,366	37,601,886	25,845,480	23,542,962	67,406	2,235,112

	December 31, 2025
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities setoff	Net amounts of financial liabilities presented	Related amounts not setoff in the statement of financial position		Net amounts
				Netting agreements and others	Cash collateral pledged
Financial liabilities:
Derivative liabilities (*1)	5,131,753	—	5,131,753	9,581,052	294,611	1,551,661
Payable spot exchange (*3)	6,295,571	—	6,295,571
Bonds sold under repurchase agreements (*4)	3,832,036	—	3,832,036	3,832,036	—	—
Domestic exchanges settlement debits (*3) (*5)	49,342,824	37,601,886	11,740,938	—	—	11,740,938

Total	64,602,184	37,601,886	27,000,298	13,413,088	294,611	13,292,599

(*1)	The items include derivatives held for trading and derivatives designated for hedging.
(*2)	The items are included in loans and other financial assets at amortized cost.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented as net amounts.

	December 31, 2024
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of financial assets presented	Related amounts not setoff in the statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets (*1)	10,059,218	—	10,059,218	12,082,628	235,654	3,290,742
Receivable spot exchange (*2)	5,549,806	—	5,549,806
Bonds purchased under resale agreements (*2)	9,609,800	—	9,609,800	9,609,800	—	—
Domestic exchanges settlement credits (*2)(*5)	33,347,374	32,915,242	432,132	—	—	432,132

Total	58,566,198	32,915,242	25,650,956	21,692,428	235,654	3,722,874

	December 31, 2024
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities setoff	Net amounts of financial liabilities presented	Related amounts not setoff in the statement of financial position		Net amounts
				Netting agreements and others	Cash collateral pledged
Financial liabilities:
Derivative liabilities (*1)	9,216,515	—	9,216,515	11,832,708	533,052	2,400,362
Payable spot exchange (*3)	5,549,607	—	5,549,607
Bonds sold under repurchase agreements (*4)	86,733	—	86,733	86,733	—	—
Domestic exchanges settlement debits (*3)(*5)	40,505,570	32,915,242	7,590,328	7,590,328	—	—

Total	55,358,425	32,915,242	22,443,183	19,509,769	533,052	2,400,362

(*1)	The items include derivatives held for trading and derivatives designated for hedging.
(*2)	The items are included in loans and other financial assets at amortized cost.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented as net amounts.

13.	INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

(1)

The Bank has the following subsidiaries as of December 31, 2025 and 2024 (Unit: Korean Won in 100 million, USD in 10 thousand, CNY in 100 million, RUB in 100 million, IDR in 100 million, BRL in 10 thousand, PHP in 100 million, VND in trillions, MMK in 100 million, EUR in 10 thousand):

Subsidiaries	Location	Share capital		Main business
Woori America Bank	U.S.A	USD	29,250	Finance
PT Bank Woori Saudara Indonesia 1906 Tbk	Indonesia	IDR	14,692	Finance
Woori Global Markets Asia Limited	Hong Kong	USD	10,000	Finance
Woori Bank China Limited	China	CNY	21.6	Finance
AO Woori Bank (*1)	Russia	RUB	14.5	Finance
Banco Woori Bank do Brasil S.A.	Brazil	BRL	7,709	Finance
Korea BTL Infrastructure Fund	Korea		7,659	Finance
Woori Finance Myanmar Co., Ltd.	Myanmar	MMK	162	Finance
Wealth Development Bank	Philippines	PHP	7.7	Finance
Woori Bank Vietnam Limited	Vietnam	VND	12.5	Finance
Woori Bank (Cambodia) PLC	Cambodia	USD	27,239	Finance
Woori Bank Europe	Germany	EUR	10,000	Finance

	December 31, 2025			December 31, 2024
Subsidiaries	Number of shares owned	Percentage of ownership (%)	Financial statements as of	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Woori America Bank	58,500,000	100.0	December 31, 2025	58,500,000	100.0	December 31, 2024
PT Bank Woori Saudara Indonesia 1906 Tbk	13,333,457,836	90.8	December 31, 2025	13,333,457,836	90.8	December 31, 2024
Woori Global Markets Asia Limited	78,000,000	100.0	December 31, 2025	78,000,000	100.0	December 31, 2024
Woori Bank China Limited	—	100.0	December 31, 2025	—	100.0	December 31, 2024
AO Woori Bank	57,999,999	100.0	December 31, 2025	57,999,999	100.0	December 31, 2024
Banco Woori Bank do Brasil S.A.	77,093,999	100.0	December 31, 2025	77,093,999	100.0	December 31, 2024
Korea BTL Infrastructure Fund	153,012,509	99.9	December 31, 2025	146,625,975	99.9	December 31, 2024
Woori Finance Myanmar Co., Ltd.	1,200,000	100.0	December 31, 2025	1,200,000	100.0	December 31, 2024
Wealth Development Bank	3,931,365	51.0	December 31, 2025	3,931,365	51.0	December 31, 2024
Woori Bank Vietnam Limited	—	100.0	December 31, 2025	—	100.0	December 31, 2024
Woori Bank (Cambodia) PLC	11,035,803	100.0	December 31, 2025	11,035,803	100.0	December 31, 2024
Woori Bank Europe	100,000,000	100.0	December 31, 2025	100,000,000	100.0	December 31, 2024

(*1)

Following Russia’s further invasion of Ukraine in February 2022, various countries, including the United States, have imposed additional sanctions on a number of Russian individuals and entities, and restricted or prohibited certain activities relating to Russia such as making new investments or the provision of certain services. These sanctions may result in a decrease in the value of financial or operating assets held by banks in relation to the disputed country, an increase in the collection period, restrictions on capital transfers, and a decrease in profits. As a result, the Bank expect future financial impacts on the business of its subsidiary, AO Woori Bank of Russia, as of December 31, 2025, but it is difficult to assess the maximum potential exposure or the ultimate adverse impact with any degree of certainty.

(2)

As for the structured entities in accordance with K-IFRS No.1110 and K-IFRS No.1112, it is determined that the Bank controls the entity after considering facts and circumstances, such as the Bank’s power over the entity’s related business activities, the Bank’s exposure to variable returns from its involvement with the entity and the Bank’s ability to affect the returns through its power over the entity.

1)	Details of structured entities that the Bank controls as of December 31, 2025 and 2024 are as follows:

	December 31, 2025
Structured entities	Location	Main business	Percentage of ownership (%)	Financial statements as of
Structured entities established for securitization of financial assets (*1)
Jeonju Iwon Ltd. and 41 structured entities	Korea	Asset securitization	—	December 31, 2025
KAMCO Value Recreation First Securitization Specialty Co., Ltd.	Korea	Asset securitization	15.0	December 31, 2025
Money trust under the FISCM Act (*2)
Principal Guaranteed Trust and Principal and Interest Guaranteed Trust	Korea	Trust	—	December 31, 2025
Structured entities for the investments in securities
IGIS Australia Investment Trust No. 209-1	Korea	Securities investment	99.4	December 31, 2025
Mirae Asset Multi Overseas Real Estate General Private Investment Trust No. 5-2	Korea	Securities investment	99.0	December 31, 2025
AI Partners UK Water Supply Private Placement Investment Trust No. 2	Korea	Securities investment	97.3	December 31, 2025
Heungkuk Global Private Placement Investment Trust No. 1	Korea	Securities investment	98.8	December 31, 2025
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust	Korea	Securities investment	99.9	December 31, 2025
Woori Infrastructure New Deal Private Placement Investment Trust No. 1	Korea	Securities investment	99.5	December 31, 2025
Woori North America Energy Infrastructure Private Placement Investment Trust No. 1	Korea	Securities investment	99.3	December 31, 2025
Woori Global Secondary Private Placement Investment Trust No. 1	Korea	Securities investment	98.8	December 31, 2025
Woori ESG Infrastructure Development Private Placement Investment Trust No. 1	Korea	Securities investment	95.2	December 31, 2025
Kiwoom Harmony Private Placement Investment Trust No. 1	Korea	Securities investment	97.7	December 31, 2025
JB Airline Private Placement Investment Trust No. 8	Korea	Securities investment	97.0	December 31, 2025
Kiwoom Harmony Private Placement Investment Trust No. 4	Korea	Securities investment	96.2	December 31, 2025
WOORI REFS GENERAL TYPE INVESTMENT TRUST No. 1	Korea	Securities investment	93.5	December 31, 2025
Woori Fund Financing General Type Private Investment Trust	Korea	Securities investment	99.0	December 31, 2025
Kiwoom Harmony Private Placement Investment Trust No. 9	Korea	Securities investment	100.0	December 31, 2025
Woori Bank Partners General Type Private Investment Trust No.4	Korea	Securities investment	99.0	December 31, 2025

(*1)

It is determined that the Bank controls the entity after considering all the facts and circumstances, such as the Bank’s power over the entity’s related business activities, the Bank’s exposure to variable returns from its involvement with the entity, and the Bank’s ability to affect the returns through its power over the entity, even though the Bank holds less than 50% ownership interest of the entity.

(*2)

The Bank controls the trust because it has power that determines the management performance over the trust, and is exposed to variable returns to absorb losses through the guarantees of payment of principal and fixed rate of return.

	December 31, 2024
Structured entities	Location	Main business	Percentage of ownership (%)	Financial statements as of
Structured entities established for securitization of financial assets (*1)
Jeonju Iwon Ltd. and 44 structured entities	Korea	Asset securitization	—	December 31, 2024
KAMCO Value Recreation First Securitization Specialty Co., Ltd.	Korea	Asset securitization	15.0	December 31, 2024
Money trust under the FISCM Act (*2)
Principal Guaranteed Trust and Principal and Interest Guaranteed Trust	Korea	Trust	—	December 31, 2024
Structured entities for the investments in securities
IGIS Australia Investment Trust No. 209-1	Korea	Securities investment	99.4	December 31, 2024
Mirae Asset Multi Overseas Real Estate General Private Investment Trust No. 5-2	Korea	Securities investment	99.0	December 31, 2024
AI Partners UK Water Supply Private Placement Investment Trust No. 2	Korea	Securities investment	97.3	December 31, 2024
Heungkuk Global Private Placement Investment Trust No. 1	Korea	Securities investment	98.8	December 31, 2024
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust	Korea	Securities investment	99.9	December 31, 2024
Woori Infrastructure New Deal Private Placement Investment Trust No. 1	Korea	Securities investment	99.5	December 31, 2024
Woori North America Energy Infrastructure Private Placement Investment Trust No. 1	Korea	Securities investment	99.3	December 31, 2024
Woori Global Secondary Private Placement Investment Trust No. 1	Korea	Securities investment	98.8	December 31, 2024
Woori ESG Infrastructure Development Private Placement Investment Trust No. 1	Korea	Securities investment	95.2	December 31, 2024
Kiwoom Harmony Private Placement Investment Trust No. 1	Korea	Securities investment	97.4	December 31, 2024
Kiwoom Harmony Private Placement Investment Trust No. 2	Korea	Securities investment	97.3	December 31, 2024
JB Airline Private Placement Investment Trust No. 8	Korea	Securities investment	97.0	December 31, 2024
Kiwoom Harmony Private Placement Investment Trust No. 4	Korea	Securities investment	96.2	December 31, 2024
WOORI REFS GENERAL TYPE INVESTMENT TRUST No. 1	Korea	Securities investment	93.5	December 31, 2024
Woori Fund Financing General Type Private Investment Trust	Korea	Securities investment	99.3	December 31, 2024

(*1)

It is determined that the Bank controls the entity after considering all the facts and circumstances, such as the Bank’s power over the entity’s related business activities, the Bank’s exposure to variable returns from its involvement with the entity, and the Bank’s ability to affect the returns through its power over the entity, even though the Bank holds less than 50% ownership interest of the entity.

(*2)

The Bank controls the trust because it has power that determines the management performance over the trust, and is exposed to variable returns to absorb losses through the guarantees of payment of principal and fixed rate of return.

2)	The following companies have been excluded from the consolidation scope despite the Bank’s majority ownership interest as of December 31, 2025 and 2024:

	December 31, 2025
Structured entities	Location	Main business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust No. 7 (*1)	Korea	Securities investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*2)	Korea	Securities investment	97.8
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1)	Korea	Securities investment	69.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*1)	Korea	Securities investment	69.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1)	Korea	Securities investment	66.7
Hangang Blue Water Private Placement Special Asset Investment Trust (*1)	Korea	Securities investment	55.6
Korea Investment Pocheon-Hwado Highway Private Special Asset Trust 2 (*1)	Korea	Securities investment	55.2
Woori Innovative Growth General Private Equity Special Asset Investment Trust No. 1 (*1)	Korea	Securities investment	55.0
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*1)	Korea	Securities investment	58.3
Samsung Together Korea IPPF Private Securities Investment Trust 3 [Equity-FoFs] (*3)	Korea	Securities investment	100.0
Woori Innovative Growth General Private Equity Special Asset Investment Trust No. 2 (*1)	Korea	Securities investment	55.0
Woori Woori Bank Partners Private Placement Investment Trust No. 1 (*1)	Korea	Securities investment	92.6
Woori Private Real Estate Investment Trust No. 1 (*1)	Korea	Securities investment	86.8
INMARK France Private Placement Real Estate Investment Trust No. 18-1 (*1)	Korea	Securities investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W (EUR) (*2)	Korea	Securities investment	99.5
Woori Global Mid-market Secondaries Private Placement Investment Trust No. 1 (*1)	Korea	Securities investment	80.0
KOTAM Global Infrastructure Private Equity Investment Trust No. 1-4 (*2)	Korea	Securities investment	99.7
Hana UBS Class One Private Equity No. 3 C2 (*1)	Korea	Securities investment	51.0
Consus Gyeongju Green Private Equity Investment Trust No. 1 (*1)	Korea	Securities investment	50.0
Woori Woori Bank Partners Private Placement Investment Trust No. 2 (*1)	Korea	Securities investment	90.9
Woori Equity Bridge Loan Private Placement Investment Trust No. 1 (*1)	Korea	Securities investment	65.0
Woori Private Real Estate Investment Trust No. 5 (*1)	Korea	Securities investment	87.0
Kiwoom Harmony Private Placement Investment Trust No. 3 (*1)	Korea	Securities investment	76.7
Woori Innovative Growth New Deal Private Placement Investment Trust No. 3 (*1)	Korea	Securities investment	79.8
Woori Renewable New Deal Private Placement Investment Trust No. 1 (*1)	Korea	Securities investment	55.0
Woori Policy-type New Deal (Infra Investment) Private Placement Investment Trust No. 1 (*1)	Korea	Securities investment	66.7
Woori GP Commitment Loan Private Placement Investment Trust No. 2 (*1)	Korea	Securities investment	80.0
Kiwoom Aurora Private Placement Securities Investment Trust No. 2 (USD) (*1)	Korea	Securities investment	60.0

	December 31, 2025
Structured entities	Location	Main business	Percentage of ownership (%)
NH-Amundi WSCP VIII Private Placement Investment Trust No. 2 (USD) (*1)	Korea	Securities investment	65.2
AI Partners Global Infrastructure Specialized Privately Placed Feeder Fund Trust No. 2 (USD) (*2)	Korea	Securities investment	98.0
Woori Equity Investment General Type Private Investment Trust No. 1 (*1)	Korea	Securities investment	93.8
Hangang New Deal Infrastructure BTL Private Equity Investment Trust No. 4 (*1)	Korea	Securities investment	60.0
Woori Busan Logistics Infra Private Placement Special Asset Investment Trust (*1)	Korea	Securities investment	66.7
Woori Financial Digital Investment Association No. 1 (*1)	Korea	Securities investment	88.0
Woori GP Commitment Loan Private Placement Investment Trust No. 3 (*1)	Korea	Securities investment	85.0
IGIS Global Private Placement Real Estate Fund No. 316-1 (*2)	Korea	Securities investment	99.3
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2 (*2)	Korea	Securities investment	97.7
Woori Japan Blind General Type Private Real Estate Feeder Investment Trust No. 1 (*2)	Korea	Securities investment	99.9
Woori Private Real Estate Investment Trust No. 6 (*1)	Korea	Securities investment	85.0
Woori New Growth Credit Fund 1 (*1)	Korea	Securities investment	70.9
Woori Asset Global Partnership Fund No. 5 (*1)	Korea	Securities investment	57.7
Woori PE Secondary Private Placement Investment Trust No. 1 (*1)	Korea	Securities investment	82.6
Kiwoom Harmony Private Placement Investment Trust No. 6 (*1)	Korea	Securities investment	76.9
CHILLE PMGD Solar PV Investment Project Fund II (*2)	Korea	Securities investment	75.2
Woori Financial Dino Lab Investment Association No. 1 (*1)	Korea	Securities investment	70.0
Woori Bank Partners General Type Private Investment Trust No. 3 (*1)	Korea	Securities investment	90.9
Woori Natixis Partnership Global Private Debt Fund No. 1-1 (USD) (*1)	Korea	Securities investment	80.0
NH-Amundi BXD Private Placement Real Estate Investment Trust No. 2 (USD) (*2)	Korea	Securities investment	77.8
Woori Private Real Estate Investment Trust No. 7 (*1)	Korea	Securities investment	87.0
Woori Junior Equity General Type Private Investment Trust (*1)	Korea	Securities investment	85.0
Hangang Green Environment Private Placement Special Asset Investment Trust (*1)	Korea	Securities investment	50.0
WOORI REFS GENERAL TYPE INVESTMENT TRUST No. 2 (*1)	Korea	Securities investment	92.8
Woori Financial Dino Lab Investment Association No. 2 (*1)	Korea	Securities investment	60.0
Woori Top-Class Senior and Junior Loan Private Investment Trust (*1)	Korea	Securities investment	85.0
Woori Real Estate Blind Investment General Type Private Investment Trust No.1 (*2)	Korea	Securities investment	70.0
Woori Natixis Partnership Global Private Debt Fund No. 1-2 (EUR) (*1)	Korea	Securities investment	80.0

(*1)

Since the investee is a discretionary funds, the Bank does not have power over the investee because the fund manager has the sole authority to decide the relevant activities of the investee. The fund manager’s delegated power is exercised not only for the Bank, but also for other investors as well. The Bank does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*2)

The investment target for the fund was determined in advance, and the disposition of investment assets cannot be determined by the Bank, and as a fund of funds, the Bank does not have the power to participate in decision-making regarding investment assets in parent funds. The Bank does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*3)

Since the investee is a Stock market stabilization fund, the Bank does not have power over such fund as the fund’s relevant activities are determined by the management committee, over which the Bank does not have substantial control. The Bank does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

	December 31, 2024
Structured entities	Location	Main business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust No. 7 (*1)	Korea	Securities investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*2)	Korea	Securities investment	97.8
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1)	Korea	Securities investment	69.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*1)	Korea	Securities investment	69.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1)	Korea	Securities investment	66.7
Hangang Blue Water Private Placement Special Asset Investment Trust (*1)	Korea	Securities investment	55.6
Korea Investment Pocheon-Hwado Highway Private Special Asset Trust 2 (*1)	Korea	Securities investment	55.2
Woori Innovative Growth General Private Equity Special Asset Investment Trust No. 1 (*1)	Korea	Securities investment	55.0
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*1)	Korea	Securities investment	58.3
Samsung Together Korea IPPF Private Securities Investment Trust 3 [Equity-FoFs] (*3)	Korea	Securities investment	100.0
Woori Innovative Growth General Private Equity Special Asset Investment Trust No. 2 (*1)	Korea	Securities investment	55.0
Woori Woori Bank Partners Private Placement Investment Trust No. 1 (*1)	Korea	Securities investment	92.6
Woori Private Real Estate Investment Trust No. 1 (*1)	Korea	Securities investment	84.9
INMARK France Private Placement Real Estate Investment Trust No. 18-1 (*1)	Korea	Securities investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W (EUR) (*2)	Korea	Securities investment	99.5
Woori Global Mid-market Secondaries Private Placement Investment Trust No. 1 (*1)	Korea	Securities investment	80.0
KOTAM Global Infrastructure Private Equity Investment Trust No. 1-4 (*2)	Korea	Securities investment	99.7
Hana UBS Class One Private Equity No. 3 C2 (*1)	Korea	Securities investment	51.0
Consus Gyeongju Green Private Equity Investment Trust No. 1 (*1)	Korea	Securities investment	50.0
Woori Woori Bank Partners Private Placement Investment Trust No. 2 (*1)	Korea	Securities investment	90.9
Woori Equity Bridge Loan Private Placement Investment Trust No. 1 (*1)	Korea	Securities investment	65.0
Woori Private Real Estate Investment Trust No. 5 (*1)	Korea	Securities investment	87.0
Kiwoom Harmony Private Placement Investment Trust No. 3 (*1)	Korea	Securities investment	76.7
Consus Solar Energy Private Placement Investment Trust No. 1 (*1)	Korea	Securities investment	50.0
Woori Innovative Growth New Deal Private Placement Investment Trust No. 3 (*1)	Korea	Securities investment	79.8
Woori Renewable New Deal Private Placement Investment Trust No. 1 (*1)	Korea	Securities investment	55.0

	December 31, 2024
Structured entities	Location	Main business	Percentage of ownership (%)
Woori Policy-type New Deal (Infra Investment) Private Placement Investment Trust No. 1 (*1)	Korea	Securities investment	66.7
Woori GP Commitment Loan Private Placement Investment Trust No. 2 (*1)	Korea	Securities investment	80.0
Kiwoom Aurora Private Placement Securities Investment Trust No. 2 (USD) (*1)	Korea	Securities investment	60.0
NH-Amundi WSCP VIII Private Placement Investment Trust No. 2 (USD) (*1)	Korea	Securities investment	65.2
AI Partners Global Infrastructure Specialized Privately Placed Feeder Fund Trust No. 2 (USD) (*2)	Korea	Securities investment	98.0
Woori Equity Investment General Type Private Investment Trust No.1 (*1)	Korea	Securities investment	93.8
Hangang New Deal Infrastructure BTL Private Equity Investment Trust No. 4 (*1)	Korea	Securities investment	60.0
Woori Busan Logistics Infra Private Placement Special Asset Investment Trust (*1)	Korea	Securities investment	66.7
Woori Financial Digital Investment Association No. 1 (*1)	Korea	Securities investment	88.0
Woori GP Commitment Loan Private Placement Investment Trust No. 3 (*1)	Korea	Securities investment	85.0
IGIS Global Private Placement Real Estate Fund No. 316-1 (*2)	Korea	Securities investment	99.3
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2 (*2)	Korea	Securities investment	97.7
Woori Japan General Type Private Real Estate Feeder Investment Trust No. 1-2 (*2)	Korea	Securities investment	98.8
Woori Japan Blind General Type Private Real Estate Feeder Investment Trust No. 1 (*2)	Korea	Securities investment	99.9
Woori Private Real Estate Investment Trust No. 6 (*1)	Korea	Securities investment	85.0
Woori New Growth Credit Fund 1 (*1)	Korea	Securities investment	70.9
Woori Asset Global Partnership Fund No. 5 (*1)	Korea	Securities investment	57.7
Woori PE Secondary Private Placement Investment Trust No. 1 (*1)	Korea	Securities investment	82.6
Kiwoom Harmony Private Placement Investment Trust No. 6 (*1)	Korea	Securities investment	76.9
Project Chile PMGD Solar (*2)	Korea	Securities investment	75.2
Woori Financial Dino Lab Investment Association No. 1 (*1)	Korea	Securities investment	70.0
Woori Bank Partners General Type Private Investment Trust No. 3 (*1)	Korea	Securities investment	90.9
Woori Natixis Partnership Global Private Debt Fund No. 1-1 (USD) (*1)	Korea	Securities investment	80.0
NH-Amundi BXD Private Placement Real Estate Investment Trust No. 2 (USD) (*2)	Korea	Securities investment	77.8
Woori Private Real Estate Investment Trust No. 7 (*1)	Korea	Securities investment	87.0
Woori Junior Equity General Type Private Investment Trust (*1)	Korea	Securities investment	85.0
Hangang Green Environment Private Placement Special Asset Investment Trust (*1)	Korea	Securities investment	50.0

(*1)

Since the investee is a discretionary funds, the Bank does not have power over the investee because the fund manager has the sole authority to decide the relevant activities of the investee. The fund manager’s delegated power is exercised not only for the Bank, but also for other investors as well. The Bank does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*2)

The investment target for the fund was determined in advance, and the disposition of investment assets cannot be determined by the Bank, and as a fund of funds, the Bank does not have the power to participate in decision-making regarding investment assets in parent funds. The Bank does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*3)

Since the investee is a Stock market stabilization fund, the Bank does not have power over such fund as the fund’s relevant activities are determined by the management committee, over which the Bank does not have substantial control. The Bank does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(3)	Investments in associates as of December 31, 2025 and 2024 are as follows:

Investees	Main business	Percentage of ownership (%)		Location	Financial statements as of
		December 31, 2025	December 31, 2024
W Service Networks Co., Ltd. (*1)	Freight & staffing services	4.9	4.9	Korea	November 30, 2025 (*4)
Korea Credit Bureau Co., Ltd. (*2)	Credit information	9.9	9.9	Korea	December 31, 2025
Korea Finance Security Co., Ltd. (*2)	Security service	15.0	15.0	Korea	November 30, 2025 (*4)
Dongwoo C & C Co., Ltd. (*3)	Construction	23.2	23.2	Korea	—
SJCO Co., Ltd. (*3)	Aggregate transportation and wholesale	27.5	27.5	Korea	—
G2 collection Co., Ltd. (*3)	Wholesale and retail sales	28.9	28.9	Korea	—
Kyesan Engineering Co., Ltd. (*3)	Construction	23.2	23.2	Korea	—
Good Software Lab Co., Ltd. (*3)	Service	28.9	28.9	Korea	—
Wongwang Co., Ltd. (*3)	Wholesale and real estate	29.0	29.0	Korea	—
Sejin Construction Co., Ltd. (*3)	Construction	29.6	29.6	Korea	—
DAEA SNC Co., Ltd. (*3)	Wholesale and retail sales	24.0	24.0	Korea	—
ARES-TECH Co., Ltd. (*3)	Electronic component manufacturing	23.4	23.4	Korea	—
PREXCO Co., Ltd. (*3)	Manufacturing	28.1	28.1	Korea	—
Jiwon Plating Co., Ltd. (*3)	Plating	20.5	20.5	Korea	—
NK Eng Co., Ltd. (*5)	Manufacturing	—	23.1	Korea	—
Youngdong Sea Food Co., Ltd. (*3)	Processed sea food manufacturing	24.0	24.0	Korea	—
Beomgyo Co., Ltd. (*3)	Telecommunication equipment retail sales	23.1	23.1	Korea	—
K BANK Co., Ltd. (*2)	Finance	12.0	12.0	Korea	November 30, 2025 (*4)
Partner One Value Up I Private Equity Fund	Other financial services	23.3	23.3	Korea	December 31, 2025
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership (*3)	Other financial services	20.0	20.0	Korea	December 31, 2025
Crevisse Lime Impact 1st Startup Venture Specialist Private Equity Fund	Other financial services	25.0	25.0	Korea	December 31, 2025
Woori-Shinyoung Growth-Cap Private Equity Fund I	Other financial services	24.5	24.5	Korea	December 31, 2025
LOTTE CARD Co., Ltd.	Credit card and installment financing	20.0	20.0	Korea	September 30, 2025 (*4)
Woori-Q Corporate Restructuring Private Equity Fund (*7)	Trust and collective investment	19.7	20.4	Korea	December 31, 2025
PCC-Woori LP Secondary Fund	Other financial services	26.9	26.9	Korea	December 31, 2025
Samsung Together Korea IPPF Private Securities Investment Trust 3 [Equity-FoFs]	Other financial services	100.0	100.0	Korea	December 31, 2025
Union Technology Finance Investment Association	Other financial services	29.7	29.7	Korea	December 31, 2025
KUM HWA Co., Ltd. (*3)	Telecommunication equipment retail sales	20.0	20.0	Korea	December 31, 2025
Paratus Woori Material Component Equipment joint venture company	Other financial services	20.8	20.8	Korea	December 31, 2025
Jinmyung Plus Co., Ltd. (*3)	Manufacturing	20.2	20.2	Korea	September 30, 2025 (*4)
Orient Shipyard Co., Ltd. (*3)	Manufacturing of ship components	22.7	22.7	Korea	September 30, 2025 (*4)
BTS 2nd Private Equity Fund	Other financial services	20.0	20.0	Korea	December 31, 2025
Woori Financial Digital Investment Association No. 1	Other financial services	88.0	88.0	Korea	December 31, 2025
STASSETS No. 3 Private Equity Investment Limited Specialized In Start-up Ventures	Other financial services	28.3	28.3	Korea	December 31, 2025
KG Fashion Co., Ltd. (*3)	Manufacturing	20.8	20.8	Korea	November 30, 2025 (*4)
Win Mortgage Co., Ltd. (*1)	Other financial services	4.5	4.5	Korea	September 30, 2025 (*4))
NH Woori Newdeal Growth Alpha Private Equity Fund 1	Other financial services	22.3	22.4	Korea	December 31, 2025
SF CREDIT PARTNERS, LLC (*2)	Other financial services	10.0	10.0	U.S.A.	December 31, 2025

Investees	Main business	Percentage of ownership (%)		Location	Financial statements as of
		December 31, 2025	December 31, 2024
Rea Company Ltd. (*3)	Manufacturing	24.5	24.5	Korea	—
Aram CMC Co., Ltd. (*3)	Manufacturing	20.0	20.0	Korea	—
Woori Financial Dino Lab Investment Association No. 1	Other financial services	70.0	70.0	Korea	December 31, 2025
Woori Corporate Turnaround No. 1 Private Equity Fund	Other financial services	27.3	27.3	Korea	December 31, 2025
Market & Farm Co., Ltd. (*3)	Wholesale and commodity brokerage business	23.7	23.7	Korea	December 31, 2025
SAMJI TEXTILE CO., LTD. (*3)	Wholesale and commodity brokerage business	29.4	29.4	Korea	—
Woori Financial Dino Lab Investment Association No. 2 (*6)	Other financial services	60.0	—	Korea	December 31, 2025
TH International Co., Ltd. (*3) (*6)	Cosmetics wholesale business and general travel business	21.3	—	Korea	—

(*1)	Most of the significant business transactions of associates are with the Bank as of December 31, 2025 and 2024.
(*2)	The Bank has significant influence over the creditors’ council, which makes the financial and operating policy decisions.
(*3)	There is no investment amount as of December 31, 2025 and 2024.
(*4)

The equity method was applied using the most recent financial statements available because financial statement at the end of the reporting period cannot be obtained, and any significant transactions or events that occurred between the end of the reporting period of the associate and the end of the reporting period of the Bank were appropriately reflected.

(*5)	It was excluded from associates due to the sale liquidation and others for the year ended December 31, 2025.
(*6)	It was added to associates through acquisition for the year ended December 31, 2025.
(*7)	The entity was classified as an associate based on the voting rights in proportion to the initial capital commitment ratio.

(4)	The entities excluded from associates, although the Bank’s shareholding ratio of common stock is higher than 20% as of December 31, 2025 and 2024 are as follows:

	December 31, 2025
Associate (*)	Number of shares owned (shares)	Percentage of ownership(%)
CL Tech Co., Ltd.	10,191	28.6
CT INTERNATIONAL CO.,LTD.	1,741	26.7
Happy Home Co.,Ltd.	14,924	22.7

(*)

Although the Bank’s ownership interest in the entity is more than 20%, it is determined that the Bank does not have significant influence over the entity since it is going through workout process under receivership; accordingly, it is excluded from the investment in associates.

	December 31, 2024
Associate (*)	Number of shares owned (shares)	Percentage of ownership(%)
CL Tech Co., Ltd.	10,191	28.6
TH International Co.,Ltd.	6,737	21.3
WORK-LIFE BALANCE CO.,LTD	209	21.3

(*)

Although the Bank’s ownership interest in the entity is more than 20%, it is determined that the Bank does not have significant influence over the entity since it is going through workout process under receivership; accordingly, it is excluded from the investment in associates.

(5)

Changes in carrying value of investments in subsidiaries and associates for the years ended December 31, 2025 and 2024 are as follows (Korean Won in millions). As the investments associated with structured entities were classified as financial assets at FVTPL for the years ended December 31, 2025 and 2024, they were excluded from the carrying value of investments in subsidiaries and associates.

	For the year ended December 31, 2025
Investees	January 1, 2025	Acquisition	Disposal and others	Reversal (Impairment)	December 31, 2025
Woori America Bank	399,831	—	—	—	399,831
PT Bank Woori Saudara Indonesia 1906 Tbk	704,244	—	—	—	704,244
Woori Global Markets Asia Limited	113,858	—	—	—	113,858
Woori Bank China Limited	427,802	—	—	—	427,802
AO Woori Bank	51,780	—	—	—	51,780
Banco Woori Bank do Brasil S.A.	21,043	—	—	(5,096)	15,947
Korea BTL Infrastructure Fund	736,911	32,000	—	—	768,911
Woori Finance Myanmar Co., Ltd.	13,649	—	—	—	13,649
Wealth Development Bank	24,355	—	—	—	24,355
Woori Bank Vietnam Limited	644,590	—	—	—	644,590
Woori Bank (Cambodia) PLC	386,672	—	—	—	386,672
Woori Bank Europe	131,442	—	—	—	131,442
W Service Networks Co., Ltd.	108	—	—	—	108
Korea Credit Bureau Co., Ltd.	3,313	—	—	—	3,313
Korea Finance Security Co., Ltd.	3,267	—	—	—	3,267
K BANK Co., Ltd.	224,657	—	—	—	224,657
Partner One Value Up I Private Equity Fund	2,146	—	—	(273)	1,873
Crevisse Lime Impact 1st Startup Venture Specialist Private Equity Fund	4,532	98	—	—	4,630
Woori-Shinyoung Growth-Cap Private Equity Fund I	8,237	—	(4,599)	—	3,638
LOTTE CARD Co., Ltd.	346,810	—	—	—	346,810
Woori-Q Corporate Restructuring Private Equity Fund	17,446	—	(1,260)	—	16,186
PCC-Woori LP Secondary Fund	7,000	—	—	—	7,000
Union Technology Finance Investment Association	13,449	—	—	—	13,449
Paratus Woori Material Component Equipment joint venture company	12,300	—	(5,813)	—	6,487
BTS 2nd Private Equity Fund	8,146	620	—	—	8,766
Woori Financial Digital Investment Association No. 1	44,000	—	(2,300)	—	41,700
STASSETS No. 3 Private Equity Investment Limited Specialized In Start-up Ventures	12,000	1,500	—	—	13,500
Win Mortgage Co., Ltd.	23	—	—	—	23
NH Woori Newdeal Growth Alpha Private Equity Fund 1	34,001	10,769	(4,498)	—	40,272
SF CREDIT PARTNERS, LLC	13,059	2,445	—	—	15,504
Woori Financial Dino Lab Investment Association No. 1	3,500	—	—	—	3,500
Woori Corporate Turnaround No. 1 Private Equity Fund	8,361	4,247	(10,890)	—	1,718
Woori Financial Dino Lab Investment Association No. 2	—	6,000	—	—	6,000

Total	4,422,532	57,679	(29,360)	(5,369)	4,445,482

	For the year ended December 31, 2024
Investees	January 1, 2024	Acquisition	Disposal and others	Reversal (Impairment)	December 31, 2024
Woori America Bank	399,831	—	—	—	399,831
PT Bank Woori Saudara Indonesia 1906 Tbk	444,813	259,431	—	—	704,244
Woori Global Markets Asia Limited	113,858	—	—	—	113,858
Woori Bank China Limited	427,802	—	—	—	427,802
AO Woori Bank	51,780	—	—	—	51,780
Banco Woori Bank do Brasil S.A.	22,322	—	—	(1,279)	21,043
Korea BTL Infrastructure Fund	736,911	—	—	—	736,911
Woori Finance Myanmar Co., Ltd.	13,649	—	—	—	13,649
Wealth Development Bank	24,355	—	—	—	24,355
Woori Bank Vietnam Limited	384,430	260,160	—	—	644,590
Woori Bank (Cambodia) PLC	248,212	138,460	—	—	386,672
Woori Bank Europe	131,442	—	—	—	131,442
W Service Networks Co., Ltd.	108	—	—	—	108
Korea Credit Bureau Co., Ltd.	3,313	—	—	—	3,313
Korea Finance Security Co., Ltd.	3,267	—	—	—	3,267
K BANK Co., Ltd.	236,232	—	(11,575)	—	224,657
Partner One Value Up I Private Equity Fund	3,253	—	—	(1,107)	2,146
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	4,356	—	(4,356)	—	—
Crevisse Lime Impact 1st Startup Venture Specialist Private Equity Fund	4,436	96	—	—	4,532
Woori-Shinyoung Growth-Cap Private Equity Fund I	8,237	—	—	—	8,237
LOTTE CARD Co., Ltd.	346,810	—	—	—	346,810
Woori-Q Corporate Restructuring Private Equity Fund	8,435	9,011	—	—	17,446
PCC-Woori LP Secondary Fund	7,000	—	—	—	7,000
Union Technology Finance Investment Association	13,449	—	—	—	13,449
Paratus Woori Material Component Equipment joint venture company	12,300	—	—	—	12,300
Dicustody Co., Ltd.	1	—	(1)	—	—
BTS 2nd Private Equity Fund	5,226	2,920	—	—	8,146
Woori Financial Digital Investment Association No. 1	33,000	11,000	—	—	44,000
STASSETS No. 3 Private Equity Investment Limited Specialized In Start-up Ventures	9,000	3,000	—	—	12,000
Win Mortgage Co., Ltd.	23	—	—	—	23
NH Woori Newdeal Growth Alpha Private Equity Fund 1	23,596	15,025	(4,620)	—	34,001
SF CREDIT PARTNERS, LLC	13,059	—	—	—	13,059
Woori Financial Dino Lab Investment Association No. 1	—	3,500	—	—	3,500
Woori Corporate Turnaround No.1 Private Equity Fund	—	8,361	—	—	8,361

Total	3,734,506	710,964	(20,552)	(2,386)	4,422,532

(6)

Changes in the book value of subsidiaries and associated investments classified as financial assets at FVTPL as income securities for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2025
Investees	January 1, 2025	Acquisition	Disposal and others	Valuation and others	December 31, 2025
AI Partners UK Water Supply Private Placement Investment Trust No. 2	27,257	—	—	4,273	31,530
IGIS Australia Investment Trust No. 209-1	17,386	—	(985)	236	16,637
Heungkuk Global Private Placement Investment Trust No. 1	6,667	—	(1,658)	451	5,460
Mirae Asset Multi Overseas Real Estate General Private Investment Trust No. 5-2	12,964	—	—	(1,528)	11,436
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust	178,761	—	(26,256)	(3,359)	149,146
Woori Infrastructure New Deal Private Placement Investment Trust No. 1	54,323	4,704	(1,314)	(452)	57,261
Woori North America Energy Infrastructure Private Placement Investment Trust No. 1	18,802	942	(1,585)	2,710	20,869
Woori Global Secondary Private Placement Investment Trust No. 1	19,257	—	(1,475)	(1,459)	16,323
Samsung Together Korea IPPF Private Securities Investment Trust 3 [Equity-FoFs]	10,846	—	—	235	11,081
Woori ESG Infrastructure Development Private Placement Investment Trust No. 1	8,083	3,660	—	105	11,848
Kiwoom Harmony Private Investment Trust No. 1	687,769	86,000	(587)	(979)	772,203
Kiwoom Harmony Private Investment Trust No. 2	419,685	16,000	(435,685)	—	—
JB Airline Private Placement Investment Trust No. 8	12,528	—	(195)	267	12,600
Kiwoom Harmony Private Investment Trust No. 4	414,952	—	(99)	(1,946)	412,907
WOORI REFS GENERAL TYPE INVESTMENT TRUST No. 1	38,188	12,430	—	(814)	49,804
Woori Fund Financing General Type Private Investment Trust	122,014	41,374	(92,523)	(195)	70,670
Kiwoom Harmony Private Investment Trust No. 9	—	425,516	(2,356)	4,005	427,165
Woori Bank Partners General Type Private Investment Trust No.4	—	81,394	(2,780)	2,985	81,599

Total	2,049,482	672,020	(567,498)	4,535	2,158,539

	For the year ended December 31, 2024
Investees	January 1, 2024	Acquisition	Disposal and others	Valuation and others	December 31, 2024
AI Partners UK Water Supply Private Placement Investment Trust No. 2	24,585	—	—	2,672	27,257
IGIS Australia Investment Trust No. 209-1	19,391	—	—	(2,005)	17,386
Heungkuk Global Private Placement Investment Trust No. 1	8,558	—	(2,142)	251	6,667
Mirae Asset Multi Overseas Real Estate General Private Investment Trust No. 5-2	12,904	—	—	60	12,964
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust	133,634	35,257	(9,772)	19,642	178,761
Woori Infrastructure New Deal Private Placement Investment Trust No. 1	72,898	4,053	(24,869)	2,241	54,323
Woori North America Energy Infrastructure Private Placement Investment Trust No. 1	13,060	4,449	(2,911)	4,204	18,802
Woori Global Secondary Private Placement Investment Trust No. 1	14,009	3,597	(571)	2,222	19,257
Samsung Together Korea IPPF Private Securities Investment Trust 3 [Equity-FoFs]	10,538	—	—	308	10,846
Woori ESG Infrastructure Development Private Placement Investment Trust No.1	7,134	1,171	(504)	282	8,083
Kiwoom Harmony Private Investment Trust No. 1	718,430	—	(31,979)	1,318	687,769
Kiwoom Harmony Private Investment Trust No. 2	609,680	28,000	(218,434)	439	419,685
JB Airline Private Placement Investment Trust No. 8	11,084	—	(270)	1,714	12,528
Kiwoom Harmony Private Investment Trust No. 4	58,250	354,690	(7,743)	9,755	414,952
WOORI REFS GENERAL TYPE INVESTMENT TRUST No. 1	—	37,477	(274)	985	38,188
Woori Fund Financing General Type Private Investment Trust	—	134,945	(15,281)	2,350	122,014

Total	1,714,155	603,639	(314,750)	46,438	2,049,482

14.	INVESTMENT PROPERTIES

(1)	Details of investment properties as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Acquisition cost	503,706	528,669
Accumulated depreciation	(74,155)	(73,048)

Net carrying value	429,551	455,621

(2)	Changes in investment properties for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Beginning balance	455,621	528,615
Depreciation	(5,355)	(7,810)
Classification as asset held for sale	(35,137)	—
Transfer (*)	14,440	(65,280)
Foreign currencies translation adjustments	(18)	96

Ending balance	429,551	455,621

(*)	This is the reclassification amount between property and equipment, and investment properties for land and buildings for the years ended December 31, 2025 and 2024.

(3)

Fair value of investment properties amounted to 789,836 million Won and 806,103 million Won as of December 31, 2025 and 2024, respectively. The fair value of investment properties has been assessed on the basis of recent similar real estate market price and officially assessed land price in the area of the investment properties, is classified as Level 3 on the fair value hierarchy.

(4)

Rental fee earned from investment properties amounted to 27,216 million Won and 27,707 million Won for the years ended December 31, 2025 and 2024, respectively. The operating expenses directly related to the investment property where rental fee was earned are 5,355 million Won and 7,810 million Won for the years ended December 31, 2025 and 2024, respectively.

(5)	The minimum lease payments expected to be received in the future under non-refundable lease agreement as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Lease payments
Within a year	9,363	7,328
More than 1 year and within 2 years	4,802	2,621
More than 2 years and within 3 years	3,251	338
More than 3 years and within 4 years	3,233	52
More than 4 years and within 5 years	1,966	3
More than 5 years	6	7

Total	22,621	10,349

15.	PROPERTIES AND EQUIPMENT

(1)	Details of properties and equipment as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Properties and equipment (owned)	1,527,004	571,876	218,665	49,140	44,666	2,411,351
Right-of-use assets	—	333,196	16,332	—	—	349,528

Carrying value	1,527,004	905,072	234,997	49,140	44,666	2,760,879

	December 31, 2024
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Properties and equipment (owned)	1,526,036	606,322	171,209	40,700	67,314	2,411,581
Right-of-use assets	—	380,404	20,339	—	—	400,743

Carrying value	1,526,036	986,726	191,548	40,700	67,314	2,812,324

(2)	Details of properties and equipment (owned) as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Acquisition cost	1,527,004	924,372	910,156	402,853	44,666	3,809,051
Accumulated depreciation	—	(352,445)	(691,491)	(353,713)	—	(1,397,649)
Accumulated impairment losses	—	(51)	—	—	—	(51)

Net carrying value	1,527,004	571,876	218,665	49,140	44,666	2,411,351

	December 31, 2024
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Acquisition cost	1,526,036	953,641	843,262	399,723	67,314	3,789,976
Accumulated depreciation	—	(347,319)	(672,053)	(359,023)	—	(1,378,395)

Net carrying value	1,526,036	606,322	171,209	40,700	67,314	2,411,581

(3)	Details of changes in properties and equipment (owned) for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2025
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Beginning balance	1,526,036	606,322	171,209	40,700	67,314	2,411,581
Acquisition	26,291	28,057	107,125	24,593	72,210	258,276
Disposal	(148)	—	(147)	(902)	(31,355)	(32,552)
Depreciation	—	(29,169)	(59,455)	(15,168)	—	(103,792)
Impairment loss	—	(51)	—	—	—	(51)
Classification to held for sale	(78,582)	(28,897)	—	—	—	(107,479)
Transfer (*)	53,424	(4,370)	—	—	(63,494)	(14,440)
Foreign currencies translation adjustments	(17)	(1)	(78)	(82)	(9)	(187)
Others	—	(15)	11	(1)	—	(5)

Ending balance	1,527,004	571,876	218,665	49,140	44,666	2,411,351

(*)	This is reclassification amount between properties and equipment, and investment properties for land and buildings for the year ended December 31, 2025.

	For the year ended December 31, 2024
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Beginning balance	1,480,693	607,765	150,824	28,378	31,560	2,299,220
Acquisition	215	27,803	78,001	24,677	35,752	166,448
Disposal	—	—	(439)	(600)	—	(1,039)
Depreciation	—	(29,737)	(57,531)	(11,883)	—	(99,151)
Classification to held for sale	(16,477)	(3,215)	—	—	—	(19,692)
Transfer (*)	61,544	3,736	17	—	(17)	65,280
Foreign currencies translation adjustments	86	(18)	323	128	19	538
Business combination	—	—	2	—	—	2
Others	(25)	(12)	12	—	—	(25)

Ending balance	1,526,036	606,322	171,209	40,700	67,314	2,411,581

(*)	This is the reclassification amount between properties and equipment, and investment properties for land and buildings for the year ended December 31, 2024.

(4)	Details of right-of-use assets as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025
	Building	Properties for business use	Total
Acquisition cost	662,069	33,834	695,903
Accumulated depreciation	(328,873)	(17,502)	(346,375)

Net carrying value	333,196	16,332	349,528

	December 31, 2024
	Building	Properties for business use	Total
Acquisition cost	661,591	33,225	694,816
Accumulated depreciation	(281,187)	(12,886)	(294,073)

Net carrying value	380,404	20,339	400,743

(5)	Details of changes in right-of-use assets for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2025
	Building	Properties for business use	Total
Beginning balance	380,404	20,339	400,743
New contracts	95,938	6,143	102,081
Changes in contracts	55,035	—	55,035
Termination	(12,862)	(220)	(13,082)
Depreciation	(179,470)	(9,907)	(189,377)
Others	(5,849)	(23)	(5,872)

Ending balance	333,196	16,332	349,528

	For the year ended December 31, 2024
	Building	Properties for business use	Total
Beginning balance	236,974	16,216	253,190
New contracts	276,849	14,250	291,099
Changes in contracts	46,097	15	46,112
Termination	(9,879)	(1,001)	(10,880)
Depreciation	(169,816)	(9,910)	(179,726)
Others	179	769	948

Ending balance	380,404	20,339	400,743

16.	INTANGIBLE ASSETS

(1)	Details of intangible assets as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025
	Industrial property rights	Development cost	Others	Membership	Construction in progress	Total
Acquisition cost	2,350	713,690	1,052,938	23,244	166	1,792,388
Accumulated amortization	(1,970)	(494,624)	(896,214)	—	—	(1,392,808)
Accumulated impairment losses	—	—	(33,552)	(1,044)	—	(34,596)

Net carrying value	380	219,066	123,172	22,200	166	364,984

	December 31, 2024
	Industrial property rights	Development cost	Others	Membership	Construction in progress	Total
Acquisition cost	2,245	635,314	1,010,992	23,948	2,751	1,675,250
Accumulated amortization	(1,810)	(432,903)	(840,888)	—	—	(1,275,601)
Accumulated impairment losses	—	—	(33,552)	(1,093)	—	(34,645)

Net carrying value	435	202,411	136,552	22,855	2,751	365,004

(2)	Details of changes in intangible assets for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2025
	Industrial property rights	Development cost	Others	Membership	Construction in progress	Total
Beginning balance	435	202,411	136,552	22,855	2,751	365,004
Acquisition	1	78,384	39,610	2,044	85	120,124
Disposal	—	—	(34)	(2,682)	(16)	(2,732)
Amortization (*1)	(160)	(61,729)	(55,492)	—	—	(117,381)
Provision for impairment loss (*2)	—	—	—	(9)	—	(9)
Transfer	104	—	2,550	—	(2,654)	—
Foreign currencies translation adjustment	—	—	(14)	(8)	—	(22)

Ending balance	380	219,066	123,172	22,200	166	364,984

(*1)	Amortization of other intangible assets amounting to 32,495 million Won is included in other operating expenses.
(*2)

Membership is an intangible asset with an indefinite useful life that recognizes an impairment loss if recoverable value is lower than its carrying amount, while the reversal of an impairment loss should be recognized when the recoverable value is higher than its carrying amount.

	For the year ended December 31, 2024
	Industrial property rights	Development cost	Others	Membership	Construction in progress	Total
Beginning balance	489	163,678	121,343	20,032	98	305,640
Acquisition	18	75,890	58,411	3,976	23,402	161,697
Disposal	—	(113)	—	(500)	—	(613)
Amortization (*1)	(183)	(50,033)	(50,827)	—	—	(101,043)
Provision for impairment loss (*2)	—	—	—	(217)	—	(217)
Transfer	110	12,989	7,650	—	(20,749)	—
Foreign currencies translation adjustment	—	—	(26)	45	—	19
Business combination	—	—	1	—	—	1
Others	1	—	—	(481)	—	(480)

Ending balance	435	202,411	136,552	22,855	2,751	365,004

(*1)	Amortization of other intangible assets amounting to 28,509 million Won is included in other operating expenses.
(*2)

Membership is an intangible asset with an indefinite useful life that recognizes an impairment loss if recoverable value is lower than its carrying amount, while the reversal of an impairment loss should be recognized when the recoverable value is higher than its carrying amount.

17.	ASSETS HELD FOR SALE

Assets held for sale as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Properties and equipment (*)	91,480	31,266
Investment properties (*)	33,588	—

Total	125,068	31,266

(*)	The Bank classifies above assets as assets held for sale that are highly likely to be sold within one year from December 31, 2025 and 2024, based on the management’s decision.

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURE

(1)	Assets subjected to lien as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

		December 31, 2025
		Collateral given to	Amount	Reason for collateral
Loans and other financial assets at amortized cost	Due from banks in local currency	Korea Exchange Co., Ltd.	3,362	Margin deposit for CCP
		MSBI LIMITED Seoul	12,634	CSA variable margin and others
	Due from banks in foreign currencies	Goldman Sachs Intl., and others	353,030	CSA variable margin and others
	Mortgage-backed securities	Public offering	2,067,313	Covered bonds
Financial assets at FVTPL	Korean financial institutions debt securities and others	ING BANK and others	587,591	CSA variable margin and others
		The BOK and others	1,814,134	Settlement risk and others
Financial assets at FVTOCI	Korean treasury and government bonds and others	The BOK and others	3,056,643	Related to bonds sold under repurchase agreements (*)
		The BOK	362,317	Settlement risk and others
	Korean financial institutions debt securities and others	The BOK and others	927,890	Related to bonds sold under repurchase agreements (*)
		The BOK	9,283,095	Settlement risk and others
	Foreign financial institutions debt securities	CCIL Exchange	35,867	Related to bonds sold under repurchase agreements (*)
		SOCIETE GENERALE, PAR	386,609	CSA variable margin and others
Securities at amortized cost	Korean treasury and government bonds and others	The BOK and others	9,100,505	Settlement risk and others
	Korean financial institutions debt securities and others	The BOK and others	5,098,911	Settlement risk and others

		Total	33,089,901

(*)

The financial assets are not derecognized and provided as collaterals because the Bank entered into an agreement to buy the transferred assets back at a predetermined price or the sale price plus a certain return rate. The Bank continuously recognizes the transferred assets as liabilities (bond sold under repurchase agreements) after the repurchase.

		December 31, 2024
		Collateral given to	Amount	Reason for collateral
Loans and other financial assets at amortized cost	Due from banks in local currency	Korea Exchange Co., Ltd	3	Margin deposit for CCP
	Due from banks in foreign currencies	BNP-PARIBAS, PAR and others	647,782	CSA variable margin and others
	Mortgage-backed securities	Public offering	1,790,810	Covered Bonds
Financial assets at FVTPL	Korean financial institutions debt securities and others	DBS BANK LTD, SEL and others	698,231	CSA variable margin and others
Financial assets at FVTOCI	Korean financial institutions debt securities and others	CITIBANK, N.A. LONDON and others	74,143	Related to bonds sold under repurchase agreements (*)
	Korean financial institutions debt securities and others	The BOK and others	8,863,286	Settlement risk and others
	Foreign financial institutions debt securities	SOCIETE GENERALE, PAR	358,781	CSA variable margin
		CCIL Exchange	13,504	Related to bonds sold under repurchase agreements (*)
Securities at amortized cost	Korean treasury and government bonds and others	The BOK and others	11,526,197	Settlement risk and others

		Total	23,972,737

(*)

The financial assets are not derecognized and provided as collaterals because the Bank entered into an agreement to buy the transferred assets back at a predetermined price or the sale price plus a certain return rate. The Bank continuously recognize the transferred assets as liabilities (bond sold under repurchase agreements) after the repurchase.

(2)	As of December 31, 2025 and 2024, there is no asset acquired through foreclosures.

(3)	Securities loaned as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

		December 31, 2025	Loaned to
Financial assets at FVTOCI	Korean treasury and government bonds and others	238,406	Korea Securities Finance Corporation

		December 31, 2024	Loaned to
Financial assets at FVTPL	Korean treasury and government bonds and others	12,361	Korea Securities Finance Corporation

Securities loaned are lending of specific securities to borrowers who agree to return the same quantity of the same security at the end of lending period. As the Bank does not derecognize these securities, there are no liabilities recognized through such transactions relates to securities loaned.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025
	Fair values of collaterals	Fair values of collaterals disposed or re-subjected to lien
Securities	14,220,954	—

	December 31, 2024
	Fair values of collaterals	Fair values of collaterals disposed or re-subjected to lien
Securities	10,101,204	—

19.	OTHER ASSETS

Details of other assets as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Prepaid expenses	308,768	264,882
Advance payments	1,166	—
Others	7,156	7,244

Total	317,090	272,126

20.	FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Financial liabilities at FVTPL	5,441,087	9,198,831
Financial liabilities designated to be measured at FVTPL	557,501	547,816

Total	5,998,588	9,746,647

(2)	Details of Financial liabilities at FVTPL as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Deposits due to customers :
Gold banking liabilities	263,251	74,205
Borrowings
Securities sold	70,298	—
Derivative liabilities	5,107,538	9,124,626

Total	5,441,087	9,198,831

(3)	Details of financial liabilities designated to be measured at FVTPL as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Deposits due to customers:
Time deposits	557,501	547,816

These contracts are designated as financial liabilities at fair value through profit or loss in accordance with K- IFRS No.1109 ‘Financial Instruments’ because the group of financial instruments is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, in cases where designating financial liabilities as items measured at fair value through profit or loss makes the information more relevant.

(4)

Changes in fair value due to fluctuation in credit risk reflected in financial liabilities designated to be measured at FVTPL for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2025	For the year ended December 31, 2024
Financial liabilities designated to be measured at FVTPL	557,501	547,816
Changes in fair value due to fluctuation in credit risk (*)	74	(1,831)
Accumulated changes in fair value due to fluctuation in credit risk (*)	(1,757)	(1,831)

(*)

The loss recognized in other comprehensive income for the year ended December 31, 2025 with respect to financial liabilities designated to be measured at FVTPL are 74 million Won, and the cumulative profit are 1,757 million Won. The profit recognized in other comprehensive income for the year ended December 31, 2024 with respect to financial liabilities designated to be measured at FVTPL are 1,831 million Won, and the cumulative profit are 1,831 million Won.

When deposits due to customers are measured at fair value, adjustments are made to reflect the credit risk of the Bank. This is a method determined by adjusting the Bank’s credit spread observed in the credit evaluation.

(5)

The difference between financial liabilities designated to be measured at FVTPL’s carrying amount and nominal amount at maturity as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Carrying amount	557,501	547,816
Nominal amount at maturity	540,000	530,000

Difference	17,501	17,816

21.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Deposits in local currency:
Demand deposits	8,210,531	8,875,919
Saving deposits with flexible withdrawal options	125,851,088	115,927,248
Other saving deposits	172,747,445	175,594,380
Mutual installment	18,219	19,901
Certificate of deposits	9,083,199	11,742,425

Sub-total	315,910,482	312,159,873

Deposits in foreign currencies
Deposits in foreign currencies	39,345,525	35,149,577
Present value discount	(138,933)	(144,313)

Total	355,117,074	347,165,137

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The BOK	1.0	1,845,239
Borrowings from government funds	Small Enterprise and Market Service and others	0.0 ~ 3.5	2,195,534
Others	The Korea Development Bank and others	0.0 ~ 3.7	3,848,953

Sub-total			7,889,726

Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.8 ~ 4.6	12,303,199
Bills sold	Others	0.0 ~ 2.0	1,033
Call money	Banks and others	2.2 ~ 4.1	2,031,233
Bonds sold under repurchase agreements	The BOK and others	1.0 ~ 5.3	3,832,036
Present value discount			(574)

Total			26,056,653

	December 31, 2024
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The BOK	1.5	1,981,928
Borrowings from government funds	Small Enterprise and Market Service and others	0.0 ~ 3.5	2,165,257
Others	The Korea Development Bank and others	0.0 ~ 3.6	3,454,951

Sub-total			7,602,136

Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.5 ~ 5.8	13,876,403
Bills sold	Others	0.0 ~ 2.7	3,690
Call money	Banks and others	1.7 ~ 4.9	319,499
Bonds sold under repurchase agreements	Other financial institutions	1.0 ~ 6.7	86,733
Present value discount			(593)

Total			21,887,868

(2)	Details of debentures as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025		December 31, 2024
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond (*):
Ordinary bonds	0.8 ~ 5.4	24,693,165	0.8 ~ 6.3	22,170,995
Subordinated bonds	1.9 ~ 5.1	3,872,768	1.9 ~ 5.1	3,471,380

Sub-total		28,565,933		25,642,375

Discounts on bonds		(30,461)		(112,057)

Total		28,535,472		25,530,318

(*)	Includes debentures under fair value hedge amounting to 4,046,624 million Won and 3,952,047 million Won as of December 31, 2025 and 2024, respectively.

23.	PROVISIONS

(1)	Details of provisions as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Provisions for guarantees (*1)	85,214	76,323
Provisions for unused commitments	68,550	73,303
Asset retirement obligation	91,231	87,599
Other provisions (*2)	393,052	293,906

Total	638,047	531,131

(*1)	Provisions for guarantees include provisions for financial guarantees of 59,738 million Won and 55,136 million Won as of December 31, 2025 and 2024, respectively.
(*2)	Other provisions consist of provisions for litigation, compensation for loss and others.

(2)	Changes in provisions for guarantees and unused loan commitments for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

i)	Provisions for guarantees

	For the year ended December 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	62,433	2,264	11,626	76,323
Transfer to 12-month expected credit loss	535	(535)	—	—
Transfer to expected credit loss for the entire period	(438)	438	—	—
Transfer to credit-impaired financial assets	(809)	(39)	848	—
Net provision for unused amount	3,968	1,278	3,344	8,590
Others (*)	300	—	1	301

Ending balance	65,989	3,406	15,819	85,214

(*)	Includes the impact from change of financial guarantee liabilities.

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	76,507	2,779	7,225	86,511
Transfer to 12-month expected credit loss	317	(317)	—	—
Transfer to expected credit loss for the entire period	(228)	228	—	—
Transfer to credit-impaired financial assets	(100)	(90)	190	—
Net provision for (reversal of) unused amount	(10,894)	(336)	4,210	(7,020)
Others (*)	(3,169)	—	1	(3,168)

Ending balance	62,433	2,264	11,626	76,323

(*)	Includes the impact from change of financial guarantee liabilities.

ii)	Provisions for unused loan commitments

	For the year ended December 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	63,943	9,360	—	73,303
Transfer to 12-month expected credit loss	2,054	(2,054)	—	—
Transfer to expected credit loss for the entire period	(901)	901	—	—
Transfer to credit-impaired financial assets	(51)	(100)	151	—
Net reversal of unused amount	(1,500)	(3,026)	(147)	(4,673)
Others	(81)	1	—	(80)

Ending balance	63,464	5,082	4	68,550

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	72,043	8,383	—	80,426
Transfer to 12-month expected credit loss	2,385	(2,385)	—	—
Transfer to expected credit loss for the entire period	(1,602)	1,602	—	—
Transfer to credit-impaired financial assets	(57)	(53)	110	—
Net provision for (reversal of) unused amount	(9,241)	1,815	(110)	(7,536)
Others	415	(2)	—	413

Ending balance	63,943	9,360	—	73,303

(3)	Changes in asset retirement obligation for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Beginning balance	87,599	86,290
Provisions provided	3,173	3,553
Provisions used	(7,825)	(4,468)
Reversal	—	(223)
Amortization	1,076	1,243
Increase in restoration costs and others	7,208	1,204

Ending balance	91,231	87,599

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation – arising from leased properties as of December 31, 2025, discounted by appropriate discount rate. The restoration cost is expected to occur by the end of each premise’s lease period, and the Bank has used average lease period of each category of leases terminated during the past years in order to rationally estimate the lease period. In addition, the Bank used average amount of actual recovery cost for the past 3 years and the inflation rate for the preceding year in order to estimate future recovery cost.

(4)	Changes in other provisions for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Beginning balance	293,906	452,280
Provisions provided	103,671	29,716
Provisions used and others	(4,486)	(185,562)
Reversal of unused amount	(39)	(2,528)

Ending balance	393,052	293,906

(5)	Others

①

The Bank recognized the estimated amount of compensation related to incomplete sales of Derivative Linked Fund (DLF) in 2019 and provisions for fines expected to be imposed by the Financial Services Commission as the best estimate of expenditure required to fulfill its current obligations at the end of the period.

②

The Bank recognized a provision for the estimated amount of contractual refunds and loss compensations that may be payable in relation to customer losses expected fund redemption delays, with ending balances of 259,168 million Won and 246,422 million Won as of December 31, 2025 and 2024, respectively. In addition, the Bank recognized a provision—comprising estimated compensation for expected customer losses on equity-linked securities and the expected fines and penalties to be imposed by the Financial Services Commission—amounting to 2,847 million Won and 781 million Won as of December 31, 2025 and 2024, respectively.

24.	NET DEFINED BENEFIT LIABILITY(ASSET)

The retirement benefit of the Bank is based on the defined retirement pension plan. Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of salary at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using actuarial assumptions that are considered to be the most reasonable estimate of future cash flows (the projected unit method, which takes account of projected earnings increases).

The Bank is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset

The defined benefit obligation was estimated with a discount rate calculated based on return on high-quality corporate bonds. A deficit may occur if the rate of return of plan assets falls short of the discount rate.

Decrease in return on high quality corporate bonds

A decrease in return on high-quality corporate bonds will be partially offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation

Most defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability(asset) as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Present value of defined benefit obligations	1,711,836	1,588,316
Fair value of plan assets	(1,872,173)	(1,726,232)

Net defined benefit asset	(160,337)	(137,916)

(2)	Changes in the carrying value of defined benefit obligation for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

		For the years ended December 31
		2025	2024
	Beginning balance	1,588,316	1,356,260
	Current service cost	132,826	121,766
	Interest cost	64,507	64,530
Remeasurements	Financial assumptions	(20,119)	79,376
	Demographic assumptions	—	(533)
	Experience adjustments	39,583	(14,545)
	Foreign currencies translation adjustments	—	9
	Retirement benefit paid	(120,526)	(87,193)
	Past service cost	26,469	—
	Effect of moving in and out of associates	780	409
	Liability acquired through business combination	—	68,237

	Ending balance	1,711,836	1,588,316

(3)	Changes in the plan assets for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Beginning balance	1,726,232	1,577,806
Employer’s contribution	213,000	100,000
Interest income	69,761	77,208
Remeasurements	(10,825)	(13,670)
Retirement benefit paid	(123,693)	(83,331)
Effect of moving in and out of associates	464	2,514
Asset acquired through business combination	—	68,237
Other	(2,766)	(2,532)

Ending balance	1,872,173	1,726,232

(4)	The details of plan assets as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Time deposits and others	1,872,173	1,726,232

(5)

Realized returns on plan assets amount to 58,936 million Won and 63,538 million Won for the years ended December 31, 2025 and 2024, respectively, and the contribution expected to be paid in the current accounting year amounts to 65,094 million Won.

(6)	The amounts recognized in net income and total comprehensive income in relation to defined benefit plans for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2025	For the year ended December 31, 2024
Current service cost	132,826	121,766
Past service cost (*)	26,469	—
Net interest income	(5,254)	(12,678)

Cost recognized in net income	154,041	109,088

Remeasurements	30,289	77,968

Cost recognized in total comprehensive income	184,330	187,056

(*)	This occurred due to changes in the criteria for determining ordinary wages during the year ended December 31, 2025.

Meanwhile, retirement benefits related to defined contribution plans recognized as expenses are 2,405 million Won and 2,030 million Won for the years ended December 31, 2025 and 2024, respectively.

(7)	Key actuarial assumptions used in defined benefit liability measurement as of December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024
Discount rate	4.46%	4.03%
Future wage growth rate	5.49%	5.19%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification

The weighted average maturity of defined benefit liability is 9.57 years.

(8)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation as of December 31, 2025 and 2024 is as follows (Unit: Korean Won in millions):

		December 31, 2025 (*)	December 31, 2024 (*)
Discount rate	Increase by 1% point	(145,339)	(137,958)
	Decrease by 1% point	167,619	159,621
Future wage growth rate	Increase by 1% point	169,126	160,833
	Decrease by 1% point	(149,127)	(141,388)

(*)

Although the above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant; in practice, more than one assumption are correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized in the statement of financial position.

(9)	The details of the maturity of the defined benefit obligation as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Within 1 year	71,790	60,056
After 1 year but less than 2 years	101,440	83,523
After 2 years but less than 5 years	427,450	409,094
After 5 years but less than 10 years	525,678	457,362
After 10 years	1,564,105	1,390,927

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Other financial liabilities:
Accounts payable	7,001,638	6,119,411
Accrued expenses	3,759,657	4,124,197
Borrowings from trust accounts	7,844,068	6,874,714
Agency business revenue	594,684	733,988
Foreign exchange payables	761,462	882,269
Domestic exchanges payables	11,740,938	7,590,328
Lease liabilities	303,339	349,797
Other miscellaneous financial liabilities	2,129,720	1,775,865
Present value discount	(1,229)	(1,118)

Sub-total	34,134,277	28,449,451

Other liabilities:
Unearned income	47,859	66,853
Other miscellaneous liabilities	208,980	164,041

Sub-total	256,839	230,894

Total	34,391,116	28,680,345

26.	DERIVATIVES

(1)	Derivative assets and derivative liabilities as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025
	Nominal amount	Assets		Liabilities
		For fair value hedge	For trading	For fair value hedge	For trading
Interest rate:
Futures	49,325	—	—	—	—
Forwards	3,340,000	—	155,174	—	92,925
Swaps	135,834,660	37,010	142,513	27,050	147,844
Written options	320,000	—	—	—	8,194
Currency:
Forwards	106,417,617	—	2,677,319	—	1,171,597
Swaps	71,157,953	—	2,815,065	—	3,686,151
Purchase options	67,650	—	1,267	—	—
Written options	81,999	—	—	—	827
Equity:
Forwards	163	—	104	—	—
Purchase options	1,711	—	815	—	—

Total	317,271,078	37,010	5,792,257	27,050	5,107,538

	December 31, 2024
	Nominal amount	Assets		Liabilities
		For fair value hedge	For trading	For fair value hedge	For trading
Interest rate:
Futures	101,831	—	—	—	—
Forwards	3,530,000	—	52,855	—	274,980
Swaps	139,967,836	10,102	322,586	102,634	204,743
Purchase options	50,000	—	81	—	—
Written options	360,000	—	—	—	10,595
Currency:
Forwards	111,318,517	—	5,630,127	—	1,799,433
Swaps	83,261,241	—	4,055,766	—	6,829,871
Purchase options	175,224	—	4,779	—	—
Written options	265,186	—	—	—	3,603
Equity:
Forwards	1,520	—	182	—	—
Swaps	7,698	—	—	—	1,401
Purchase options	1,767	—	1,005	—	—

Total	339,040,820	10,102	10,067,381	102,634	9,124,626

Derivatives held for trading are classified into financial assets at FVTPL (Note 7) and financial liabilities at FVTPL (Note 20), and derivatives held for hedging are presented as derivative assets and derivative liabilities in the statements of financial position.

(2)	Overview of the Bank’s hedge accounting

1)	Fair value hedge

As of December 31, 2025, the Bank has applied fair value hedge on fixed interest rate foreign currency denominated debentures amounting to 3,763,978 million Won, and Korean Won denominated debentures amounting to 282,646 million Won. The purpose of the hedging is to avoid fair value volatility risk of fixed interest rate foreign currency and Korean Won denominated debentures derived from fluctuations of market interest rate, and as such the Bank entered into interest rate swap agreements designated as hedging instruments.

According to the interest rate swap contract, an amount computed by multiplying the difference between the fixed and variable interest rate to the predetermined nominal amount will be exchanged. As a result, the fixed interest rate condition in the foreign currency and Korean Won denominated debentures will practically be converted into variable interest rate, thereby eliminating the risk of fair value fluctuation. Pursuant to the interest rate swap agreement, hedge ratio is determined by matching the nominal value to the face value of the hedging instrument.

In this hedging relationship, only the market interest rate fluctuation, which is the most significant part of the fair value change of the hedged item, is designated as the hedged risk, and other risk factors including credit risk are not included in the hedged risk. Therefore, the ineffective portion of the hedge could arise from fluctuations in the timing of the cash flow of the hedged item, price margin set by counterparty of hedging instrument, and unilateral change in credit risk of any party of hedging instrument.

The interest rate swap agreements and the hedged items are subject to fluctuations in the underlying market rate of interest and the Bank expects the value of the interest rate swap contract and the value of the hedged item to generally change in the opposite direction.

The fair value of the interest rate swap at the end of the reporting period is determined by discounting future cash flows estimated using the yield curve at the end of the reporting period and the credit risk embedded in the contract and the average interest rate is determined based on the outstanding balance at the end of the reporting period. The variable interest rate applied to the interest rate swap is Compounding SOFR or CD 3M plus spread. In accordance with the terms of each interest rate swap contract designated as a hedging instrument, the Bank receives interest at a fixed interest rate and pays interest at a variable interest rate.

2)	Hedges of net investment in foreign operations

Foreign currency exposure arises from the Bank’s net investments in New York branch, LA branch, Singapore branch and etc., which use USD as a functional currency. The risk arises from fluctuation in the spot exchange rate between USD and KRW. This may change the net investment amount.

The risk hedged from net investment hedging is the risk of fluctuations in KRW against USD, which could reduce the net investment carrying amount of the Bank in New York branch, LA branch, Singapore branch and etc.

Some of the Bank’s net investments in New York branch, LA branch, Singapore branch are hedged in USD-denominated foreign currency bonds (Carrying amount as of December 31, 2025: USD 92,000,000) and mitigated the exchange risk arising from the net assets of branch. The bond was designated as a hedging instrument for changes in the value of net investment resulting from fluctuations in the spot exchange rate of USD and KRW.

To assess the effectiveness of the hedge, the Bank determines the economic relationship between the hedging instrument and the hedged item by comparing (offsetting) changes in the amount of foreign investments and the carrying amount of liabilities due to spot exchange rate fluctuation. The Bank’s policy is to hedge its net investment only within the principal range of its liabilities.

(3)	The nominal amounts of the hedging instrument as of December 31, 2025 and 2024 are as follows (Unit: USD, and Korean Won in millions):

	December 31, 2025
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swaps (USD)	550,000,000	2,100,000,000	—	2,650,000,000
Interest rate swaps (KRW)	—	—	290,000	290,000
Hedges of net investment in foreign operations
Foreign exchange risk
Foreign currency denominated debentures (USD)	—	92,000,000	—	92,000,000

	December 31, 2024
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swaps (USD)	25,000,000	2,650,000,000	—	2,675,000,000
Interest rate swaps (KRW)	—	—	155,000	155,000
Hedges of net investment in foreign operations
Foreign exchange risk
Foreign currency denominated debentures (USD)	92,000,000	—	—	92,000,000

(4)	The average interest rate and average exchange rate of the hedging instrument as of December 31, 2025 and 2024 are as follows:

December 31, 2025
Fair value hedge
Interest rate risk
Interest rate swaps (USD)	Fixed 3.47% receipt and C.SOFR+1.06% floating paid
Interest rate swaps (KRW)	Fixed 3.94% receipt and CD 3M+0.01% floating paid
Hedges of net investment in foreign operations
Foreign exchange risk
Foreign currency denominated debentures (USD/KRW)	1,421.88

December 31, 2024
Fair value hedge
Interest rate risk
Interest rate swaps (USD)	Fixed 3.47% receipt and C.SOFR+1.06% floating paid
Interest rate swaps (KRW)	Fixed 4.52 % receipt and CD 3M+ 0.02% floating paid
Hedges of net investment in foreign operations
Foreign exchange risk
Foreign currency denominated debentures (USD/KRW)	1,363.09

(5)	Fair value hedge

1)	The amounts related to items designated as fair value hedging instruments as of December 31, 2025 and 2024 are as follows (Unit: USD and Korean Won in millions):

December 31, 2025
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Derivative assets
Interest rate swaps	USD 2,650,000,000			(Designated for hedging)
		37,010	27,050	Derivative liabilities	93,549
	290,000			(Designated for hedging)

December 31, 2024
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Derivative assets
Interest rate swaps	USD 2,675,000,000			(Designated for hedging)
		10,102	102,634	Derivative liabilities	5,265
	155,000			(Designated for hedging)

2)	Details of carrying amount to fair value hedged and amount adjusted due to hedge accounting as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025
	Carrying amounts of the hedging item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item (*)		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Foreign currency denominated debentures	—	3,763,978	—	29,538	Debentures	(91,877)
Korean Won denominated debentures	—	282,646	—	7,354	Debentures	11,117

(*)	The accumulated profit on foreign currency denominated debentures was 29,538 million Won, and the accumulated profit on Korean Won denominated debentures was 7,354 million Won as of December 31, 2025.

	December 31, 2024
	Carrying amounts of the hedging item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item (*)		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Foreign currency denominated debentures	—	3,792,388	—	124,647	Debentures	(12,758)
Korean Won denominated debentures	—	159,659	—	4,659	Debentures	(4,659)

(*)	The accumulated profit on foreign currency denominated debentures was 124,647 million Won, and the accumulated loss on Korean Won denominated debentures was 4,659 million Won as of December 31, 2024.

3)	Amounts recognized in profit or loss due to the ineffective portion of fair value hedges for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2025
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss
Fair value hedge	Interest rate risk	12,789	Other operating income, net

		For the year ended December 31, 2024
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss
Fair value hedge	Interest rate risk	(12,152)	Other operating expense, net

(6)	Hedges of net investment in foreign operations

1)	The amounts related to items designated as hedging instruments of net investments in foreign operations as of December 31, 2025 and 2024 are as follows (Unit: USD and Korean Won in millions):

	December 31, 2025
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the consolidated statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Hedges of net investment in foreign operations
Foreign exchange risk
Foreign currency denominated debentures	USD 92,000,000	—	132,011	Foreign currency denominated debentures	3,230

	December 31, 2024
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the consolidated statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Hedges of net investment in foreign operations
Foreign exchange risk
Foreign currency denominated debentures	USD 92,000,000	—	135,240	Foreign currency denominated debentures	(16,600)

2)	The amounts related to items designated as hedged items of net investments in foreign operations as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025
	Changing in fair value used for calculating hedge ineffectiveness	Balance of foreign currency translation reserve in hedge accounting
Hedges of net investment in foreign operations
Foreign exchange risk
Foreign operations net assets	(3,230)	(6,159)

	December 31, 2024
	Changing in fair value used for calculating hedge ineffectiveness	Balance of foreign currency translation reserve in hedge accounting
Hedges of net investment in foreign operations
Foreign exchange risk
Foreign operations net assets	16,600	(8,536)

3)

The amounts recognized in other comprehensive income and profit or loss related to net investment hedges in foreign operations for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

For the year ended December 31, 2025
	Other comprehensive income			Profit or loss
	Hedge gain or loss recognized in other comprehensive income	Income tax effect	Sub-total	Hedge ineffectiveness recognized in profit or loss	Line item recognizing ineffectiveness
Hedges of net investment in foreign operations					—
Foreign exchange risk	3,230	(853)	2,377	—	—

For the year ended December 31, 2024
	Other comprehensive income			Profit or loss
	Hedge gain or loss recognized in other comprehensive income	Income tax effect	Sub-total	Hedge ineffectiveness recognized in profit or loss	Line item recognizing ineffectiveness
Hedges of net investment in foreign operations					—
Foreign exchange risk	(16,600)	4,383	(12,217)	—	—

No amount was reclassified from reserve of hedges of net investment in foreign operations to profit or loss for the years ended December 31, 2025 and 2024.

27.	DEFERRED DAY 1 PROFITS OR LOSSES

Changes in deferred day 1 profits or losses for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Beginning balance	28	7,848
Amounts recognized in profits or losses	(28)	(7,820)

Ending balance	—	28

In case some variables to measure fair values of financial instruments are not observable in the market, valuation techniques are utilized to evaluate such financial instruments. Those financial instruments are recorded at the transaction price, even though there are differences noted between the transaction price and the fair value price produced by the valuation techniques at the time of acquisition. In addition, the difference between fair value and transaction price is deferred and amortized to maturity and reflected in profit or loss. The table above presents the difference yet to be realized as profit or losses for the years ended December 31, 2025 and 2024.

28.	SHARE CAPITAL AND CAPITAL SURPLUS

(1)	The number of authorized shares and others as of December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024
Shares of common stock authorized	5,000,000,000 Shares	5,000,000,000 Shares
Par value per share	5,000 Won	5,000 Won
Shares of common stock issued	716,000,000 Shares	716,000,000 Shares
Share capital	3,581,392 million Won	3,581,392 million Won

(2)	Details of capital surplus as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Capital in excess of par value	1,068,420	1,068,420

29.	HYBRID SECURITIES

The bond-type hybrid securities classified as owner’s equity as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	Issue date	Maturity date	Interest rate (%)	December 31, 2025	December 31, 2024
Hybrid securities in local currency	June 3, 2015	June 3, 2045	4.4	—	240,000
	September 21, 2022	—	5.2	320,000	320,000
	September 21, 2022	—	5.5	30,000	30,000
	October 16, 2023	—	5.4	300,000	300,000
Hybrid securities in foreign currency	July 24, 2024	—	6.4	761,805	761,805
	Issuance cost			(5,292)	(5,858)

	Total			1,406,513	1,645,947

The hybrid securities mentioned above are either without a maturity date or its maturity can be extended indefinitely at the maturity date without changing terms, and early redemption may be made after 5, 7 or 10 years from the issue date (Issuer Call). In addition, interest payments can be suspended or canceled at the Bank’s discretion.

30.	OTHER EQUITY

(1)	Details of other equity as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Accumulated other comprehensive income:
Net gain on valuation of financial assets at FVTOCI	4,392	50,263
Net gain on changes in credit risk of financial liabilities designated to be measured at FVTPL	1,274	1,348
Gain on foreign currency translation of foreign operations	15,303	24,470
Loss on evaluation of hedges of net investment in foreign operations	(6,159)	(8,536)
Remeasurement loss related to defined benefit plan	(93,304)	(72,427)

Sub-total	(78,494)	(4,882)

Other capital adjustments	(416)	(50,333)

Total	(78,910)	(55,215)

(2)	Changes in the accumulated other comprehensive income for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2025
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect (*)	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	50,263	18,007	(80,241)	16,363	4,392
Net gain (loss) on changes in credit risk of financial liabilities designated to be measured at FVTPL	1,348	(74)	—	—	1,274
Gain (loss) on foreign currency translation of foreign operations	24,470	(12,140)	—	2,973	15,303
Gain (loss) on evaluation of hedge of net investment in foreign operations	(8,536)	3,230	—	(853)	(6,159)
Remeasurement gain (loss) related to defined benefit plan	(72,427)	(30,289)	—	9,412	(93,304)

Total	(4,882)	(21,266)	(80,241)	27,895	(78,494)

(*)	Net loss on valuation of financial assets at FVTOCI includes 1,326 million Won which was transferred to retained earnings due to disposal of equity securities.

	For the year ended December 31, 2024
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect (*)	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	73,985	(19,001)	(13,230)	8,509	50,263
Net gain (loss) on changes in credit risk of financial liabilities designated to be measured at FVTPL	—	1,831	—	(483)	1,348
Gain (loss) on foreign currency translation of foreign operations	(9,050)	45,544	—	(12,024)	24,470
Gain (loss) on evaluation of hedge of net investment in foreign operations	3,681	(16,600)	—	4,383	(8,536)
Remeasurement gain (loss) related to defined benefit plan	(15,042)	(77,968)	—	20,583	(72,427)

Total	53,574	(66,194)	(13,230)	20,968	(4,882)

(*)	Net gain on valuation of financial assets at FVTOCI includes 53,539 million Won which was transferred to retained earnings due to disposal of equity securities.

31.	RETAINED EARNINGS

(1)	Details of retained earnings as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

		December 31, 2025	December 31, 2024
Legal reserve	Legal reserves in Korea	3,329,754	3,049,754
	Other legal reserve	33,239	33,239

	Sub-total	3,362,993	3,082,993

Voluntary reserve	Business rationalization reserve	8,000	8,000
	Reserve for financial structure improvement	235,400	235,400
	Additional reserve	8,576,104	8,576,104
	Regulatory reserve for credit loss	1,952,942	1,767,408
	Revaluation reserve	701,685	701,685

	Sub-total	11,474,131	11,288,597

Retained earnings before appropriation		6,715,185	6,115,176

Total		21,552,309	20,486,766

1)	Legal Reserve

In accordance with the Article 40, Banking Act of Korea, earned surplus reserve is appropriated at least one tenth of the earnings after tax on every dividend declaration, not exceeding the paid in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.

2)	Other legal reserve

Other legal reserves were appropriated in the branches located in Japan, India and Bangladesh according to the banking laws of Japan, India and Bangladesh, and may be used to offset any deficit incurred in those branches.

3)	Business rationalization reserve

Pursuant to the Restriction of Special Taxation Act, the Bank was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from 2002.

4)	Reserve for financial structure improvement

From 2002 to 2014, the Finance Supervisory Services recommended banks in Korea to appropriate at least 10 percent of net income after accumulated deficit for financial structure improvement, until tangible common equity ratio equals 5.5 percent. This reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital. The reserve and appropriation are an autonomous judgment matter of the Bank since 2015.

5)	Additional reserve

Additional reserve is a voluntary reserve to retain earnings for capital adequacy and soundness of the Bank’s operation.

6)	Regulatory reserve for credit loss

In accordance with paragraph 1 and 2 of Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if provisions for credit loss under K-IFRS for the accounting purpose are lower than provisions for credit loss under RSBB, the Bank is prohibited to provide dividends with the regulatory reserve.

7)	Revaluation reserve

Revaluation reserve is the amount of limited dividends set by the Board of Directors to be recognized as complementary capital when the gains or losses occurred in the property revaluation by adopting K-IFRS.

(2)	Statements of appropriations of retained earnings (plan) for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2025	2024
Unappropriated retained earnings:
Unappropriated retained earnings carried over from prior years	4,246,785	3,343,333
Disposal gain or loss in FVTOCI financial assets	(1,326)	53,540
Net income	2,558,860	2,794,552
Dividend on hybrid equity securities	(89,134)	(76,249)

	6,715,185	6,115,176

Transfer from retained earnings:
Regulatory reserve for credit loss	33,737	—

	33,737	—

Appropriation of retained earnings:
Legal reserve	256,000	280,000
Regulatory reserve for credit loss	224,576	185,534
Amortization of loss of repayment of hybrid equity securities	416	49,743
Business combination loss	—	590
Cash dividend (dividend per share (Dividend rate based on par value))	1,164,932	1,352,524
(2025: Common shares of 1,627 Won (33%)
2024: Common shares of 1,889 Won (38%))

	1,645,924	1,868,391

Unappropriated retained earnings to be carried forward to next year	5,102,998	4,246,785

32.	REGULATORY RESERVE FOR CREDIT LOSS

In accordance with Paragraph 1 and 2 of Article 29 of the Regulation on Supervision of Banking Business, the Bank calculates and discloses the regulatory reserve for credit loss.

(1)	Balances of the regulatory reserve for credit loss as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Regulatory reserve for credit loss	1,952,942	1,767,408
Planned provision for regulatory reserve for credit loss	224,576	185,534

Ending balance	2,177,518	1,952,942

(2)

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions, except for EPS amount):

	For the years ended December 31
	2025	2024
Net income	2,558,860	2,794,552
Required provision for regulatory reserve for credit loss	224,576	185,534
Adjusted net income after the provision for regulatory reserve	2,334,284	2,609,018
Adjusted EPS after the provision for regulatory reserve (Unit: Korean Won) (*)	3,136	3,537

(*)

For the years ended December 31, 2025 and 2024, it was calculated by deducting 89,134 million Won and 76,249 million Won, respectively, of dividends on hybrid securities from adjusted net income after the provision for regulatory reserve.

33.	DIVIDENDS

Dividends for the years ended December 31, 2025 and 2024 are 1,627 Won and 1,889 Won per share, respectively, and the total amount of dividends approved are 1,164,932 million Won and 1,352,524 million Won, respectively. Dividends as of December 31, 2025 will be proposed at the regular shareholders’ meeting scheduled on March 20, 2026.

34.	NET INTEREST INCOME

(1)	Interest income recognized for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Financial assets at FVTPL	111,864	120,688
Financial assets at FVTOCI	1,227,532	1,227,748
Securities at amortized cost	526,918	628,637
Loans and other financial assets at amortized cost:
Interest on due from banks	407,663	453,365
Interest on loans	14,085,257	15,516,770
Interest on other receivables	30,780	35,170

Sub-total	14,523,700	16,005,305

Total	16,390,014	17,982,378

(2)	Interest expense recognized for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Interest on deposits due to customers	7,396,318	8,904,688
Interest on borrowings	786,620	975,397
Interest on debentures	945,401	977,084
Interest on lease liability	11,731	12,892
Other interest expense	295,423	370,534

Total	9,435,493	11,240,595

35.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Fees and commissions received for brokerage	225,889	241,762
Fees and commissions received related to credit	134,366	151,860
Fees and commissions received for electronic finance	131,857	130,172
Fees and commissions received on foreign exchange handling	43,457	44,237
Fees and commissions received on foreign exchange	42,301	47,311
Fees and commissions received for guarantee	118,277	123,333
Fees and commissions received on securities business	59,512	48,230
Fees and commissions from trust management	203,895	178,352
Other fees	204,290	188,109

Total	1,163,844	1,153,366

(2)	Details of fees and commissions expense incurred for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Fees and commissions paid	199,785	179,992
Others	283	211

Total	200,068	180,203

36.	DIVIDEND INCOME

(1)	Details of dividend income recognized for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Dividend income related to financial assets at FVTPL
Dividends on equity securities	11,929	9,947
Dividends on capital contribution	76,871	96,918
Dividends on beneficiary certificates	345,493	332,818

Sub-total	434,293	439,683

Dividend income related to financial assets at FVTOCI
Dividends on equity securities	20,285	17,566
Dividends on capital contributions	40	160

Sub-total	20,325	17,726

Total	454,618	457,409

(2)	Details of dividends related to financial assets at FVTOCI for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Dividend income recognized from assets held
Equity securities	19,758	17,726
Dividend income generated from assets disposed
Equity securities	567	—

Total	20,325	17,726

37.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FVTPL

(1)	Details of net gain or loss on financial instruments at FVTPL for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Net gain on financial instruments at FVTPL	307,528	1,528,808
Net gain (loss) on financial instruments designated to be measured at FVTPL	389	(19,647)

Total	307,917	1,509,161

(2)	Details of net gain or loss on financial instruments at FVTPL for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2025	2024
Financial assets at FVTPL	Securities	Gain on transactions and valuation	395,956	604,282
		Loss on transactions and valuation	(568,897)	(215,363)

		Sub-total	(172,941)	388,919

	Loans	Gain on transactions and valuation	—	11,672

		Sub-total	—	11,672

	Other financial instruments	Gain on transactions and valuation	28,139	6,083
		Loss on transactions and valuation	(25,988)	(5,456)

		Sub-total	2,151	627

	Sub-total		(170,790)	401,218

Derivatives (for trading)	Interest rate derivatives	Gain on transactions and valuation	2,086,925	2,971,144
		Loss on transactions and valuation	(1,828,669)	(2,925,577)

		Sub-total	258,256	45,567

	Currency derivatives	Gain on transactions and valuation	9,039,116	14,757,417
		Loss on transactions and valuation	(8,818,990)	(13,664,289)

		Sub-total	220,126	1,093,128

	Equity derivatives	Gain on transactions and valuation	111	1,182,989
		Loss on transactions and valuation	(175)	(1,194,094)

		Sub-total	(64)	(11,105)

	Sub-total		478,318	1,127,590

	Total		307,528	1,528,808

(*)

The Bank manages currency risk based on a comprehensive position that includes both domestic and international spot and futures foreign exchange positions. Details on gains and losses related to foreign exchange are described in Notes 40. (2) and (3).

(3)	Details of net gain or loss on financial instruments designated to be measured at FVTPL for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Net gain (loss) on deposits due to customers:
Net gain (loss) on valuation of time deposit	389	(19,647)

38.	NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI

Details of net gain or loss on financial assets at FVTOCI recognized for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Gain on disposal of securities	137,515	92,107

39.	REVERSAL OF (PROVISION FOR) EXPECTED CREDIT LOSS ALLOWANCE

Reversal of (provision for) expected credit loss allowance for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Provision for expected credit loss allowance on financial assets measured at FVTOCI	(8,595)	(8,865)
Reversal of (provision for) expected credit loss allowance on securities at amortized cost	(335)	3,233
Provision for expected credit loss allowance on loans and other financial assets at amortized cost	(814,273)	(707,189)
Reversal of (provision for) provision on guarantee	(8,590)	7,020
Reversal of unused loan commitments	4,673	7,536

Total	(827,120)	(698,265)

40.	GENERAL ADMINISTRATIVE EXPENSES AND OTHER OPERATING INCOME (EXPENSES), NET

(1)	Details of general and administrative expenses recognized for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2025	2024
Employee benefits	Short-term employee benefits	Salaries	1,474,808	1,396,958
		Employee benefits	599,084	524,809
	Share-based payments		50,934	23,261
	Retirement benefit service costs		156,446	111,117
	Termination benefits		169,013	(3,485)

	Sub-total		2,450,285	2,052,660

Depreciation and amortization			378,054	351,410

Other general and administrative expenses	Rent		81,158	79,766
	Taxes and public dues		148,982	151,414
	Service charges		239,268	226,428
	Computer and IT related		184,921	168,620
	Telephone and communication		47,472	45,041
	Advertising		167,316	140,399
	Printing		3,447	4,081
	Traveling		8,221	7,311
	Supplies		4,979	5,087
	Insurance premium		2,777	2,639
	Maintenance		13,261	13,795
	Water, light and heating		14,545	14,723
	Vehicle maintenance		6,560	6,783
	Others		106,216	57,067

	Sub-total		1,029,123	923,154

	Total		3,857,462	3,327,224

(2)	Details of other operating income recognized for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Gain on transactions of foreign exchange	1,386,918	661,501
Gain on derivatives (designated for hedging)	102,915	40,843
Gain on fair value hedged items	12,013	25,469
Others	2,677	881

Total	1,504,523	728,694

(*)

The Bank manages currency risk based on a comprehensive position that includes both domestic and international spot and futures foreign exchange positions. Details on gains and losses related to derivatives are described in Note 37. (2).

(3)	Details of other operating expenses recognized for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Loss on transactions of foreign exchange (*1)	1,010,813	1,693,920
KDIC deposit insurance premium	479,229	492,443
Contribution to miscellaneous funds	522,390	526,544
Loss on derivatives (designated for hedging)	9,532	24,252
Loss on fair value hedged items	92,138	64,571
Others (*2)	112,838	146,525

Total	2,226,940	2,948,255

(*1)

The Bank manages currency risk based on a comprehensive position that includes both domestic and international spot and futures foreign exchange positions. Details on gains and losses related to derivatives are described in Note 37. (2).

(*2)	‘Others’ for the years ended December 31, 2025 and 2024, include 32,495 million Won and 28,509 million Won, respectively, of amortization expenses for intangible assets.

(4)	Share-based Payment

Details of performance condition share-based payment granted to executives as of December 31, 2025 and 2024 are as follows:

1)	Performance condition share-based payment

Subject to		Shares granted for the year 2021 (*4)
Type of payment		Cash-settled
Vesting period		January 1, 2021 ~ December 31, 2024
Date of payment		January 1, 2025
Fair value (Unit: Korean Won) (*1)		—
Valuation method		—
Dividend yield		—
Expected maturity		—
Number of shares measured as of the closing date (*2),(*3)	As of December 31, 2025	—
	As of December 31, 2024	865,494 shares
Subject to		Shares granted for the year 2022
Type of payment		Cash-settled
Vesting period		January 1, 2022 ~ December 31, 2025
Date of payment		January 1, 2026
Fair value (Unit: Korean Won) (*1)		27,713
Valuation method		Black-Scholes Model
Dividend yield		7.300%
Expected maturity		0 year
Number of shares measured as of the closing date (*2),(*3)	As of December 31, 2025	737,601 shares
	As of December 31, 2024	737,601 shares

Subject to		Shares granted for the year 2023
Type of payment		Cash-settled
Vesting period		January 1, 2023 ~ December 31, 2026
Date of payment		January 1, 2027
Fair value (Unit: Korean Won) (*1)		25,763
Valuation method		Black-Scholes Model
Dividend yield		7.300%
Expected maturity		1 year
Number of shares measured as of the closing date (*2),(*3)	As of December 31, 2025	755,920 shares
	As of December 31, 2024	755,920 shares
Subject to		Shares granted for the year 2024
Type of payment		Cash-settled
Vesting period		January 1, 2024 ~ December 31, 2027
Date of payment		January 1, 2028
Fair value (Unit: Korean Won) (*1)		23,949
Valuation method		Black-Scholes Model
Dividend yield		7.300%
Expected maturity		2 years
Number of shares measured as of the closing date (*2),(*3)	As of December 31, 2025	1,189,935 shares
	As of December 31, 2024	1,189,935 shares
Subject to		Shares granted for the year 2025
Type of payment		Cash-settled
Vesting period		January 1, 2025 ~ December 31, 2028
Date of payment		January 1, 2029
Fair value (Unit: Korean Won) (*1)		22,263
Valuation method		Black-Scholes Model
Dividend yield		7.300%
Expected maturity		3 years
Number of shares measured as of the closing date (*2),(*3)	As of December 31, 2025	875,569 shares
	As of December 31, 2024	- shares

(*1)

As of December 31, 2025, the fair value calculated using the Black-Scholes model was used to measure liabilities by reflecting the average dividend rate for the past four years to the stock price of the weighted average of Woori Financial Group’s trading volume for the past week, month and two months.

(*2)

At the initial point in time (January 1st of each fiscal year), the maximum number of shares granted is determined. The final number of shares to be paid is confirmed based on the evaluation results of long-term performance indicators over a total of four years, including the current year. The final compensation is then paid in cash, reflecting the stock price at the time of payment. The long-term performance indicators include relative shareholder returns, common Equity Tier 1 capital ratio, net income, return on equity (ROE), cost-to-income ratio (C/I ratio), non-performing loan ratio, and performance in assigned duties.

(*3)	As of December 31, 2025, the remaining quantity and granted quantity are the same.
(*4)	It has been fully paid as of December 31, 2025.

2)

The Bank accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring per every closing period. As of December 31, 2025 and 2024, the book value of the liabilities related to the performance condition share-based payments recognized by the Bank is 87,906 million Won and 50,674 million Won, respectively.

41.	OTHER NON-OPERATING INCOME (EXPENSES)

(1)	Details of gains or losses on valuation of investments in subsidiaries and associates recognized for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Impairment loss	5,368	2,386

(2)	Details of other non-operating income and expenses recognized for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Other non-operating income	142,432	145,933
Other non-operating expenses	(267,998)	(174,773)

Total	(125,566)	(28,840)

(3)	Details of other non-operating income recognized for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Rental fee income	28,330	29,338
Dividend gains on investment in subsidiaries and associates	43,187	73,339
Equity method trading income	—	12,609
Gains on disposal of assets held for sale	33,598	—
Gains on disposal of properties and equipment, intangible assets and other assets	6,177	337
Others	31,140	30,310

Total	142,432	145,933

(4)	Details of other non-operating expenses recognized for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Depreciation on investment properties	5,355	7,810
Interest expenses of rent leasehold deposits	1,113	1,631
Losses on disposal of properties and equipment, intangible assets and other assets	1,379	1,435
Impairment loss of properties and equipment, intangible assets and other assets	360	217
Donation	143,444	111,022
Others (*)	116,347	52,658

Total	267,998	174,773

(*)	Other special losses related to other provisions for the years ended December 31, 2025 and 2024 are 98,913 million Won and 31,023 million Won, respectively.

42.	INCOME TAX EXPENSE

(1)	Details of income tax expenses for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Current tax expense
Current tax expense in respect of the current year	1,012,014	474,798
Adjustments recognized in the current period in relation to the current tax of prior periods	8,735	(32,584)
Current tax charged to other equity directly	(853)	4,383

Sub-total	1,019,896	446,597

Deferred tax expense
Change in deferred tax assets (liabilities) relating to the temporary differences	(298,903)	404,805
Deferred tax charged to other equity directly	28,748	16,585

Sub-total	(270,155)	421,390

Income tax expense	749,741	867,987

(2)	Income tax expenses reconciled to net income before income tax expense for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Net income before income tax expense	3,308,601	3,662,539
Tax calculated at statutory tax rate (*)	863,109	956,548
Adjustments
Effect of income that is exempt from taxation	(29,990)	(30,868)
Effect of expense not deductible in determining taxable profit	22,413	11,816
Adjustments recognized in the current period in relation to the current tax of prior periods	8,735	(32,584)
Effect of income tax expense that is resulting from consolidated tax return	(111,659)	(66,172)
Others	(2,867)	29,247

Sub-total	(113,368)	(88,561)

Income tax expense	749,741	867,987

Effective tax rate	22.7%	23.7%

(*)

The applicable income tax rate; 1) 9.9% for below 200 million Won, 2) 20.9% for above 200 million Won and below 20 billion Won, 3) 23.1% for above 20 billion Won and below 300 billion Won, 4) 26.4% for above 300 billion Won.

(3)	Changes in cumulative temporary differences for the years ended December 31, 2025 and 2024, are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2025
	Beginning balance	Recognized as income (loss)	Recognized as other comprehensive income (loss)	Ending balance
Gain (loss) on financial assets	(253,137)	90,877	16,363	(145,897)
Gain (loss) on valuation of derivatives	(226,996)	46,903	—	(180,093)
Accrued income	(112,273)	(7,751)	—	(120,024)
Provision for loan losses	18,957	10,121	—	29,078
Loans and receivables written off	4,494	210	—	4,704
Loan origination costs and fees	(161,273)	41,046	—	(120,227)
Defined benefit liability	439,587	46,079	9,412	495,078
Deposits with employee retirement insurance trust	(463,300)	(68,765)	—	(532,065)
Provision for guarantee	5,594	1,412	—	7,006
Other provision	107,006	15,432	—	122,438
Others	(135,731)	94,591	2,973	(38,167)

Net deferred tax assets (liabilities)	(777,072)	270,155	28,748	(478,169)

	For the year ended December 31, 2024
	Beginning balance	Recognized as income (loss)	Recognized as other comprehensive income (loss)	Ending balance
Gain (loss) on financial assets	(146,804)	(114,842)	8,509	(253,137)
Gain (loss) on valuation of derivatives	49,556	(276,552)	—	(226,996)
Accrued income	(128,508)	16,235	—	(112,273)
Provision for loan losses	879	18,078	—	18,957
Loans and receivables written off	4,382	112	—	4,494
Loan origination costs and fees	(145,464)	(15,809)	—	(161,273)
Defined benefit liability	373,503	45,500	20,584	439,587
Deposits with employee retirement insurance trust	(445,731)	(17,569)	—	(463,300)
Provision for guarantee	7,803	(2,209)	—	5,594
Other provision	150,961	(43,955)	—	107,006
Others	(92,845)	(30,379)	(12,507)	(135,731)

Net deferred tax assets (liabilities)	(372,268)	(421,390)	16,586	(777,072)

(4)	Unrealizable temporary differences as of December 31, 2025 and 2024, are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Deductible temporary differences	264,208	258,693
Taxable temporary differences	(108,055)	(108,055)

Total	156,153	150,638

No deferred income tax asset has been recognized for the deductible temporary difference of 264,208 million Won associated with investments in subsidiaries as of December 31, 2025, because it is not probable that the temporary differences will be reversed in the foreseeable future.

No deferred income tax liability has been recognized for the taxable temporary difference of 108,055 million Won associated with investment in subsidiaries as of December 31, 2025, due to the following reasons:

•	The Bank can control the timing of the reversal of the temporary differences.

•	It is probable that the temporary differences will not be reversed in the foreseeable future.

(5)	Details of accumulated deferred tax charged directly to other equity as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Net loss on valuation of financial assets at FVTOCI	(1,667)	(18,030)
Net loss on changes in credit risk of financial liabilities designated to be measured at FVTPL	(483)	(483)
Net loss on foreign currency translation of foreign operations	(5,805)	(8,778)
Net gain on evaluation of hedges of net investment in foreign operations	2,102	2,955
Remeasurement gain related to defined benefit plan	35,391	25,979

Total	29,538	1,643

(6)	Current tax assets and liabilities as of December 31, 2025 and 2024, are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Current tax assets	26,747	33,122
Current tax liabilities	676,845	76,361

(7)	Impact of Pillar Two income taxes

Under the Pillar 2 legislation, the Bank is required to pay top-up taxes on the difference between the GloBE effective tax rate of each constituent entity’s jurisdiction and the minimum tax rate of 15%. The Bank recognized income tax expense amounting to 1,569 million Won for the year ended December 31, 2025. The Bank applied the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income Taxes.

43.	EARNINGS PER SHARE (“EPS”)

(1)

Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding for the years ended December 31, 2025 and 2024 (Unit: Korean Won in millions, except for EPS and number of shares):

	For the years ended December 31
	2025	2024
Net income for the period attributable to common shareholders	2,558,860	2,794,552
Dividends to hybrid securities	(89,134)	(76,249)
Net income attributable to common shareholders	2,469,726	2,718,303
Weighted average number of common shares outstanding (Unit: million shares)	716	716
Basic EPS (Unit: Korean Won)	3,449	3,797

(2)	The weighted average number of common shares outstanding for the years ended December 31, 2025 and 2024 are as follows:

	For the year ended December 31, 2025
	Period	Number of shares	Days	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2025-01-01 ~ 2025-12-31	716,000,000	365	261,340,000,000

Sub-total (①)				261,340,000,000

Weighted average number of common shares outstanding (②=(①/365))				716,000,000

	For the year ended December 31, 2024
	Period	Number of shares	Days	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2024-01-01 ~ 2024-12-31	716,000,000	366	262,056,000,000

Sub-total (①)				262,056,000,000

Weighted average number of common shares outstanding (②=(①/366))				716,000,000

Diluted EPS is equal to basic EPS because there is no dilution effect for the years ended December 31, 2025 and 2024.

44.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025 (*)	December 31, 2024 (*)
Confirmed guarantees
Guarantee for loans	69,961	60,571
Acceptances	241,934	202,342
Guarantees in acceptances of imported goods	66,879	63,488
Other confirmed guarantees	11,419,406	10,893,270

Sub-total	11,798,180	11,219,671

Unconfirmed guarantees
Local letter of credit	146,464	163,053
Letter of credit	2,541,397	3,120,971
Other unconfirmed guarantees	1,277,778	1,465,226

Sub-total	3,965,639	4,749,250

Commercial paper purchase commitments and others	2,685,127	2,734,770

Total	18,448,946	18,703,691

(*)	Includes financial guarantees of 7,911,285 million Won and 6,978,786 million Won as of December 31, 2025 and December 31, 2024, respectively.

(2)	Details of loan commitments and others as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Loan commitments	86,157,613	88,385,611
Other commitments	7,520,384	6,871,259

(3)	Litigation case

Legal cases where the Bank is involved as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions except for number of cases):

	December 31, 2025		December 31, 2024
	As plaintiff	As defendant	As plaintiff	As defendant
Number of cases (*)	28 cases	187 cases	19 cases	195 cases
Amount of litigation	277,374	216,653	257,936	232,073
Provisions for litigations		46,594		14,383

(*)

The number of cases as of December 31, 2025 and 2024 does not include cases such as loan-related execution or simple extension of loan prescription, litigation where the substantive party is not the Bank, or fraudulent lawsuits.

45.	RELATED PARTY TRANSACTIONS

Related parties of the Bank as of December 31, 2025 and its assets and liabilities recognized as of December 31, 2025 and 2024 and major transactions with related parties for the years ended December 31, 2025 and 2024 and compensation to key management are as follows:

(1)	Related parties

Related parties
Parent company	Woori Financial Group Inc.

Subsidiaries	Woori America Bank, PT Bank Woori Saudara Indonesia 1906 Tbk, Woori Global Markets Asia Limited, Woori Bank China Limited, AO Woori Bank, Banco Woori Bank do Brasil S.A., Korea BTL Infrastructure Fund, Woori Bank (Cambodia) PLC, Woori Finance Myanmar Co., Ltd., Wealth Development Bank, Woori Bank Vietnam Limited, Woori Bank Europe, Woori Bank Principal Guaranteed Trust and Woori Bank Principal and Interest Guaranteed Trust (Consolidated Trusts), Jeonju Iwon Ltd. and 42 structured entities (Consolidated structured entities), Heungkuk Global Private Placement Investment Trust No. 1 and 15 beneficiary certificates (Consolidated beneficiary certificates)

Associates	W Service Networks Co., Ltd., Korea Credit Bureau Co., Ltd., Korea Finance Security Co., Ltd., LOTTE CARD Co., Ltd., K BANK Co., Ltd., and others (Dongwoo C & C Co., Ltd. and 39 associates)

Other related parties	Tong Yang Life Insurance Co.,Ltd. and its subsidiaries and associates(*1), Woori Card Co., Ltd. and its subsidiaries, Woori Financial Capital Co., Ltd. and its subsidiaries and associates, Woori Investment Securities Co., Ltd. and its subsidiaries and associates (*2), ABL Life Insurance Co.,Ltd. and its subsidiaries and associates(*1), Woori Asset Trust Co., Ltd., Woori Savings Bank, Woori Financial F&I Co., Ltd. and its subsidiaries and associates, Woori Asset Management Co., Ltd. and its subsidiaries and associates, Woori Venture Partners Co., Ltd. and its subsidiaries and associates, Woori Private Equity Asset Management Co., Ltd. and its associates, Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Godo Kaisha Oceanos No. 1, JC Assurance Private Equity Partnership No. 2, IGEN 2022 Private Equity Fund No. 1, etc.

(*1)

Tong Yang Life Insurance Co.,Ltd. and its subsidiaries and associates and ABL Life Insurance Co.,Ltd. and its subsidiaries and associates were incorporated into Woori Financial Group for the year ended December 31, 2025.

(*2)	Woori Investment Bank Co., Ltd. was renamed to Woori Investment Securities Co., Ltd. following a merger with Korea Foss Securities Co., Ltd. for the year ended December 31, 2024.

(2)	Major assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related parties		A title of account	December 31, 2025	December 31, 2024
Parent company	Woori Financial Group Inc.	Other assets	27,364	33,632
		Deposits due to customers	489,321	1,285,912
		Other liabilities	652,362	63,893
Subsidiaries	Woori America Bank	Cash and cash equivalents	377,580	528,095
		Other assets	6	3
	PT Bank Woori Saudara Indonesia 1906 Tbk	Cash and cash equivalents	39,297	45,884
		Loans	559,611	205,800
		Expected credit loss allowance	(1,140)	(412)
		Other assets	411	48
	Woori Global Markets Asia Limited	Loans	446,142	415,455
		Expected credit loss allowance	(263)	(235)
		Other assets	2,517	55
		Deposits due to customers	20,712	8,371
		Other liabilities	14	—

Related parties	A title of account	December 31, 2025	December 31, 2024
Woori Bank China Limited	Cash and cash equivalents	47,869	61,263
	Other assets	17,377	13,313
	Deposits due to customers	188,266	389,395
	Borrowings	457,518	43,405
	Other liabilities	17,352	13,303
AO Woori Bank	Cash and cash equivalents	7,626	74,761
	Loans	171,870	155,932
	Expected credit loss allowance	(1,163)	(1,110)
	Other assets	23,834	15,459
	Deposits due to customers	8,861	6,119
Woori Finance Myanmar Co., Ltd.	Loans	15,497	10,114
	Expected credit loss allowance	(31)	(19)
	Other assets	120	16
	Other liabilities	42	241
Woori Bank Vietnam Limited	Cash and cash equivalents	28,660	15,064
	Loans	365,866	29,844
	Expected credit loss allowance	(731)	(58)
	Derivative assets	4	—
	Other assets	1,858	70
	Deposits due to customers	8,988	2,423
	Borrowings	903,745	44,100
	Other liabilities	308	1,175
Woori Bank (Cambodia) PLC	Loans	71,745	308,700
	Expected credit loss allowance	(144)	(592)
	Other assets	6	3
	Other liabilities	403	328
Woori Bank Europe	Cash and cash equivalents	124,141	3,426
	Loans	432,749	478,495
	Expected credit loss allowance	(1,309)	(1,083)
	Other assets	4,093	7,200
	Borrowings	29,884	81,327
Banco Woori Bank do Brasil S.A.	Loans	7,246	8,232
	Expected credit loss allowance	(4)	(5)
	Other assets	43	57
Wealth Development Bank	Loans	14,349	—
	Expected credit loss allowance	(29)	—
	Other assets	314	—
	Other liabilities	70	120
Korea BTL Infrastructure Fund	Other assets	9	9
Consolidated trusts	Other liabilities	151,307	105,332
Consolidated structured entities	Loans	6,784	8,759
	Expected credit loss allowance	(26)	(27)
	Derivative assets	5,594	14,027
	Other assets	585	243
	Deposits due to customers	9,136	6,600
	Derivative liabilities	3,201	720
	Other liabilities	8,875	9,064

Related parties		A title of account	December 31, 2025	December 31, 2024
	Consolidated beneficiary certificates	Derivative liabilities	937	2,003
Associates	W Service Networks Co., Ltd.	Deposits due to customers	3,009	3,054
		Other liabilities	316	309
	Korea Credit Bureau Co., Ltd.	Deposits due to customers	2,615	780
		Other liabilities	10	—
	Korea Finance Security Co., Ltd.	Loans	3,400	3,200
		Expected credit loss allowance	(23)	(42)
		Deposits due to customers	2,138	1,145
		Other liabilities	1	3
	LOTTE CARD Co., Ltd.	Loans	14,349	14,700
		Expected credit loss allowance	(29)	(28)
		Derivative assets	564	1,075
		Other assets	62	48
		Deposits due to customers	22,869	20,207
		Derivative liabilities	807	—
		Other liabilities	289	273
	K BANK Co., Ltd.	Other assets	43	—
		Other liabilities	158,668	193,719
	Others (*)	Loans	—	41
		Deposits due to customers	1,830	1,993
		Other liabilities	541	232
Other related parties	Tong Yang Life Insurance Co.,Ltd. and its subsidiaries and associates	Derivative assets	31,821	—
		Other assets	266,487	—
		Deposits due to customers	94,371	—
		Derivative liabilities	827	—
		Other liabilities	8,328	—
	Woori Card Co., Ltd. and its subsidiaries	Loans	5,740	5,880
		Expected credit loss allowance	(40)	(39)
		Derivative assets	102	315
		Other assets	14,047	12,943
		Borrowings	22,733	48,464
		Deposits due to customers	67,039	25,482
		Derivative liabilities	32,449	69,580
		Other liabilities	23,537	26,262
	Woori Investment Securities Co., Ltd. and its subsidiaries and associates	Deposits due to customers	399,312	990,946
		Other liabilities	1,942	2,811
	ABL Life Insurance Co.,Ltd. and its subsidiaries and associates	Deposits due to customers	8,286	—
		Other liabilities	70	—
	Woori FIS Co., Ltd.	Other assets	177	111
		Deposits due to customers	9,082	6,968
		Other liabilities	15,682	17,631
	Woori Private Equity Asset Management Co., Ltd. and its associates	Derivative assets	—	255
		Deposits due to customers	15,408	12,730
		Other liabilities	18	1
	Woori Finance Research Institute Co., Ltd.	Deposits due to customers	1,301	1,839
		Other liabilities	553	534
	Woori Credit Information Co., Ltd.	Other assets	6	7
		Deposits due to customers	14,039	9,469
		Other liabilities	9,852	9,857

Related parties	A title of account	December 31, 2025	December 31, 2024
Woori Fund Service Co., Ltd.	Deposits due to customers	20,939	17,910
	Other liabilities	1,592	1,681
Woori Asset Management Co., Ltd. and its subsidiaries and associates	Deposits due to customers	33,797	21,302
Woori Asset Trust Co., Ltd.	Deposits due to customers	93,370	198,773
	Other liabilities	116	253
Woori Financial Capital Co., Ltd. and its subsidiaries and associates	Deposits due to customers	79,619	473,951
	Other liabilities	8,084	6,177
Woori Financial F&I Co., Ltd. and its subsidiaries and associates	Loans	—	4,900
	Expected credit loss allowance	—	(9)
	Deposits due to customers	10,185	13,984
	Other liabilities	86	178
Woori Japan General Type Private Real Estate Feeder Investment Trust No. 1-1 and its subsidiaries	Derivative liabilities	—	1
Woori Savings Bank	Other assets	18	14
Godo Kaisha Oceanos No. 1	Loans	—	38,770
	Expected credit loss allowance	—	(272)
	Other assets	—	63
Woori Venture Partners Co., Ltd. and its subsidiaries and associates	Deposits due to customers	56,120	78,494
	Other liabilities	189	359
JC Assurance Private Equity Partnership No. 2	Deposits due to customers	1	28
IGEN 2022 Private Equity Fund No. 1	Deposits due to customers	428	427

(*)	Others include Win Mortgage Co., Ltd., Dongwoo C & C Co., Ltd. and others as of December 31. 2025 and 2024.

(3)	Major gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the years ended December 31
Related parties		A title of account	2025	2024
Parent company	Woori Financial Group Inc.	Fees income	19	19
		Other income	4,400	4,277
		Interest expenses	27,356	51,778
		Fees expenses	1,815	1,625
Subsidiaries	Woori America Bank	Interest income	—	347
		Fees income	562	432
		Other income	198	210
		Reversal of impairment losses due to credit loss	—	(11)
	PT Bank Woori Saudara Indonesia 1906 Tbk	Interest income	19,577	17,856
		Dividends income	9,451	16,697
		Fees income	640	254
		Provision of impairment losses due to credit loss	729	213
	Woori Global Markets Asia Limited	Interest income	21,235	23,387
		Fees income	193	150
		Interest expenses	149	—
		Provision (Reversal) of impairment losses due to credit loss	28	(14)
	Woori Bank China Limited	Interest income	71	48
		Fees income	660	579
		Gain on derivatives	33,057	54,050
		Interest expenses	3,171	444
		Fees expenses	237	217
		Loss on derivatives	47,258	10,824
	AO Woori Bank	Interest income	7,073	7,306
		Fees income	1	1
		Provision (Reversal) of impairment losses due to credit loss	53	(2,460)
	Banco Woori Bank do Brasil S.A.	Interest income	564	725
		Fees income	21	29
		Reversal of impairment losses due to credit loss	—	2
	Wealth Development Bank	Interest income	135	—
		Fees income	250	13
		Provision (Reversal) of impairment losses due to credit loss	(34)	81
	Korea BTL Infrastructure Fund	Dividends income	23,669	24,374
		Fees income	74	73
	Woori Finance Myanmar Co., Ltd.	Interest income	768	718
		Fees income	186	204
		Provision (Reversal) of impairment losses due to credit loss	(83)	22

			For the years ended December 31
Related parties		A title of account	2025	2024
	Woori Bank Vietnam Limited	Interest income	3,402	1,335
		Dividends income	—	6,483
		Fees income	1,516	515
		Gain on derivatives	4	1
		Interest expenses	5,011	12,951
		Provision (Reversal) of impairment losses due to credit loss	660	(546)
	Woori Bank (Cambodia) PLC	Interest income	10,026	30,337
		Fees income	484	492
		Reversal of impairment losses due to credit loss	(374)	(708)
	Woori Bank Europe	Interest income	11,113	20,034
		Fees income	400	124
		Provision (Reversal) of impairment losses due to credit loss	226	(1,092)
	Consolidated trusts	Other income	6,217	5,728
		Interest expenses	3,650	3,547
	Consolidated beneficiary certificates	Gain on derivatives	1,066	—
		Loss on derivatives	—	988
	Consolidated structured entities	Interest income	328	573
		Fees income	23,912	22,895
		Gain on derivatives	361	9,869
		Interest expenses	6	5
		Loss on derivatives	10,951	909
		Provision (Reversal) of impairment losses due to credit loss	92	(1,585)
Associates	W Service Networks Co., Ltd.	Dividends income	5	5
		Other income	37	35
		Interest expenses	30	37
	Korea Credit Bureau Co., Ltd.	Dividends income	90	90
		Interest expenses	10	—
	Korea Finance Security Co., Ltd.	Interest income	152	142
		Interest expenses	2	3
		Reversal of impairment losses due to credit loss	(22)	(30)
	LOTTE CARD Co., Ltd.	Interest income	1,503	1,581
		Fees income	3,416	3,739
		Dividends income	7,743	15,591
		Gain on derivatives	248	1,075
		Interest expenses	2,593	4,127
		Loss es on derivatives	1,318	457
		Provision of impairment losses due to credit loss	17	12
	K BANK Co., Ltd.	Other expenses	2	—
	Others (*)	Dividends income	2,229	10,100

			For the years ended December 31
Related parties		A title of account	2025	2024
		Interest expenses	14,016	18,044
Other related parties	Tong Yang Life Insurance Co.,Ltd. and its subsidiaries and associates	Fees income	8,809	—
		Gain on derivatives	20,410	—
		Other income	3,716	—
		Interest expenses	1,221	—
		Other expenses	2,513	—
	Woori Card Co., Ltd. and its subsidiaries	Interest income	1,082	974
		Fees income	70,655	89,354
		Gain on derivatives	1,924	2,865
		Other income	1,212	1,119
		Interest expenses	357	163
		Fees expenses	821	684
		Loss on derivatives	589	45,027
		Provision (Reversal) of impairment losses due to credit loss	9	(12)
		Other expenses	7	—
	Woori Investment Securities Co., Ltd. and its subsidiaries and associates	Interest income	156	5
		Fees income	3,410	2,874
		Other income	—	1,098
		Interest expenses	138	107
		Fees expenses	40	47
		Provision (Reversal) of impairment losses due to credit loss	9	(14)
		Other expenses	577	91
	ABL Life Insurance Co.,Ltd. and its subsidiaries and associates	Fees income	8,036	—
		Interest expenses	23	—
		Other expenses	70	—
	Woori FIS Co., Ltd.	Fees income	355	681
		Other income	8,150	7,725
		Interest expenses	135,201	135,264
	Woori Private Equity Asset Management Co., Ltd. and its associates	Fees income	22	23
		Gain on derivatives	—	255
		Interest expenses	316	553
		Loss on derivatives	109	268
	Woori Finance Research Institute Co., Ltd.	Fees income	23	20
		Other income	818	806
		Interest expenses	62	78
	Woori Credit Information Co., Ltd.	Fees income	95	91
		Other income	447	765
		Interest expenses	347	507
		Fees expenses	14,081	17,249
	Woori Fund Service Co., Ltd.	Fees income	51	51
		Other income	295	384
		Interest expenses	519	587
		Fees expenses	21	35

		For the years ended December 31
Related parties	A title of account	2025	2024
Woori Asset Management Co., Ltd. and its subsidiaries and associates	Fees income	100	89
	Interest expenses	84	25
Woori Asset Trust Co., Ltd.	Fees income	216	262
	Interest expenses	3,006	5,538
	Fees expenses	5,360	11,905
Woori Financial Capital Co., Ltd. and its subsidiaries and associates	Fees income	4,405	3,965
	Interest expenses	58	47
	Loss on derivatives	—	6
	Provision (Reversal) of impairment losses due to credit loss	11	(6)
	Other expenses	5,297	1,857
Woori Financial F&I Co., Ltd. and its subsidiaries and associates	Interest income	1,672	9,739
	Fees income	908	576
	Interest expenses	17	15
	Reversal of impairment losses due to credit loss	(100)	(707)
Woori Savings Bank	Fees income	482	925
Woori Venture Partners Co., Ltd.	Fees income	143	—
	Interest expenses	1,968	1,523
Woori Japan General Type Private Real Estate Feeder Investment Trust No.1-1 and its subsidiaries	Interest income	—	196
	Reversal of impairment losses due to credit loss	—	(14)
	Loss on derivatives	—	465
Godo Kaisha Oceanos No. 1	Interest income	354	702
	Provision (Reversal) of impairment losses due to credit loss	(272)	214
IGEN 2022 Private Equity Fund No.1	Interest expenses	—	1
WOORI ZIP 1	Interest income	—	59
	Reversal of impairment losses due to credit loss	—	(1)
WOORI ZIP 2	Interest income	—	84
	Reversal of impairment losses due to credit loss	—	(1)
Woori Japan General Type Private Real Estate Feeder Investment Trust No.2-1	Loss on derivatives	—	44

(*)	Others include Win Mortgage Co., Ltd., Dongwoo C & C Co., Ltd. and others as of December 31, 2025 and 2024.

(4)	Major loan transactions with related parties for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2025
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*)
Subsidiaries	PT Bank Woori Saudara Indonesia 1906 Tbk	205,800	675,007	329,520	8,324	559,611
	Woori Global Markets Asia Limited	415,455	1,281,672	1,244,315	(6,670)	446,142
	Woori Bank China Limited	—	94,580	94,580	—	—
	AO Woori Bank	155,932	538,208	535,964	13,694	171,870
	Banco Woori Bank do Brasil S.A.	8,232	18,487	19,273	(200)	7,246
	Wealth Development Bank	—	15,780	1,465	34	14,349
	Woori Finance Myanmar Co., Ltd.	10,114	5,625	—	(242)	15,497
	Woori Bank Vietnam Limited	29,844	1,129,636	791,852	(1,762)	365,866
	Woori Bank (Cambodia) PLC	308,700	—	229,157	(7,798)	71,745
	Woori Bank Europe	478,495	658,109	728,207	24,352	432,749
	Consolidated structured entities	8,759	1,950	3,925	0	6,784
Associates	LOTTE CARD Co., Ltd.	14,700	—	—	(351)	14,349
	Korea Finance Security Co., Ltd.	3,200	1,600	1,400	—	3,400
	Others	41	—	41	—	—
Other related Parties	Woori Card Co., Ltd. and its subsidiaries	5,880	5,754	5,866	(28)	5,740
	Woori Financial F&I Co., Ltd. and its subsidiaries and associates	4,900	189,900	194,800	—	—
	Godo Kaisha Oceanos No. 1	38,770	22,921	64,002	2,311	—

(*)	Settlement payment from normal operation among the related parties were excluded, and in the case of a limited loan, it was presented as a net increase or decrease.

		For the year ended December 31, 2024
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*)
Subsidiaries	PT Bank Woori Saudara Indonesia 1906 Tbk	322,350	373,520	528,924	38,854	205,800
	Woori Global Markets Asia Limited	404,506	757,502	789,077	42,524	415,455
	AO Woori Bank	153,741	388,872	387,889	1,208	155,932
	Banco Woori Bank do Brasil S.A.	3,739	32,424	28,681	750	8,232
	Woori Finance Myanmar Co., Ltd.	8,701	176	—	1,237	10,114
	Woori Bank Vietnam Limited	283,251	81,880	337,698	2,411	29,844
	Woori Bank (Cambodia) PLC	699,757	52,223	408,820	(34,460)	308,700
	Woori America Bank	17,119	17,317	34,964	528	—
	Woori Bank Europe	571,156	2,470,815	2,557,929	(5,547)	478,495
	Consolidated structured entities	9,956	1,022	2,219	—	8,759
Associates	LOTTE CARD Co., Ltd.	—	263,306	250,000	1,394	14,700
	Korea Finance Security Co., Ltd.	3,197	2,300	2,297	—	3,200
	Others	41	—	—	—	41
Other related Parties	Woori Financial Capital Co., Ltd. and its subsidiaries and associates	—	50,000	50,000	—	—
	Woori Card Co., Ltd. and its subsidiaries	5,158	—	—	722	5,880
	Woori Financial F&I Co., Ltd. and its subsidiaries and associates	165,800	856,300	1,017,200	—	4,900
	Woori Japan General Type Private Real Estate Feeder Investment Trust No.1-1 and its subsidiaries	19,589	—	19,784	195	—
	Godo Kaisha Oceanos No. 1	38,122	—	—	648	38,770
	WOORI ZIP 1	11,317	—	11,227	(90)	—
	WOORI ZIP 2	16,063	—	15,936	(127)	—

(*)	Settlement payment from normal operation among the related parties were excluded, and in case of a limited loan, it was presented as a net increase or decrease.

(5)	Changes in major deposits due to customers with related parties for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2025
Related parties		Beginning balance	Borrowings	Repayment and others (*2)	Ending balance (*1)
Parent company	Woori Financial Group Inc.	1,274,000	6,245,000	7,054,000	465,000
Subsidiary	Woori Global Markets Asia Limited	6,525	74,451	66,191	14,785
Associates	W Service Networks Co., Ltd.	1,000	—	—	1,000
	Korea Credit Bureau Co., Ltd.	—	1,000	—	1,000
	Win Mortgage Co., Ltd.	1,387	3,529	3,564	1,352
Other related parties	Woori Credit Information Co., Ltd.	5,599	8,502	4,002	10,099
	Woori Fund Service Co., Ltd.	15,500	4,000	—	19,500
	Woori Investment Securities Co., Ltd. and its subsidiaries and associates	2,431	2,000	3,000	1,431
	Woori Finance Research Institute Co., Ltd.	800	8,700	8,500	1,000
	Woori Asset Trust Co., Ltd.	175,000	569,720	654,720	90,000
	Woori Private Equity Asset Management Co., Ltd. and its associates	10,000	87,000	87,000	10,000
	Woori Venture Partners Co., Ltd. and its subsidiaries and associates	76,000	239,000	261,000	54,000
	Tong Yang Life Insurance Co.,Ltd. and its subsidiaries and associates (*3)	—	90,045	(2,505)	92,550
	ABL Life Insurance Co.,Ltd. and its subsidiaries and associates (*3)	—	1,055	1,000	55

(*1)	The details of payments made between related parties and the deposits due to customers that can be taken in and out easily are excluded.
(*2)	It includes the gain (loss) on valuation of the financial liabilities designated to be measured at FVTPL of Tong Yang Life Insurance Co.,Ltd. and its subsidiaries and associates.
(*3)	It includes transactions that occurred prior to the inclusion of the related party.

		For the year ended December 31, 2024
Related parties		Beginning balance	Borrowings	Repayment and others	Ending balance (*)
Parent company	Woori Financial Group Inc.	1,354,000	4,703,000	4,783,000	1,274,000
Subsidiary	Woori Global Markets Asia Limited	—	51,883	45,358	6,525
Associates	W Service Networks Co., Ltd.	1,000	2,000	2,000	1,000
	Win Mortgage Co., Ltd.	600	2,266	1,479	1,387
Other related parties	Woori Credit Information Co., Ltd.	6,199	4,500	5,100	5,599
	Woori Fund Service Co., Ltd.	17,000	15,500	17,000	15,500
	Woori Investment Securities Co., Ltd. and its subsidiaries and associates	2,000	2,431	2,000	2,431
	Woori Finance Research Institute Co., Ltd.	—	9,600	8,800	800
	Woori Asset Trust Co., Ltd.	56,000	874,816	755,816	175,000
	Woori Private Equity Asset Management Co., Ltd. and its associates	22,000	114,000	126,000	10,000
	Woori Venture Partners Co., Ltd. and its subsidiaries and associates	23,000	201,000	148,000	76,000

(*)	The details of payments made between related parties and the deposits due to customers that can be taken in and out easily are excluded.

(6)	Major borrowing transactions with related parties for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2025
Related parties		Beginning balance	Borrowings	Repayment	Others	Ending balance
Subsidiaries	Woori Bank China Limited	43,405	1,059,576	645,594	131	457,518
	Woori Bank Vietnam Limited	44,100	2,825,624	1,966,537	558	903,745
	Woori Bank Europe	81,327	116,307	168,196	446	29,884
Other related parties	Woori Card Co., Ltd. and its subsidiaries	25,482	312,656	315,405	0	22,733

		For the year ended December 31, 2024
Related parties		Beginning balance	Borrowings	Repayment	Others	Ending balance
Subsidiaries	Woori Bank China Limited	13,589	127,565	97,749	—	43,405
	Woori Bank Vietnam Limited	434,780	180,720	571,400	—	44,100
	Woori Bank Europe	66,801	173,284	158,758	—	81,327
Other related parties	Woori Card Co., Ltd. and its subsidiaries	24,002	282,802	281,322	—	25,482

(7)	Guarantees with the related parties are as follows (Unit: Korean Won in millions):

1)	The amount of guarantees provided to the related parties by the Bank as of December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024	Warranty
PT Bank Woori Saudara Indonesia 1906 Tbk	71,193	46,081	Confirmed guarantees in foreign currencies and others
Woori Bank China Limited	176,872	234,196	Confirmed guarantees in foreign currencies and others
AO Woori Bank	11,479	11,811	Confirmed guarantees in foreign currencies and others
Banco Woori Bank do Brasil S.A.	7,879	10,560	Confirmed guarantees in foreign currencies and others
Woori Global Markets Asia Limited	238,566	262,395	Confirmed guarantees in foreign currencies and others
Woori Bank Europe	51,971	56,570	Confirmed guarantees in foreign currencies and others
Woori Bank Vietnam Limited	136,552	95,882	Confirmed guarantees in foreign currencies and others
Woori Finance Myanmar Co., Ltd.	4,305	20,286	Confirmed guarantees in foreign currencies
Wealth Development Bank	64,571	46,599	Confirmed guarantees in foreign currencies
LOTTE CARD Co., Ltd.	1,650	1,691	Confirmed guarantees in foreign currencies

2)	The amount of guarantees and unused loan commitments provided by the related parties to the Bank as of December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024	Warranty
Woori Card Co., Ltd. and its subsidiaries	149,960	122,847	Loan commitment in local currency
Woori Bank Vietnam Limited	158,043	226,515	Confirmed guarantees in foreign currencies and others
Woori Bank China Limited	3,362	3,375	Confirmed guarantees in foreign currencies and others

(8)	The amount of commitments of derivatives and other commitments to the related parties as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	Warranty	December 31, 2025	December 31, 2024
Woori Private Equity Asset Management Co., Ltd. and its associates	Derivatives	—	9,719
Woori Card Co., Ltd. and its subsidiaries	Derivatives	293,490	484,000
	Unsettled commitment	500,000	500,000
Woori Investment Securities Co., Ltd. and its subsidiaries and associates	Unsettled commitment	150,000	150,000
Woori Financial Capital Co., Ltd. and its subsidiaries and associates	Unsettled commitment	200,000	200,000
Woori Financial F&I Co., Ltd. and its subsidiaries and associates	Unsettled commitment	150,000	345,100
Tong Yang Life Insurance Co.,Ltd. and its subsidiaries and associates.	Derivatives	472,165	—
ABL Life Insurance Co.,Ltd. and its subsidiaries and associates.	Unsettled commitment	20,000	—
Woori Bank China Limited	Derivatives	173	115
Woori Finance Myanmar Co., Ltd.	Loan commitment in foreign currency	6,027	—
Woori Bank (Cambodia) PLC	Loan commitment in foreign currency	717,450	398,370
	Unsettled commitment	—	248,430
Wealth Development Bank	Unsettled commitment	21,524	—
Korea BTL Infrastructure Fund	Securities purchase commitment	208,078	240,078
Woori Bank Vietnam Limited	Derivatives	196	—
	Unsettled commitment	82,267	117,156
Consolidated beneficiary certificates	Derivatives	17,386	15,767
	Securities purchase commitment	1,727,021	650,997
Consolidated structured entities	Commercial paper purchase commitment and others	2,187,733	2,153,730
	Unsettled commitment	12,216	13,141
	Derivatives	1,308,000	1,131,500
Korea Finance Security Co., Ltd.	Unsettled commitment	200	400
LOTTE CARD Co., Ltd.	Unsettled commitment	478,300	498,400
	Derivatives	440,000	350,000
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	Securities purchase commitment	4,664	4,664
Crevisse Lime Impact 1st Startup Venture Specialist Private Equity Fund	Securities purchase commitment	50	148
Samsung Together Korea IPPF Private Securities Investment Trust 3 [Equity-FoFs]	Securities purchase commitment	990,000	990,000
STASSETS No. 3 Private Equity Investment Limited Specialized In Start-up Ventures	Securities purchase commitment	1,500	3,000

	Warranty	December 31, 2025	December 31, 2024
NH Woori Newdeal Growth Alpha Private Equity Fund 1	Securities purchase commitment	611	11,379
BTS 2nd Private Equity Fund	Securities purchase commitment	1,234	1,854
Woori Corporate Turnaround No. 1 Private Equity Fund	Securities purchase commitment	17,391	21,639
Green ESG Growth No. 1 Private Equity Fund	Securities purchase commitment	7,048	19,136
Woori Equity Bridge Loan Private Placement Investment Trust No. 1	Securities purchase commitment	14,235	16,835
Woori GP Commitment Loan Private Placement Investment Trust No. 1	Securities purchase commitment	—	1,294
Woori GP Commitment Loan Private Placement Investment Trust No. 2	Securities purchase commitment	2,480	2,640
Woori GP Commitment Loan Private Placement Investment Trust No. 3	Securities purchase commitment	9,450	12,165
Woori Global Mid-market Secondaries Private Placement Investment Trust No. 1	Securities purchase commitment	6,794	6,162
Woori Renewable New Deal Private Placement Investment Trust No. 1	Securities purchase commitment	10,888	15,574
Woori Woori Bank Partners Private Placement Investment Trust No. 1	Securities purchase commitment	327,861	327,861
Woori Woori Bank Partners Private Placement Investment Trust No. 2	Securities purchase commitment	386,165	386,165
Woori Private Real Estate Investment Trust No. 1	Securities purchase commitment	35,137	75,137
Woori Private Real Estate Investment Trust No. 5	Securities purchase commitment	49,214	72,712
Woori Japan General Type Private Real Estate Feeder Investment Trust No.1-1 and its subsidiaries	Derivatives	—	72
Woori Japan Blind General Type Private Real Estate Feeder Investment Trust No.1	Securities purchase commitment	324	331
Woori Policy-type New Deal (Infra Investment) Private Placement Investment Trust No.1	Securities purchase commitment	5,312	5,312
Woori Equity Investment General Type Private Investment Trust No.1	Securities purchase commitment	456	456
Woori Fund Financing General Type Private Investment Trust	Securities purchase commitment	—	14,056
Woori Natixis Partnership Global Private Debt Fund No. 1-1 (USD)	Securities purchase commitment	65,588	117,236

	Warranty	December 31, 2025	December 31, 2024
Woori Seoul Beltway Private Special Asset Fund No. 1	Securities purchase commitment	27,103	30,949
JC Assurance Private Equity Partnership No. 2	Securities purchase commitment	—	859
Woori Asset Global Partnership Fund No. 5	Securities purchase commitment	75,000	97,500
Woori New Growth Credit Fund 1	Securities purchase commitment	2,044	23,050
Woori Clean Energy General Type Private Placement Investment Trust No.2	Securities purchase commitment	551	5,390
Woori Innovative Growth (Infrastructure) General Type Private Investment Trust No.2	Securities purchase commitment	23,341	27,429
Woori General Type Private Real Estate Investment Trust No. 6	Securities purchase commitment	58,698	81,265
Woori ESG Infrastructure Development General Type Private Investment Trust No. 2	Securities purchase commitment	6,958	7,359
Synaptic Future Growth Private Equity Fund I	Securities purchase commitment	1,249	2,649
Woori Dongbu Underground Expressway General Type Private Special Asset Investment Trust	Securities purchase commitment	14,816	15,178
Woori PE Secondary Private Placement Investment Trust No. 1	Securities purchase commitment	25,537	30,496
WOORI REFS GENERAL TYPE INVESTMENT TRUST No. 1	Securities purchase commitment	93	12,523
Woori Bank Partners General Type Private Investment Trust No.3	Securities purchase commitment	165,776	320,230
Woori Private Real Estate Investment Trust No. 7	Securities purchase commitment	61,387	152,541
Woori Senior Loan Private Placement Investment Trust No. 3	Securities purchase commitment	87,939	229,008
Woori Natixis Partnership Global Private Debt Fund No. 1-2 (EUR)	Securities purchase commitment	128,115	140,643
Woori Future Energy Private Special Asset Investment Trust (General) No.1	Securities purchase commitment	33,600	33,600
WOORI REFS GENERAL TYPE INVESTMENT TRUST No. 2	Securities purchase commitment	64,844	—
Woori Productive Financing Education Infrastructure General Private Special Asset Investment Trust No.1	Securities purchase commitment	3,000	—
Woori Baran-Namyang Expressway Private Special Asset Investment Trust	Securities purchase commitment	44,349	—

	Warranty	December 31, 2025	December 31, 2024
Woori Future Co-Growth High-tech Strategic Industries Private Investment Trust	Securities purchase commitment	130,000	—

As of December 31, 2025 and 2024, the recognized provisions for guarantees and commitments are 8,386 million Won and 8,367 million Won, respectively, in relation to the guarantees provided to the related parties above.

(9)	The details of major investment and recovery transactions with related parties for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2025
The same parent company and its associates	Investment and others (*)	Recovery and others (*)
Green ESG Growth NO.1 Private Equity Fund	12,088	2,675
Woori Busan Logistics Infra Private Placement Special Asset Investment Trust	—	96
Woori Equity Bridge Loan Private Placement Investment Trust No. 1	2,600	32,019
Woori GP Commitment Loan Private Placement Investment Trust No.1	691	5,516
Woori GP Commitment Loan Private Placement Investment Trust No.2	160	9,086
Woori GP Commitment Loan Private Placement Investment Trust No.3	2,716	1,174
Woori Global Mid-market Secondaries Private Placement Investment Trust No. 1	—	2,133
Woori Senior Loan Private Placement Investment Trust No. 2	—	70,564
Woori Renewable New Deal Private Placement Investment Trust No. 1	4,686	299
Woori Woori Bank Partners Private Placement Investment Trust No. 1	—	227,137
Woori Private Real Estate Investment Trust No. 1	40,000	174,927
Woori Private Real Estate Investment Trust No. 5	23,498	—
Woori Japan Blind General Type Private Real Estate Feeder Investment Trust No.1	—	13,734
Woori Equity Investment General Type Private Investment Trust No.1	—	1,666
Woori Innovative Growth New Deal Private Placement Investment Trust No.3	—	4,631
Woori Innovative Growth General Private Equity Special Asset Investment Trust No. 1	—	17,727
Woori Innovative Growth General Private Equity Special Asset Investment Trust No. 2	—	8,487
IGEN 2022 Private Equity Fund No. 1	—	1,328
Woori Seoul Beltway Private Special Asset Fund No. 1	3,847	—
Japanese Hotel Real Estate Private Equity Fund No.2	—	36
Woori New Growth Credit Fund 1	—	14,748
Woori Clean Energy General Type Private Placement Investment Trust No.2	4,838	—
Woori Innovative Growth (Infrastructure) General Type Private Investment Trust No.2	4,088	3,006
Woori General Type Private Real Estate Investment Trust No. 6	22,567	—
Woori ESG Infrastructure Development General Type Private Investment Trust No. 2	401	—
Woori Asset Global Partnership Fund No. 5	22,500	2,727
Synaptic Future Growth Private Equity Fund I	1,399	1,096
Woori Dongbu Underground Expressway General type Private Special Asset Investment Trust	362	—
Woori PE Secondary Private Placement Investment Trust No. 1	4,959	661
Woori General Private Equity Investment Trust 7 (Bond)	—	41,114
Woori Natixis Partnership Global Private Debt Fund No. 1-1(USD)	47,998	229
Woori Private Real Estate Investment Trust No. 7	91,154	—
Woori Senior Loan Private Placement Investment Trust No. 3	141,069	19,405
Woori Natixis Partnership Global Private Debt Fund No. 1-2 (EUR)	26,703	—
WOORI REFS GENERAL TYPE INVESTMENT TRUST No. 2	25,156	151
Woori Real Estate Blind Investment Private Placement Trust No.1	17,500	—
Woori Top-Class Senior Junior Private Placement Investment Trust	114,939	16,876
Woori Eugene Energy Link Private Equity Fund	5,000	—
Woori IMM Green Net Zero General type Private Special Asset Investment Trust	5,859	—
Woori Senior Loan Private Placement Investment Trust No.1	—	4,448
Woori General Private Equity Investment Trust 8	40,000	—
Woori NH Co-Growth Private Equity Fund I	4,576	—

(*)	Investment and recovery transactions of subsidiaries and associates are described in Note 13. (5).

	For the year ended December 31, 2024
The same parent company and its associates	Investment and others (*)	Recovery and others (*)
Green ESG Growth NO.1 Private Equity Fund	5,128	5,813
Woori Busan Logistics Infra Private Placement Special Asset Investment Trust	13,099	7
Woori Equity Bridge Loan Private Placement Investment Trust No. 1	48,491	36,104
Woori GP Commitment Loan Private Placement Investment Trust No.1	9,918	12,956
Woori GP Commitment Loan Private Placement Investment Trust No.2	15,625	18,755
Woori GP Commitment Loan Private Placement Investment Trust No.3	4,835	726
Woori Global Mid-market Secondaries Private Placement Investment Trust No. 1	2,897	1,065
Woori Senior Loan Private Placement Investment Trust No. 2	228,019	215,818
Woori Renewable New Deal Private Placement Investment Trust No. 1	16,792	—
Woori Woori Bank Partners Private Placement Investment Trust No. 1	4,591	—
Woori Woori Bank Partners Private Placement Investment Trust No. 2	45,061	—
Woori Private Real Estate Investment Trust No. 1	12,026	25,501
Woori Private Real Estate Investment Trust No. 2	19,662	19,590
Woori Private Real Estate Investment Trust No. 5	34,046	—
Woori Japan General Type Private Real Estate Feeder Investment Trust No.1-2	16,335	19,514
Woori Japan Blind General Type Private Real Estate Feeder Investment Trust No.1	87,028	79,930
Woori Policy-Type New Deal (Infra Investment) Private Placement Investment Trust No.1	14,744	18,726
Woori Innovative Growth New Deal Private Placement Investment Trust No.3	27,300	—
Dream Company Growth no.1 PEF	—	4,510
Midas No. 8 Private Equity Joint Venture Company	—	119
Synaptic Green No.1 PEF	5,000	4,780
IGEN 2022 Private Equity Fund No. 1	4,600	5,026
Woori Senior Loan Private Placement Investment Trust No. 1	63,348	117,541
Woori Seoul Beltway Private Special Asset Fund No. 1	3,487	25
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	—	10,327
Woori General Private Equity Investment Trust 1 (Bond)	—	51,672
Woori General Private Equity Investment Trust 2 (Bond)	—	30,821
Japanese Hotel Real Estate Private Equity Fund No.2	6,347	5,382
Woori New Growth Credit Fund 1	26,950	25,194
Woori Clean Energy General Type Private Placement Investment Trust No.2	3,257	—
Woori Innovative Growth (Infrastructure) General Type Private Investment Trust No.2	843	—
Woori General Type Private Real Estate Investment Trust No. 6	194,675	3,132
Woori ESG Infrastructure Development General Type Private Investment Trust No. 2	1,335	—
Woori General Private Equity Investment Trust 3 (Bond)	—	60,398
Woori Asset Global Partnership Fund No. 5	30,000	—
Synaptic Future Growth Private Equity Fund I	7,401	7,976
Woori Dongbu Underground Expressway General type Private Special Asset Investment Trust	2,022	—
Woori PE Secondary Private Placement Investment Trust No. 1	17,851	8,660
Woori Short Term Government and Special Bank Bond Active ETF	—	12,287
WOORI REFS GENERAL TYPE INVESTMENT TRUST No. 1	37,477	274
Woori General Private Equity Investment Trust 5 (Bond)	60,000	—
Woori Big Satisfaction Private 3(Bond)	10,000	—
Woori General Private Equity Investment Trust 6 (Bond)	40,000	—
Woorinara New Growth TOP 20 Securities Investment Trust No. 1 (Stocks)	1,000	1,000
Woori Big Satisfaction Money Market Fund 1 (Government & Agency Bonds)	700,666	1,254,670
Woori Korea Ultra Short-term Bond Securities Investment Trust (Bond)	50,000	50,000
Woori General Private Equity Investment Trust 7 (Bond)	40,000	—
Woori Fund Financing General Type Private Investment Trust	134,945	15,281
Woori Natixis Partnership Global Private Debt Fund No. 1-1(USD)	28,882	428
Woori Private Real Estate Investment Trust No. 7	47,459	180
Woori Senior Loan Private Placement Investment Trust No. 3	70,992	—
Woori Smart General Private Equity Investment Trust No.1 (Bond)	40,000	—
Woori Real Estate Investment No. 1 Limited Liability Company	10,000	—

(*)	Investment and recovery transactions of subsidiaries and associates are described in Note 13. (5).

(10)	Compensation to key management is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Short-term employee benefits	11,943	14,655
Share-based payment	12,141	7,569
Retirement benefit service costs	431	833

Total	24,515	23,057

Key management includes registered executives and non-registered executives. Outstanding assets from transactions with key management amount to 3,203 million Won and 3,523 million Won, as of December 31, 2025 and 2024, respectively. Also, liabilities from transaction with key management amount to 11,562 million Won and 69,372 million Won as of December 31, 2025 and 2024, respectively.

(11)	The Bank, Woori Card Co., Ltd. and its subsidiaries are liable to jointly reimburse the Bank’s debts before the split.

(12)

During the year ended December 31, 2025, Woori Investment Securities Co., Ltd. underwrote 40,000 million Won of bonds issued by the Bank and sold the entire underwritten amount on the issuance date. During the year ended December 31, 2024, Woori Investment Securities Co., Ltd. underwrote 40,000 million Won of hybrid securities issued by the Bank and sold the entire underwritten amount on the issuance date.

(13)

The Bank purchased and sold the bonds of 500,000 million Won and 440,000 million Won, respectively, through Woori Investment Securities Co., Ltd. during the year ended December 31, 2025. In addition, the Bank sold the bonds of 80,000 million Won through Tong Yang Life Insurance Co., Ltd.

(14)	As of December 31, 2025, the plan assets deposited in the defined benefit (DB) retirement pension plan managed and administered by Tong Yang Life Insurance Co., Ltd. amount to 266,169 million Won.

46.	TRUST ACCOUNTS

(1)	Trust accounts of the Bank as of December 31, 2025, and December 31, 2024 are as follows (Unit: Korean Won in millions):

	Total assets		Operating income
	December 31, 2025	December 31, 2024	For the years ended December 31
			2025	2024
Trust accounts	94,330,961	85,894,740	3,043,016	2,544,969

(2)	Receivables and payables from the transactions between the Bank and trust accounts as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Receivables
Trust fees receivables	48,172	46,273
Payables
Deposits due to customers	119,733	265,364
Borrowings from trust accounts	6,199,212	5,320,238

Total	6,318,945	5,585,602

(3)	Significant transactions between the Bank and trust accounts for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Revenue:
Trust fees	186,732	162,639
Termination fees	19,249	3,345

Total	205,981	165,984

Expense:
Interest expenses on deposits due to customers	791	955
Interest expenses on borrowings from trust accounts	130,417	152,045

Total	131,208	153,000

(4)	Principal guaranteed trusts and principal and interest guaranteed trusts

As of December 31, 2025 and 2024, the carrying of principal guaranteed trusts and principal and interest guaranteed trusts are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Partial principal guaranteed trusts:
Household money	7,456	7,823
Corporate money	193	189
Installment plan purpose	1,465	1,544

Sub-total	9,114	9,556

Principal guaranteed trusts:
Old-age pension trusts	2,455	2,450
Personal pension trusts	369,257	399,860
Pension trusts	542,034	592,533
Retirement trusts	26,043	26,159
New personal pension trusts	5,579	6,084
New old-age pension trusts	753	815

Sub-total	946,121	1,027,901

Principal and interest guaranteed trusts:
Development trusts	19	19
Unspecified money trusts	333	334

Sub-total	352	353

Total	955,587	1,037,810

47.	LEASES

The future lease payments under lease contracts as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Lease payments
Within one year	135,898	140,576
After one year but within five years	200,293	205,258
After five years	900	26,898

Total	337,091	372,732

Total cash outflows from leases for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Cash outflows for leases	171,528	171,368

There are no lease payments that are not included in the measurement of lease liabilities due to the fact that they are short-term leases or leases for which the underlying asset is of low value for the years ended December 31, 2025 and 2024. The variable lease payments not included in the measurement of lease liabilities for the years ended December 31, 2025 and 2024 are 32,530 million Won and 24,373 million Won, respectively.

48.	EVENT AFTER THE REPORTING PERIOD

In January, 2026, the Bank decided to implement a voluntary retirement program through labor-management agreement. As a result, the termination benefits to be recognized by the Bank in the first quarter of 2026 amount to 181,305 million Won.

Independent Auditors’ Review Report on Internal Control over Financial Reporting

(Based on a report originally issued in Korean)

To the board of directors and shareholder of

Woori Bank :

We have reviewed the accompanying Report on the Operational Status of Internal Controls over Financial Reporting (the “ICFR Report”) of Woori Bank (the “Bank”) as of December 31, 2025. The Bank’s management is responsible for designing and maintaining effective ICFR and for its assessment of the effectiveness of ICFR. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of ICFR, it is stated that: “Based on the assessment of the operational status of the ICFR by Company’s Chief Executive Officer and Internal Accounting Manager, the Bank’s ICFR has been effectively designed and is operating as of December 31, 2025, in all material respects, in accordance with the Conceptual Framework for Designing and Operating Internal Control over Financial Reporting (the “Conceptual Framework”) issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea.(the “ICFR Committee”)”

We conducted our review in accordance with ICFR Review Standards issued by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether the Bank’s ICFR Report is free of material misstatement. Our review consists principally of obtaining an understanding of the Bank’s ICFR, inquiries of bank personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances.

A bank’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Korean International Financial Reporting Standards (“K-IFRS”). A bank’s ICFR includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with K-IFRS, and that receipts and expenditures of the Bank are being made only in accordance with authorizations of management and directors of the Bank; and (3) regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Bank’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, ICFR may not prevent or detect material misstatements in the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review of the Bank’s ICFR Report, nothing has come to our attention that causes us to believe that the Bank’s ICFR Report as of December 31, 2025 is not prepared, in all material respects, in accordance with the Standard for Evaluation and Reporting of Internal Control over Financial Reporting issued by the ICFR Committee.

This report applies to the Bank’s ICFR in existence as of December 31, 2025. We did not review the Bank’s ICFR subsequent to December 31, 2025. This report has been prepared for Korean regulatory purposes, pursuant to the Act on External Audit of Stock Companies, Etc. and may not be appropriate for other purposes or for other users.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

March 3, 2026

Notice to Readers

This report is annexed in relation to the audit of the separate financial statements as of and for the year ended December 31, 2025.